2007 Annual Report





Knoll

Right: Burt Staniar, Knoll Chairman, left, Kass Bradley, President and CEO, Knoll North America, and Andrew Cogan, Knoll CEO, celebrated the newly established Kathleen G. Bradley Scholarship at Cranbrook Academy of Art.



We are well aware of the macroeconomic challenges that our customers and we will face in 2008, yet we do so with a strategy, product portfolio and geographic balance that we believe ensures that Knoll is significantly better positioned to weather these headwinds than at any time in our history. Office systems, which tend to be the most volatile industry category, represent just over 50% of our sales today, compared to almost 70% in 2000. Our complementary seating, storage and casegoods products represent approximately 20% of our revenues, up from 12% at the start of the decade. And today, approximately 10% of our sales come from outside of North America, up from 7% in 2000.

In closing, I want to thank each of you for your continued interest and ownership in Knoll. I also extend thanks to our associates and dealers for their commitment to our mission, which has made these results possible. I am grateful for the continuous guidance and support of our Board of Directors, and, in particular, I want to recognize the 30 year career of one of our true "classics," Kass Bradley, who is retiring on May 23 as President and CEO of Knoll North America. Kass embodies the values that all of us at Knoll aspire to model. Her caring for the well being of our people, her tireless work to meet the needs of our customers and her commitment to our dealer partners is a tradition that we hope to carry forward in the years ahead. Kass has taught us well, and we are happy to honor her years of service with the establishment of the Kass Bradley Scholarship in Design at the Cranbrook Academy of Art, the same school which our co-founder Florence Knoll attended in the 1930s.

Thank you again for your support and interest in Knoll.

Andrew Cogan
CEO
Knoll, Inc.

* For a reconciliation of the non-GAAP financial measures used herein to the comparable GAAP financial measures, see "Reconciliation of non-GAAP Financial Measures" on page S-2 of this annual report.

** This annual report contains forward-looking statements that are based on numerous assumptions about future events and conditions which may prove to be inaccurate. See "Forward-looking Statements" beginning on page 34 of this annual report.

stock based compensation, and the trailing four quarters of EBITDA for Edelman Leather, which we acquired in October 2007.

In 2007, we also expanded the mix of our revenue outside of North America; repurchased 2.261 million shares of our common stock; negotiated a new bank facility, expanding our borrowing capacity to $500 million while simultaneously reducing our borrowing costs; and, even after giving effect to the stock buybacks, the acquisition of Edelman Leather and a 9% increase in our dividend, we reduced our leverage ratio from 2.46 to 2.18, as absolute debt increased by only $18.3 million from the end of 2006. Our team is enormously proud of these results, which could not have been achieved without the support and hard work of our associates and dealers.

We are pleased with our performance, but more importantly we are excited about our future. Over the next 18 months we expect to introduce the most comprehensive portfolio of new products in the history of our company.

We are pleased with our performance, but more importantly we are excited about our future. Over the next 18 months we expect to introduce the most comprehensive portfolio of new products in the history of our company. As a whole new generation of office workers and consumers emerge, and as the very nature of how people work and live continues to change, we believe no company is better positioned to provide the right mix of modern design solutions than Knoll, especially for the multi-generational workplace.

Moving forward, we anticipate continuing the expansion of our geographic footprint, building on growing strength and profitability in Europe and beyond. We expect that our unique high margin specialty businesses will comprise a record 22% of our revenues in 2008, up from 13% at the start of the decade. And we are not resting on our margin achievements; we remain committed to achieving our 15% mid-term operating margin goals as we work to expand our already industry leading levels of profitability.

I welcome the opportunity to work closely with our new President and Chief Operating Officer, Lynn Utter. In addition to her broad based business experience, Lynn's skills as a listener, her intellectual curiosity and appreciation for the importance of dealer partners and operational excellence make her a terrific addition to the Knoll team. I am encouraged that we were able to find a leader of Lynn's stature. Her appointment demonstrates our commitment to diversity and adds to our management team someone with relevant business experience from another field.



Jeffrey Bernett and Nicholas Dodziuk's Dividends Horizon™, introduced in 2007, offers a range of planning opportunities for individual and shared workspaces.

Dear Shareholders:

We enter our fourth year as a public entity stronger than ever. For 70 years we have been fulfilling the vision of our founders, Hans and Florence Knoll, using modern design to connect people with their work, their lives and their world. Our continued design and manufacturing excellence, combined with a demonstrated commitment to environmental leadership that runs throughout our entire organization, has prominently distinguished Knoll in the minds of our customers and the architects and designers who specify our products.

Our passion for design fuels a performance-driven culture at Knoll that has, for well over a decade and in a variety of market conditions, produced results that set the benchmark for financial performance in our industry. You can see the proof of this in our performance since our initial public offering in December of 2004, as we have:

For 70 years we have been fulfilling the vision of our founders, Hans and Florence Knoll, using modern design to connect people with their work, their lives and their world.

- Grown our revenues by 50% vs 27% growth for the industry,
- Doubled our operating profits,
- Increased our still industry leading operating margins by 340 basis points, and
- Delivered a 123% increase in our adjusted EPS.

In addition, we have reduced our debt, and our leverage ratio is down even more. We have bought back over 8.5 million shares, including just over one million in the fourth quarter of 2007, and we have grown our dividend by 140%, from 20 cents to 48 cents annually. All of these actions are driven by a determination to use all the levers available for us to create value for our shareholders.

For the third consecutive year, we continued to grow our revenues in 2007 faster than the industry and we expanded our already industry leading margins. In fact, we ended the year by reporting our highest quarterly sales, earnings, EPS, gross margins and operating margins since our 2004 IPO.

For the full year, sales exceeded $1 billion, and full year adjusted earnings per share grew 26%, from $1.17 to $1.47. Gross margins, in spite of continued inflation and foreign exchange pressures, improved by 210 basis points, from 32.5% to 34.6%. Operating margins increased from 11.9% to 13.5%.

Operating profits grew from $116.9 to $142.2 million in 2007, an increase of $25.3 million or 21.6%. EBITDA increased by 18.9% to $170.9 million in 2007, which includes depreciation and amortization, non-cash



Brian Graham's impeccably detailed GREENGUARD Indoor Air Quality Cerified® wood casegoods collection debuted in 2007.

1235 Water Street
East Greenville, PA 18041
Tel 215 679-7991
Fax 215 679-1013

March 25, 2008

Dear Stockholder:

Knoll

We cordially invite you to attend our 2008 Annual Meeting of Stockholders to be held at 9:00 a.m. (local time) on Wednesday, April 30, 2008 at our offices located at 76 Ninth Avenue, 11th Floor, New York, New York 10011. The attached notice of Annual Meeting and proxy statement describe the business we will conduct at the meeting and provide information about Knoll, Inc. that you should consider when you vote your shares.

When you have finished reading the proxy statement, please promptly vote your shares by marking, signing, dating and returning the proxy card in the enclosed prepaid envelope. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting, whether or not you can attend.

Thank you for your cooperation.

Sincerely,



Andrew B. Cogan
Chief Executive Officer

1235 Water Street
East Greenville, PA 18041
Tel 215 679-7991
Fax 215 679-1013

Knoll

KNOLL, INC.

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Knoll, Inc.:

TIME: 9:00 a.m. (local time)

DATE: Wednesday, April 30, 2008

PLACE: Knoll, Inc., 76 Ninth Avenue, 11th Floor, New York, New York 10011

PURPOSES:

1. To elect three (3) directors for a term ending at the 2011 Annual Meeting of Stockholders, or thereafter in each case when their respective successors are duly elected and qualified.

2. To ratify the audit committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

3. To transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

WHO MAY VOTE:

You are entitled to notice of, and to vote at, the Annual Meeting or any adjournments thereof if you were the record owner of Knoll, Inc. common stock at the close of business on March 17, 2008. A list of stockholders of record will be available at the meeting and during regular business hours for the 10 days prior to the meeting at our offices at 76 Ninth Avenue, 11th Floor, New York, New York 10011. A stockholder may examine the list for any legally valid purpose related to the meeting.

BY ORDER OF THE BOARD OF DIRECTORS



Michael A. Pollner
Vice President, General Counsel and Secretary

March 25, 2008

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to Be Held on April 30, 2008

The proxy statement and annual report to stockholders are available at www.edocumentview.com/KNL

TABLE OF CONTENTS

	Page
GENERAL INFORMATION ABOUT THE ANNUAL MEETING	1
Why Did You Send Me this Proxy Statement?	1
What Will I Be Voting On?	1
How Many Votes Do I Have?	1
How Do I Vote?	1
May I Revoke My Proxy?	2
How Does our Board of Directors Recommend That I Vote on the Proposals?	2
What Constitutes a Quorum for the Meeting?	2
What Vote is Required to Approve Each Proposal?	2
What is the Effect of Broker Non-Votes and Abstentions?	2
Is Voting Confidential?	3
What Are the Costs of Soliciting these Proxies?	3
Householding of Annual Disclosure Documents	3
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	4
PROPOSAL 1—ELECTION OF DIRECTORS	7
Board of Directors	8
Corporate Governance Guidelines	9
Code of Ethics	9
Director Independence	9
Board Meetings and Committees	10
Compensation Committee Interlocks and Insider Participation	11
Communications with Directors	12
Compensation of Directors	12
EXECUTIVE OFFICERS	15
EXECUTIVE COMPENSATION	17
Compensation Discussion and Analysis	17
Summary Compensation Table	26
Grants of Plan-Based Awards	28
Narrative Disclosure For Summary Compensation Table and Grants of Plan-Based Awards Table	29
Outstanding Equity Awards at Fiscal Year-End	30
Option Exercises and Stock Vested	31
Restricted Stock—2008 Vesting	31
Pension Benefits	32
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL	33
Severance Under Employment Agreements	33
Severance Pay Plan and Notice Pay Plan	33
Post-Retirement Medical and Life Insurance Benefits	34
Pension Benefits	34
Change-in-Control Provisions	34
Potential Post-Retirement Payments to Named Executive Officers As of December 31, 2007	35
COMPENSATION COMMITTEE REPORT	37
TRANSACTIONS WITH RELATED PERSONS	38
Restricted Stock-Tax Withholding	38
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	38
REPORT OF AUDIT COMMITTEE	39
PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	40
OTHER MATTERS	41
STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTOR	41

[THIS PAGE INTENTIONALLY LEFT BLANK]

KNOLL, INC.
1235 WATER STREET
EAST GREENVILLE, PENNSYLVANIA 18041
215-679-7991

PROXY STATEMENT FOR THE KNOLL, INC. 2008 ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because our board of directors is soliciting your proxy to vote at our 2008 Annual Meeting of Stockholders and any adjournments of the meeting. This proxy statement summarizes the information you need to know to vote at the Annual Meeting. You do not need to attend the Annual Meeting to vote your shares. Instead, you may vote your shares by marking, signing, dating and returning the enclosed proxy card. If you hold your shares through a broker you may also be able to vote your shares either via the Internet or by telephone.

On or about March 25, 2008, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all stockholders entitled to notice of, and to vote at, the Annual Meeting. Only stockholders who owned our common stock at the close of business on March 17, 2008, the record date, are entitled to vote at the Annual Meeting. On the record date, there were 49,155,389 shares of our common stock outstanding, including 47,880,618 shares of stock entitled to vote and 1,274,771 shares of restricted stock that are not entitled to vote. Our common stock is our only class of voting stock. We are also sending along with this proxy statement our 2007 annual report, which includes our financial statements for the fiscal year ended December 31, 2007.

What Will I Be Voting On?

You will be voting on:

1. The election of three directors to serve for a term ending at our 2011 Annual Meeting of Stockholders, or thereafter in each case when their respective successors are duly elected and qualified;
2. The ratification of the audit committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and
3. Any other business properly presented at the annual meeting.

How Many Votes Do I Have?

Each share of our common stock that you own entitles you to one vote.

How Do I Vote?

You may vote by signing and mailing your proxy card. If you properly fill in your proxy card and send it to us in time, your "proxy" (*one of the individuals named on your proxy card*) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxyholder will vote your shares as recommended by our board of directors. Proxy cards must be received prior to the time of the vote in order for the shares represented by the proxy card to be voted. If you hold your shares through a broker or financial institution, you should contact your broker or financial institution to determine how you may vote your shares.

If you attend the Annual Meeting, you may also submit your vote in person, and any previous votes that you submitted will be superseded by the vote that you cast at the Annual Meeting.

If you plan to attend the Annual Meeting and vote in person, we will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on March 17, 2008, the record date for voting. The Annual Meeting will be held at 9:00 a.m. (local time) on Wednesday, April 30, 2008 at our offices at 76 Ninth Avenue, 11th Floor, New York, New York 10011. When you arrive at the venue, signs will direct you to the appropriate meeting rooms. You need not attend the Annual Meeting in order to vote.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before it is voted at the meeting. You may revoke your proxy in any one of the following ways:

- You may send in another proxy with a later date;
- You may notify our Secretary in writing before the Annual Meeting that you have revoked your proxy; or
- You may vote in person at the Annual Meeting.

How Does our Board of Directors Recommend That I Vote on the Proposals?

Our board of directors recommends that you vote as follows:

- "**FOR**" the election of the three nominees for director for a term ending at the 2011 Annual Meeting of Stockholders, or thereafter in each case when their respective successors are elected and qualified;
- "**FOR**" ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2008.

If any other matter is presented, your proxyholder will vote your shares in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the Annual Meeting, other than those discussed in this proxy statement.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding and entitled to vote is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting, in person or by proxy, abstentions and broker non-votes are counted for purposes of determining whether a quorum exists.

What Vote is Required to Approve Each Proposal?

Proposal 1: Election of Directors	The three nominees for director who receive the most votes (also known as a "plurality" of the votes) will be elected.
Proposal 2: Ratify Appointment of Independent Registered Public Accounting Firm	The affirmative vote of a majority of the shares present at the meeting, in person or by proxy, and entitled to vote on the proposal is required to ratify the selection of independent registered public accounting firm.

What is the Effect of Broker Non-Votes and Abstentions?

- *Broker Non-Votes*: Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares. Your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on routine matters. The election of directors and the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm should be treated as routine matters. Broker non-votes will not count as votes against on any matter at the annual meeting.

- *Abstentions*: Because abstentions are treated as shares present or represented and entitled to vote at the Annual Meeting, abstentions with respect to Proposal 2 will have the same effect as votes against the proposal. However, abstentions will have no effect on the outcome of the vote to elect directors.

Is Voting Confidential?

We will seek to keep all the proxies, ballots and voting tabulations private. We only let inspectors of election examine these documents. We will not disclose your vote to management or others unless it is necessary to meet legal requirements. We will, however, forward to management any written comments you make on the proxy card or elsewhere.

What Are the Costs of Soliciting these Proxies?

We will pay all of the costs of soliciting these proxies. Solicitation of proxies will be made principally through the mails, but our officers and employees may also solicit proxies in person or by telephone, fax or email. We will pay these employees and officers no additional compensation for these services. We will ask banks, brokers and other institutions, nominees and fiduciaries to forward these proxy materials to the beneficial owners of the common stock and to obtain authority to execute proxies. Upon request, we will then reimburse them for their reasonable expenses.

Householding of Annual Disclosure Documents

In December 2000, the Securities and Exchange Commission (the "SEC") adopted a rule concerning the delivery of annual disclosure documents. The rule allows us or your broker to send a single set of our annual report and proxy statement to any household at which two or more of our stockholders reside, if we or your broker believe that the stockholders are members of the same family. This practice, referred to as "householding," benefits both you and us. It reduces the volume of duplicate information received at your household and helps to reduce our expenses. The rule applies to our annual reports, proxy statements and information statements. Once you receive notice from your broker or from us that communications to your address will be "householded," the practice will continue until you are otherwise notified or until you revoke your consent to the practice. Each stockholder will continue to receive a separate proxy card or voting instruction card.

If your household received a single set of our annual disclosure documents this year, but you would prefer to receive your own copy, please contact us by writing to Knoll, Inc., c/o Corporate Secretary, 1235 Water Street, East Greenville, Pennsylvania 18041, or calling our Investor Relations department at 215-679-7991 and we will promptly send you a copy of our annual disclosure documents.

If you do not wish to participate in "householding" and would like to receive your own set of our annual disclosure documents in future years, follow the instructions described below. Conversely, if you share an address with another of our stockholders and together both of you would like to receive only a single set of our annual disclosure documents, follow these instructions:

- If your shares are registered in your own name, please contact us by writing to Knoll, Inc., c/o Corporate Secretary, 1235 Water Street, East Greenville, Pennsylvania 18041, or calling our Investor Relations department at 215-679-7991, and inform us accordingly.
- If a broker or other nominee holds your shares, please contact the broker or other nominee directly and inform them of your request.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 29, 2008, for (a) the executive officers named in the Summary Compensation Table on page 26 of this proxy statement, (b) each of our directors and director nominees, (c) all of our current directors and executive officers as a group, and (d) each stockholder known by us to own beneficially more than 5% of our outstanding common stock. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, subject to community property laws, based on information provided to us by these stockholders. Percentage of ownership is based on 49,155,389 shares of common stock outstanding on February 29, 2008, including 47,880,618 shares of stock entitled to vote and 1,274,771 shares of restricted stock that are not entitled to vote.

	Common Stock Beneficially Owned	
Name of Beneficial Owner	**Number**	**Percent (1)**
Stockholders owning approximately 5% or more:		
Columbia Wanger Asset Management, L.P. (2)	5,670,000	11.5
Directors and Executive Officers:		
Burton B. Staniar (3)	391,294	*
Andrew B. Cogan (4)	811,981 (5)	1.6
Kathleen G. Bradley (6)	214,073	*
Stephen A. Grover (7)	234,415	*
Arthur C. Graves (8)	160,157	*
Barry L. McCabe (9)	141,595	*
Jeffrey A. Harris (10)(11)	69,250 (12)	*
Sidney Lapidus (10)(11)	68,750	*
Kewsong Lee (10)(11)	6,250	*
John F. Maypole (11)(13)(14)	33,750	*
Anthony P. Terracciano (11)(13)(14)**	25,350	*
Stephen F. Fisher (11)(14)(15)	17,500	*
Sarah E. Nash (11)(14)(16)	16,250	*
All directors and executive officers as a group (17 persons) (17)	2,283,272	4.5

* Represents beneficial ownership of less than one percent of our outstanding common stock.

** Mr. Terracciano resigned from our board of directors effective March 17, 2008.

(1) Percentages are calculated pursuant to Rule 13d-3 under the Exchange Act. Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days following February 29, 2008, or shares of restricted stock which will become vested within 60 days following February 29, 2008, are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, those unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person or group.

(2) Columbia Wanger Asset Management, L.P. filed a Schedule 13G/A with the SEC on January 28, 2008, indicating that as of December 31, 2007, (a) it has sole voting power and sole dispositive power over all of these shares, and (b) the shares reported include shares held by Columbia Acorn Trust, which held 10.28% of the shares of Knoll as of December 31, 2007. The address of Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(3) Includes 300,000 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2008. Excludes 40,000 shares of restricted common stock held by Mr. Staniar, which shares are subject to forfeiture if Mr. Staniar ceases to be an employee prior to December 13, 2010, subject to earlier pro rata vesting if we meet certain operating targets or Mr. Staniar is terminated on account of death, disability or termination by us without cause.

(4) Includes 490,732 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2008. Excludes 160,000 shares of restricted common stock held by Mr. Cogan, which shares are subject to forfeiture if Mr. Cogan ceases to be an employee prior to December 13, 2010, subject to earlier pro rata vesting if we meet certain operating targets or Mr. Cogan is terminated on account of death, disability or termination by us without cause. Also excludes 83,148 shares of restricted common stock held by Mr. Cogan that vest annually in equal one–third increments on the first, second and third anniversary of the grant date (October 22, 2007), which shares are subject to forfeiture if Mr. Cogan ceases to be an employee, subject to earlier pro rata vesting if Mr. Cogan is terminated on account of death, disability or termination by us without cause.

(5) In February 2007, Mr. Cogan entered into two prepaid variable forward sale contracts with different maturities and terms that cover 225,000 shares of common stock represented in this column. These shares are pledged to the counter-party to the prepaid variable forward sale contracts to secure Mr. Cogan's obligations under those contracts.

(6) Excludes 160,000 shares of restricted common stock held by Ms. Bradley, which shares are subject to forfeiture if Ms. Bradley ceases to be an employee prior to December 13, 2010, subject to earlier pro rata vesting if we meet certain operating targets or Ms. Bradley is terminated on account of death, disability or termination by us without cause.

(7) Includes 184,440 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2008. Excludes 72,000 shares of restricted common stock held by Mr. Grover, which shares are subject to forfeiture if Mr. Grover ceases to be an employee prior to December 13, 2010, subject to earlier pro rata vesting if we meet certain operating targets or Mr. Grover is terminated on account of death, disability or termination by us without cause. Also excludes 16,352 shares of restricted common stock held by Mr. Grover that vest annually in equal one–third increments on the first, second and third anniversary of the grant date (October 22, 2007), which shares are subject to forfeiture if Mr. Grover ceases to be an employee, subject to earlier pro rata vesting if Mr. Grover is terminated on account of death, disability or termination by us without cause.

(8) Includes 110,182 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2008. Excludes 72,000 shares of restricted common stock held by Mr. Graves, which shares are subject to forfeiture if Mr. Graves ceases to be an employee prior to December 13, 2010, subject to earlier pro rata vesting if we meet certain operating targets or Mr. Graves is terminated on account of death, disability or termination by us without cause. Also excludes 16,352 shares of restricted common stock held by Mr. Graves that vest annually in equal one–third increments on the first, second and third anniversary of the grant date (October 22, 2007), which shares are subject to forfeiture if Mr. Graves ceases to be an employee, subject to earlier pro rata vesting if Mr. Graves is terminated on account of death, disability or termination by us without cause.

(9) Includes 44,072 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2008. Excludes 56,000 shares of restricted common stock held by Mr. McCabe, which shares are subject to forfeiture if Mr. McCabe ceases to be an employee prior to December 13, 2010, subject to earlier pro rata vesting if we meet certain operating targets or Mr. McCabe is terminated on account of death, disability or termination by us without cause. Also excludes 24,944 shares of restricted common stock held by Mr. McCabe that vest annually in equal one–third increments on the first, second and third anniversary of the grant date (October 22, 2007), which shares are subject to forfeiture if Mr. McCabe ceases to be an employee, subject to earlier pro rata vesting if Mr. McCabe is terminated on account of death, disability or termination by us without cause.

(10) Includes 6,250 shares of common stock issuable upon the exercise of options held by each of Messrs. Harris, Lapidus and Lee that are currently exercisable or exercisable within 60 days of February 29, 2008. Excludes options to purchase 18,750 shares of common stock held by each of Messrs. Harris, Lapidus and Lee, which will not vest within 60 days after February 29, 2008.

(11) Excludes 3,731 shares of restricted common stock held by each non-employee director that vest annually in equal one–third increments on the first, second and third anniversary of the grant date (February 11, 2008), which shares are subject to forfeiture if such non-employee director ceases to be a director, subject to earlier pro rata vesting if the directorship is terminated on account of death or disability.

(12) Includes 10,000 shares owned by the Jamie & Jeffrey Harris Family Foundation, of which Mr. Harris is a Trustee.

(13) Includes 18,750 shares of common stock for each of Mr. Maypole and Mr. Terracciano issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2008.

(14) Excludes options to purchase 6,250, 6,250, 12,500, and 18,750 shares of common stock held by Messrs. Maypole, Terracciano and Fisher and Ms. Nash, respectively, which will not vest within 60 days after February 29, 2008.

(15) Includes 12,500 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2008.

(16) Includes 6,250 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2008.

(17) Includes 1,269,055 shares of common stock issuable to all directors and executive officers as a group upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2008. Excludes 837,913 shares of restricted common stock held by all directors and executive officers as a group. Excludes options to purchase 185,943 shares of common stock held by all directors and executive officers as a group which will not vest within 60 days after February 29, 2008.

PROPOSAL 1—ELECTION OF DIRECTORS

Our board of directors currently consists of nine members, classified into three classes as follows: Andrew B. Cogan, Kewsong Lee, Stephen F. Fisher and Sarah E. Nash constitute a class with a term that expires at the 2008 Annual Meeting, or thereafter in each case when their respective successors are duly elected and qualified (the "Class I directors"); Burton B. Staniar and Sidney Lapidus constitute a class with a term that expires at the 2009 Annual Meeting, or thereafter in each case when their respective successors are duly elected and qualified (the "Class II directors"); and Kathleen G. Bradley, Jeffrey A. Harris and John F. Maypole constitute a class with a term that expires at the 2010 Annual Meeting, or thereafter in each case when their respective successors are duly elected and qualified (the "Class III directors"). At each Annual Meeting of Stockholders, directors are elected for a term ending at the third Annual Meeting of Stockholders after such election, or thereafter in each case when their respective successors are duly elected and qualified.

On January 24, 2008, our nominating and corporate governance committee recommended Messrs. Cogan and Fisher and Ms. Nash for reelection after due consideration of their qualifications and service experience on our board of directors. On February 4, 2008, based, in part, on the recommendation of our nominating and corporate governance committee, our board of directors voted to nominate Messrs. Cogan and Fisher and Ms. Nash for reelection at the 2008 Annual Meeting of Stockholders to serve for a term ending at the 2011 Annual Meeting of Stockholders, or thereafter in each case when their respective successors are duly elected and qualified.

Anthony P. Terracciano resigned from our board of directors effective on March 17, 2008. Immediately following Mr. Terracciano's resignation, our board of directors approved a reduction in the size of our board of directors from ten to nine members. Our board of directors also approved an additional reduction in its size from nine to eight members, effective immediately following the 2008 Annual Meeting of Stockholders. Mr. Lee will retire from the board upon the end of his term at the Annual Meeting of Stockholders on April 30, 2008.

Unless authority to vote for any of these nominees is withheld, the shares represented by the enclosed proxy will be voted **FOR** the election of the director nominees. In the event that a nominee becomes unable or unwilling to serve, the shares represented by the enclosed proxy will be voted for the election of such other person as the board of directors may recommend in his place. We have no reason to believe that any nominee will be unable or unwilling to serve as a director.

The election of directors will be determined by a plurality vote and the three nominees receiving the most votes will be elected.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF ANDREW B. COGAN, STEPHEN F. FISHER AND SARAH E. NASH AS DIRECTORS, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

Board of Directors

Set forth below are the names of the persons nominated as directors and directors whose terms do not expire this year, their ages as of February 29, 2008, their offices within the company, if any, their principal occupations or employment for the past five years, the length of their tenure as directors and the names of other public companies in which such persons hold directorships.

Name	Age	Position
Burton B. Staniar	66	Chairman of the Board
Andrew B. Cogan	45	Chief Executive Officer, Knoll, Inc., and Director
Kathleen G. Bradley	58	President and Chief Executive Officer, Knoll North America, and Director
Jeffrey A. Harris	52	Director
Sidney Lapidus	70	Director
John F. Maypole	68	Director
Stephen F. Fisher	55	Director
Sarah E. Nash	54	Director

Burton B. Staniar has served as Chairman of the Board of Knoll, Inc. since his appointment in December 1993. Mr. Staniar served as our Chief Executive Officer from December 1993 to January 1997. Prior to that time, Mr. Staniar held a number of assignments at Westinghouse Electric Corporation, including President of Group W Cable and Chairman and Chief Executive Officer of Westinghouse Broadcasting. Mr. Staniar is also a director of Journal Register Company.

Andrew B. Cogan has served as a director of Knoll, Inc. since February 1996 and assumed the role of Chief Executive Officer of Knoll, Inc. in April 2001 after serving as Chief Operating Officer since December 1999. Mr. Cogan has held several positions in the design and marketing group worldwide since joining us in 1989, including Executive Vice President—Marketing and Product Development and Senior Vice President. Mr. Cogan is also a director of the Chinati Foundation in Marfa, Texas.

Kathleen G. Bradley has served as a director of Knoll, Inc. since November 1999 and assumed the role of President and Chief Executive Officer, Knoll North America, in April 2001. She was named as our President in December 1999, after serving as Executive Vice President—Sales, Distribution and Customer Service from August 1998 until December 1999, Senior Vice President from 1996 until August 1998 and Divisional Vice President for Knoll's southeast division from 1988 until 1996. Prior to that time, Ms. Bradley was regional manager for our Atlanta region, a position to which she was promoted in 1983. She began her career with Knoll in 1979. Ms. Bradley intends to retire from her position as President and Chief Executive Officer, Knoll North America, effective May 23, 2008. However, Ms. Bradley has indicated that she wishes to remain a director, subject to the approval of the board of directors which is required pursuant to our Policy on Change in Director's Professional Status. Our Policy on Change in Director's Professional Status is available in the corporate governance portion of our website at *www.knoll.com*.

Jeffrey A. Harris has served as a director of Knoll, Inc. since February 1996. Mr. Harris is a Managing Director of Warburg Pincus LLC, a private equity investment firm, where he has been employed since 1983. His responsibilities include involvement in investments in energy, technology and other industries. Mr. Harris is a director of Bill Barrett Corporation, ElectroMagnetic GeoServices ASA, Nuance Communications and several private companies.

Sidney Lapidus has served as a director of Knoll, Inc. since February 1996. Mr. Lapidus is a Retired Partner of Warburg Pincus LLC, a private equity investment firm, where he was employed from 1967 to 2007. Mr. Lapidus is a director of Lennar Corporation, The Neiman Marcus Group, Inc., as well as a number of non-profit organizations.

John F. Maypole has served as a director of Knoll, Inc. since December 2004. Mr. Maypole has, for over 20 years, served as an independent consultant to various corporations and providers of financial services. Mr. Maypole is also a director of MassMutual Financial Group and National Captioning Institute, Inc.

Stephen F. Fisher has served as a director since December 2005. Mr. Fisher is the Executive Vice President and Chief Financial Officer of Entercom Communications Corp., a radio broadcasting company, a position he has held since November 1998.

Sarah E. Nash has served as a director of Knoll, Inc. since September 2006. In August 2005, Ms. Nash retired as a Vice Chairman of J.P. Morgan Chase & Co.'s Investment Bank where she was responsible for the firm's client relationships. Prior to these responsibilities, she was the Regional Executive and Co-Head of Investment Banking for North America at J.P. Morgan Co. Ms. Nash serves on the Board of Directors of Merrimack Pharmaceuticals, Inc., a biotechnology company. She is a Trustee for Washington & Lee University, New York-Presbyterian Hospital, The New York Historical Society and The New York Restoration Project. Ms. Nash is also on the Business Leadership Council of CUNY.

Corporate Governance Guidelines

Our board of directors has adopted Corporate Governance Guidelines that provide the framework for the governance of the company. Our Corporate Governance Guidelines are available on our website at *www.knoll.com* and will also be made available to stockholders without charge, upon request, in writing to our Corporate Secretary at Knoll, Inc., 1235 Water Street, East Greenville, Pennsylvania 18041. The information contained on our website is not included as part of, or incorporated by reference into, this proxy statement.

Code of Ethics

Our board of directors has adopted a Code of Ethics that applies to all of our directors, officers and employees, including our chief executive officer and chief financial and accounting officers. The Code of Ethics is publicly available on our website at *www.knoll.com* and will also be made available without charge to any person upon request in writing to our Corporate Secretary at Knoll, Inc., 1235 Water Street, East Greenville, Pennsylvania 18041. We intend to disclose amendments to, or waivers from, provisions of the code of ethics that apply to any director or principal executive, financial or accounting officers on our website at *www.knoll.com*, in lieu of disclosing such matters in Current Reports on Form 8-K.

Director Independence

In accordance with our Corporate Governance Guidelines, our board of directors has reviewed the qualifications of each of its members and, on February 4, 2008, affirmatively determined that Messrs. Maypole, Terracciano (who subsequently resigned from the board on March 17, 2008), Fisher, Harris, Lapidus, and Lee and Ms. Nash, a majority of the members of our board of directors, are independent. Independent directors will continue to represent a majority of our directors after the departure of Mr. Lee at the conclusion of our Annual Meeting of Stockholders on April 30, 2008. The independence standards of the New York Stock Exchange are composed of objective standards and subjective standards. Under the objective standards, a director will generally not be deemed independent if he or she receives compensation (other than as a director) in excess of certain thresholds or if certain described relationships exist. Under the subjective standards, a director will not be independent if the board of directors determines that the director has a material relationship with us. In addition to our board of directors determining these directors meet the objective standards under the listing standards of the New York Stock Exchange, our board of directors has determined that none of these individuals has a material relationship with the company (directly or as a partner, shareholder, or officer of an organization that has a relationship with the company) other than as a director. In making this determination, the board of directors considered relationships of some of the directors with entities that had significant share ownership in the company and the fact that some of the directors serve on boards of companies, or are (or recently were) associated with companies or entities, to which we sold products, or from which we purchased products or services during the year. Given the size and nature of these transactions, we concluded that they would not interfere with the exercise of independent judgment by these board members. The board of directors relied on both information provided by the directors and information developed internally by the company in evaluating these facts.

Cranbrook Educational Community

In connection with its director independence determination, the board of directors reviewed our relationship with the Cranbrook Educational Community. In 2007, we pledged to make charitable contributions to the Cranbrook Educational Community totaling $1.0 million over a period of seven years, partially in recognition of the fact that our founder, Florence Knoll, attended Cranbrook in the 1930s. Jeffrey A. Harris, a member of our board of directors, is a member of the Board of Trustees of the Cranbrook Educational Community. Additionally, in February 2008, we contributed $50,000 to establish the Kass Bradley Scholarship in Design for the Cranbrook Academy of Art in honor of our retiring President and CEO, Knoll North America, Kathleen (Kass) G. Bradley. In connection with our annual independence review, our board of directors reviewed these relationships and determined that they were not material to the company and that they do not affect the independence of Mr. Harris.

Board Meetings and Committees

During the year ended December 31, 2007, there were six meetings of our board of directors. During 2007, no director attended fewer than 75% of the total number of meetings of the board and of committees of the board on which he or she served, except Mr. Lee, who attended 50% of our board of directors meetings in 2007. Currently, we do not have a formal policy regarding director attendance at our Annual Meetings of Stockholders. However, it is expected that absent compelling circumstances, our directors will be in attendance at our 2008 Annual Meeting of Stockholders. Nine out of our ten directors attended our 2007 Annual Meeting of Stockholders.

In accordance with our Corporate Governance Guidelines, our non-management directors, who also constitute our independent directors, meet periodically without any management directors or employees present, as required by the New York Stock Exchange Listing requirements and in accordance with our Corporate Governance Guidelines.

Our board of directors maintains an audit committee, a compensation committee, and a nominating and corporate governance committee. Each of these committees operates pursuant to a written charter, which are publicly available on our website at *www.knoll.com* and will also be made available to stockholders without charge, upon request in writing to our Corporate Secretary at Knoll, Inc., 1235 Water Street, East Greenville, Pennsylvania 18041.

Audit Committee. Our audit committee met seven times during 2007. This committee currently has three members, Messrs. Fisher and Maypole and Ms. Nash. Ms. Nash was appointed to the audit committee on March 14, 2008. Anthony P. Terracciano served as a member of the audit committee for all of 2007 and subsequently resigned on March 17, 2008. Our board of directors has determined that Mr. Maypole, the Chairman of the audit committee, is an "audit committee financial expert," as the SEC has defined that term in Item 401 of Regulation S-K. The composition of our audit committee meets the currently applicable independence requirements of the New York Stock Exchange and SEC rules and regulations. Our audit committee (i) assists our board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit function and independent registered public accounting firm; (ii) assumes direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm; (iii) provides a medium for consideration of matters relating to any audit issues; and (iv) prepares the audit committee report that the SEC rules require be included in our annual proxy statement or annual report on Form 10-K. The audit committee reviews and evaluates, at least annually, its performance and the performance of its members, including compliance with its charter. Please see the report of the audit committee set forth elsewhere in this proxy statement.

Compensation Committee. Our compensation committee met five times during 2007. This committee currently has three members, Messrs. Harris and Lapidus and Ms. Nash. Mr. Harris serves as Chairman of the committee. Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. Our chief executive officer generally makes recommendations to the Compensation Committee regarding executive compensation matters. In February 2007, our board of directors designated our compensation committee to serve as the administrative committee under our stock incentive plans. In that role, our compensation committee will determine which individuals will receive awards under our stock incentive plans, the types of such awards, the terms and conditions of such awards and, subject to our stock option grant policy, the time at which such awards will be granted. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee met three times during 2007. This committee currently has two members, Messrs. Harris and Fisher. Mr. Fisher currently serves as Chairman of our nominating and corporate governance committee. Anthony P. Terracciano served as a member of the nominating and corporate governance committee for all of 2007 and subsequently resigned on March 17, 2008. The nominating and corporate governance committee oversees and assists our board of directors in identifying, reviewing and recommending nominees for election as directors; evaluates our board of directors and our management; develops, reviews and recommends corporate governance guidelines and a corporate code of business conduct and ethics; and generally advises our board of directors on corporate governance and related matters. The nominating and corporate governance committee reviews and evaluates, at least annually, its performance and the performance of its members, including compliance with its charter.

The nominating and corporate governance committee may consider director candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. For all potential candidates, the committee may consider all factors it deems relevant, such as a candidate's personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the industry in which we operate, past service on the board of directors, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need on the board of directors and concern for the long-term interests of the stockholders.

In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes to nominate a candidate to be considered for election as a director at the 2009 Annual Meeting of Stockholders, it must follow the procedures described in "Stockholder Proposals and Nominations for Director" set forth elsewhere in this proxy statement. If a stockholder wishes simply to propose a candidate for consideration as a nominee by the nominating and corporate governance committee, it should submit any pertinent information regarding the candidate to the nominating and corporate governance committee by mail to Knoll, Inc., c/o Corporate Secretary, 1235 Water Street, East Greenville, Pennsylvania 18041.

Compensation Committee Interlocks and Insider Participation

No person who served as a member of our compensation committee during fiscal year 2007 was a current or former officer or employee of ours or, except as described in "Transactions with Related Persons," engaged in transactions with us required to be disclosed by SEC regulations during fiscal year 2007. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Communications with Directors

In accordance with our Corporate Governance Guidelines, interested persons may send communications to the board, to any committee of the board or to any individual members of the board (including non-management directors) by sending a letter to the following address: Knoll, Inc., c/o Corporate Secretary, 1235 Water Street, East Greenville, Pennsylvania 18041. In addition, our board of directors has adopted "Whistleblower Procedures" setting forth procedures to enable the receipt and investigation of accounting, legal or retaliatory claims. The Whistleblower Procedures are publicly available in the Corporate Governance portion of our website at *www.knoll.com*.

Compensation of Directors

Our Corporate Governance Guidelines provide that the form and amount of compensation provided to our directors shall be determined by the board of directors with the assistance of the compensation committee. The board of directors and compensation committee periodically review our director compensation programs to ensure that they remain competitive. In making this review, the board of directors and compensation committee considers our size, industry characteristics, location, the practices at comparable companies in the same region, and such other factors as the compensation committee deems relevant. Effective October 1, 2007, our board of directors adopted the Knoll, Inc. Non-Employee Director Compensation Plan. Under this Plan, our compensation package for non-employee directors currently consists of:

- an annual fee of $50,000, payable in quarterly installments of $12,500;
- a fee of $2,500 for each board meeting attended (including participation by telephone);
- a $10,000 annual fee for chair of the audit committee, payable in quarterly installments of $2,500;
- an annual grant of restricted shares on the third trading day after the public release of annual financial results with a fair market value of $50,000 at the time of the grant; and
- reimbursement for expenses incurred in the performance of their duties as directors.

All or a portion of annual fees and meeting fees may, at the election of the non-employee director, be paid in the form of shares of our common stock. The number of shares issuable pursuant to such an election is equal to the value of the fee forgone divided by the fair market value of the common stock on the payment date. Prior to the adoption of the Knoll, Inc. Non-Employee Director Compensation Plan our non-employee directors received an annual fee of $25,000, a fee of $2,500 for each board meeting attended, a grant of 25,000 stock options upon joining the board of directors, and reimbursement for expenses incurred in the performance of their duties as directors.

The table below sets forth information concerning the compensation we paid to our non-employee directors and our chairman during 2007 for service on our board of directors. Each of the directors listed below served for the entire year.

Director Compensation Table—2007

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Stock Awards $(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Total ($)
Burton B. Staniar (2)	—	—	200,000 (3)	2,934	202,934
Jeffrey A. Harris	46,250 (4)	91,402 (5)	—	—	137,652
Sidney Lapidus	46,250 (6)	91,402 (5)	—	—	137,652
Kewsong Lee	38,750 (7)	91,402 (5)	—	—	130,152
John F. Maypole	56,250 (8)	15,463 (9)	—	—	71,713
Anthony P. Terracciano	43,750 (10)	15,463 (9)	—	—	59,213
Stephen F. Fisher	46,250 (11)	29,518 (12)	—	—	75,768
Sarah E. Nash	46,250 (13)	72,953 (14)	—	—	119,203

(1) Amounts shown do not reflect the compensation actually received by the director. Instead, amounts shown in this column represent the compensation costs we recognized as an expense in 2007 for financial accounting purposes, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions, in connection with outstanding equity awards. The fair values of these awards and the amounts expensed in 2007 were determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) *Share-Based Payment* (FAS 123R). The assumptions used in determining the grant date fair values of these awards are set forth in Notes 2 and 16 to our consolidated financial statements, which are included in our annual report on Form 10-K for the year ended December 31, 2007, filed with the SEC on February 29, 2008. The restricted stock and stock option awards to which the expenses in this column relate are described in the footnotes below.

(2) Mr. Staniar serves as our chairman pursuant to an amended and restated employment agreement dated January 1, 2006. In accordance with his employment agreement, Mr. Staniar receives an annual salary of $200,000. Mr. Staniar does not receive any additional compensation for his service on our board of directors.

(3) On December 14, 2004, Mr. Staniar was granted 80,000 restricted shares which cliff vest on December 13, 2010, if he is still employed with us at such time. The restricted shares can vest earlier upon the achievement of certain operating profit targets. The operating profit targets are as follows: (i) $100.0 million, (ii) $115.0 million, (iii) $130.0 million, (iv) $145.0 million, (v) $160.0 million, and (vi) $175.0 million. One-sixth of the amount of the original award vests upon the achievement of each target. As of February 11, 2008, the first three targets were achieved and one-half of the restricted shares granted on December 13, 2004 vested.

(4) Mr. Harris received $31,250 as annual compensation for serving on our board of directors and $15,000 for attending six board of director meetings in 2007.

(5) On February 12, 2007, each of these directors was granted stock options to purchase 25,000 shares of our common stock at an exercise price of $23.47 per share. These stock options vest equally over the four-year period following the grant date (February 12, 2007), but may vest earlier upon a change-in-control. As of December 31, 2007, none of these stock options were vested.

(6) Mr. Lapidus received $31,250 as annual compensation for serving on our board of directors and $15,000 for attending six board of director meetings in 2007.

(7) Mr. Lee received $31,250 as annual compensation for serving on our board of directors and $7,500 for attending three board of director meetings in 2007.

(8) Mr. Maypole received $31,250 as annual compensation for serving on our board of directors and $10,000 for serving as chairman of our audit committee. Mr. Maypole also received $15,000 for attending six board of directors meetings in 2007.

(9) On December 17, 2004, we granted Mr. Maypole and Mr. Terracciano each with stock options to purchase 25,000 shares of our common stock at an exercise price of $17.80 per share. These stock options vest equally over the four-year period following the grant date (December 17, 2004), but may vest earlier upon a change-in-control. As of December 31, 2007, 18,750 of these stock options were vested and 6,250 were unvested.

(10) Mr. Terracciano received $31,250 as annual compensation for serving on our board of directors and $12,500 for attending five board of directors meetings in 2007. Mr. Terracciano resigned from our board of directors, effective March 17, 2008.

(11) Mr. Fisher received $31,250 as annual compensation for serving on our board of directors and $15,000 for attending six board of directors meetings in 2007.

(12) On December 6, 2005, we granted Mr. Fisher stock options to purchase 25,000 shares of our common stock at an exercise price of $18.01 per share. These stock options vest equally over the four-year period following the grant date (December 6, 2005), but may vest earlier upon a change-in-control. As of December 31, 2007, 12,500 of these stock options were vested and 12,500 were unvested.

(13) Ms. Nash received $31,250 as annual compensation for serving on our board of directors and $15,000 for attending six board of directors meeting in 2007.

(14) On September 27, 2006, we granted Ms. Nash stock options to purchase 25,000 shares of our common stock at an exercise price of $20.04 per share. These stock options vest equally over the four-year period following the grant date (September 27, 2006), but may vest earlier upon a change-in-control. As of December 31, 2007, 6,250 of these stock options were vested and 18,750 were unvested.

EXECUTIVE OFFICERS

Set forth below are the names of our executive officers, who are not also directors, their ages as of February 29, 2008, their offices within the company, their principal occupations or employment for the past five years and the names of other public companies in which such persons hold directorships.

Name	Age	Position
Lynn M. Utter	45	President and Chief Operating Officer, Knoll North America
Arthur C. Graves	61	Executive Vice President—Sales and Distribution
Stephen A. Grover	55	Executive Vice President—Operations
Benjamin A. Pardo	46	Senior Vice President—Director of Design
Barry L. McCabe	61	Executive Vice President and Chief Financial Officer
Michael A. Pollner	35	Vice President, General Counsel and Secretary
Marcia A. Thompson	51	Vice President—Human Resources
David L. Schutte	43	Senior Vice President and Chief Marketing Officer

Lynn M. Utter was named our new President and Chief Operating Officer, Knoll North America, effective March 3, 2008. Prior to joining us, Ms. Utter served from 2003 to 2008 as the Chief Strategy Officer at Coors Brewing Company, a business unit of Molson Coors Brewing Company. Prior to that, she held the title of Group Vice President, Operations, and various other operational titles during her tenure with Coors, which began in 1997. Prior to her employment by Coors, Ms. Utter was employed as the Vice President, Sales of Frito-Lay Company. Ms. Utter also is currently a Director of WESCO International, Inc.

Arthur C. Graves was promoted to Executive Vice President—Sales and Distribution on January 1, 2008 after serving as our Senior Vice President—Sales and Distribution since October 1999. Mr. Graves began his career with us in 1989 and has held several senior sales management positions with us since that time. Prior to joining us, Mr. Graves was employed by Herman Miller from 1979 to 1989, where he held several sales and management positions. Mr. Graves' career in the contract office furniture industry has spanned more than 25 years.

Stephen A. Grover was promoted to Executive Vice President—Operations on January 1, 2008 after serving as our Senior Vice President—Operations since May 1999. Mr. Grover is responsible for our Purchasing, Logistics, Product Development and Manufacturing teams. Prior to joining us, Mr. Grover was the Global Manufacturing Manager for General Electric's Magnetic Resonance Imaging business. Over his 19-year career at General Electric, he also worked across the plastics business and medical systems business in progressively larger roles.

Benjamin A. Pardo was appointed as our Senior Vice President—Director of Design in September 2005. Prior to joining us, Mr. Pardo was President of Unifor, Inc., where he had been employed since 1988.

Barry L. McCabe was promoted to Executive Vice President on January 1, 2008 after serving as our Senior Vice President and Chief Financial Officer since May 2002. Mr. McCabe served as our Senior Vice President, Treasurer and Controller from January 2000 until May 2002 and served as our Vice President, Treasurer and Controller from January 1995 until January 2000. Prior to joining us in August 1990, Mr. McCabe worked with a number of Westinghouse business units during his 16 year career at Westinghouse.

Michael A. Pollner became our Vice President, General Counsel and Secretary on March 1, 2007, after serving as our Assistant General Counsel since September 1, 2005. Prior to joining us, Mr. Pollner was a lawyer with the Philadelphia-based law firm, Blank Rome LLP, which he joined in February 2004. From September 1999 to February 2004, Mr. Pollner was a member of the business law department at Cohen & Grigsby, P.C. in Pittsburgh, Pennsylvania.

Marcia A. Thompson was promoted to Vice President—Human Resources in January 2005. She was named Director of Human Resources in April 2003, after serving as Human Resources Manager from 1993 until April 2003. Ms. Thompson's career in human resources has spanned 20 years.

David L. Schutte became our Senior Vice President and Chief Marketing Officer on January 1, 2007. Mr. Schutte began his career with us in 1990 and served until 1995 in several roles including Director of Marketing for *KnollStudio*® and *KnollExtra*®. Subsequently, Mr. Schutte held several senior positions in the contract office furniture industry including Vice President of Marketing for Maharam and Vice President of A&D Sales for Herman Miller. Mr. Schutte rejoined us in May 2004 as Vice President and General Manager of *KnollTextiles*™, a position he held until January 1, 2007.

EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

Overview

This Compensation Discussion and Analysis addresses the compensation paid or awarded to our five executive officers listed in the Summary Compensation Table below. These executive officers are referred to in this proxy statement as our "named executive officers". Our compensation policies discussed below generally apply equally to all of our executive officers, but for purposes of this compensation discussion and analysis references to "executive officers" or "officers" refer to our named executive officers, unless the context indicates otherwise.

Our executive compensation programs are generally designed to:

- provide competitive compensation packages that will attract and retain superior talent;
- motivate our executive officers to achieve desired company and individual performance and to appropriately reward that performance; and
- align the interests of our executive officers with the long-term interests of our stockholders, primarily through equity awards.

We believe that motivating and rewarding exceptional performance is the overriding principle of our executive compensation programs.

Our executive compensation programs are comprised of: (i) base salary; (ii) annual non-equity incentive bonuses, which are discretionary, but based primarily on the achievement of individual and company objectives and performance; and (iii) long-term incentive compensation in the form of periodic equity awards. In addition to our annual discretionary non-equity incentive bonuses, we sometimes grant additional cash bonuses that relate to exceptional efforts or accomplishments, rather than pre-determined individual or company financial or business metrics.

The following table sets forth the primary objectives addressed by each component of our executive compensation programs.

Type of Compensation	Objectives Addressed
Base Salary	Competitive Compensation
Annual Non-Equity Incentive Bonus	Competitive Compensation; Motivation; Reward
Long-Term Incentive Compensation (Stock Options and Restricted Shares)	Retention; Reward; Alignment of Interests with Stockholders

Our named executive officers are also provided severance and change-in-control protections, which can be triggered in a number of scenarios, and also may participate in our standard pension and retirement plans on the same basis as our associates generally. Our named executive officers are not generally provided with any material perquisites, and the compensation amounts reflected in the tables that follow this compensation discussion and analysis do not reflect the payment or provision of any perquisites.

Process

Our compensation committee generally meets at least three times a year formally and on more occasions as needed. Members of our compensation committee also discuss compensation matters with our chief executive officer and among themselves informally throughout the year in an effort to both (i) monitor the appropriateness of our executive compensation packages on an on-going basis and (ii) prepare for the formal compensation committee meetings and the definitive compensation decisions that are made at those meetings.

At formal compensation committee meetings, our chief executive officer presents the compensation committee with his recommendations regarding compensation for the named executive officers, including recommendations as to (i) base salaries and non-equity incentive award targets for the upcoming year and (ii) the actual payouts under the annual non-equity incentive awards granted to the named executive officers for the previous year.

In connection with these recommendations, the compensation committee is provided with information on the executive officers' existing compensation arrangements and compensation history, if requested. The committee is also provided (and considers) our actual financial performance during the previous year, both in relation to the performance targets set in the previous year and in relation to the industry as a whole. Other factors, including the executive officer's individual performance and any extraordinary efforts or hurdles faced by the executive officer in the previous year, are also considered.

We generally do not establish compensation levels based on formal benchmarking to competitors. However, the compensation committee and the full board of directors is usually provided with compensation and other performance information of our primary publicly held competitors, including Herman Miller, Inc., Steelcase, Inc. and HNI Corporation. We use this information to make subjective determinations as to whether our compensation packages are competitive and reasonable.

After reviewing the chief executive officer's recommendations and the other relevant information, the compensation committee determines the compensation packages for each of the named executive officers (other than our chief executive officer), including annual non-equity incentive target awards for the named executive officers for the upcoming fiscal year. In accordance with our compensation committee charter, the compensation committee makes a recommendation to our full board of directors with respect to the compensation arrangements for our chief executive officer. Our board of directors then evaluates those recommendations and any other information it deems appropriate and determines the compensation package for our chief executive officer.

Our chief executive officer may also periodically recommend to the compensation committee that certain executive officers receive equity grants (typically restricted stock or stock options). We do not have a policy of standard or periodic equity grants to executive officers. These grants are typically based on the executive officers' then-outstanding equity and the responsibilities that such executive officer has managed in the past or is expected to manage in the future.

Base Salary

The compensation committee reviews base salary levels for executive officers on an annual basis. Currently, our only named executive officers with formal written employment agreements are our Chief Executive Officer, Mr. Cogan, and our President and Chief Executive Officer, Knoll North America, Ms. Bradley. In determining salaries, we take into consideration individual experience and past performance of the executive officer. We also consider the base salaries of executive officers at the peer companies discussed above. However, this information is used only as a point of reference to ensure that base salary for the executive officer is reasonably competitive.

We attempt to set base salaries at levels that are competitive in the industry and in relation to the particular job function of the executive officer. The annual base salary provides a base level of compensation for services rendered during the year and is intended to reward the executive officer for the day-to-day complexities and difficulties of his/her job. We believe this provides the executive with a fair level of compensation, but also enables our annual discretionary incentive bonuses and equity grants to have a significant motivating impact on the executive officers.

Annual Non-Equity Incentive Bonuses

We award non-equity incentive bonuses on an annual basis. Our annual incentive bonuses are primarily intended to motivate our executive officers to exceed our performance objectives for the year. The compensation committee, with the input of the chief executive officer, establishes specific performance goals related specifically to that officer's areas of responsibility and to the company's overall financial performance. Typically, these bonuses are based on us obtaining a certain level of operating profit for the year (based on our financial plan for the year) and additional financial metrics that are tied to the specific position of the executive officer. For instance, the annual award for our Executive Vice President—Operations will typically also tie to gross margin and other factory performance metrics. These performance goals can change from year to year as circumstances and business conditions change. The target payouts on these awards are generally between 100% to 125% of the executive officer's base salary and, therefore, provide an opportunity for the executive officer to significantly increase his/her annual cash compensation by delivering strong performance and assisting the company in meeting its financial targets.

The compensation committee determines the amount of each executive's actual non-equity incentive payment based on our ability to meet the company financial targets set at the time the award is granted and an assessment of the officer's progress toward achieving the individual established goals and any other criteria determined to be appropriate by the compensation committee, including the ability of the executive officer to react to real-time challenges that arise in the course of the year. As explained above, in accordance with our compensation committee charter, the compensation committee makes a recommendation to the board of directors with respect to the annual incentive payments for the chief executive officer, and the board of directors makes the final determination of such amounts.

We have significant flexibility to increase or decrease the amounts paid under the non-equity incentive awards, regardless of whether the various targets are achieved. The decision to increase or decrease an actual payout under the award is generally based on a variety of factors we deem appropriate, including, without limitation, our overall performance for the year, the individual executive's performance, the business environment existing during the year and any extraordinary obstacles that may have arisen during the course of the year. As evident from some of the payouts approved for 2006 and 2007, the executive officers can be significantly rewarded when the company and individual performance measures are exceeded.

By structuring these annual incentive bonuses in a way that permits us to exercise discretion and permits us to consider individual performance metrics related specifically to the role of the executive officer, as well as overall company performance (typically operating profit), we enable our executive officers to have a more direct impact on the ultimate payout under their individual annual incentive bonuses. Although their individual performance impacts the overall company performance metric, the satisfaction of that company metric is dependent on the performance of many other parts of the company and can also be impacted by general economic factors outside of anyone's control. In the event overall company performance falls short of the desired target in any given year, we can adjust the payout downward under the award for some executive officers, and at the same time reward other executive officers who met or exceeded their individual performance targets for the year, as we determine to be equitable.

In addition to discretionary increases under the non-equity incentive awards, the compensation committee may, and has in the past, granted additional special bonuses that relate more to extraordinary and exceptional efforts or accomplishments of one or more executive officers than to pre-determined company or individual financial performance metrics. For example, in connection with our two secondary public offerings in 2006, we paid special bonuses to Mr. Cogan and Mr. McCabe as a way of recognizing and rewarding that accomplishment and their extraordinary efforts in furtherance of that accomplishment. These amounts are disclosed in the "bonus" column of the Summary Compensation Table below.

The financial targets used in our annual non-equity incentive compensation programs generally relate to our annual financial plan that is submitted to and approved by our board of directors. For example, the operating profit projections contained in our 2007 financial plan were also used as the operating profit targets we incorporated into our 2007 non-equity incentive awards. Accordingly, these awards are intended to motivate and drive our officers to achieve (and exceed) those financial plan targets.

For 2007, the non-equity incentive awards were tied primarily to our operating profits and we believe they had the desired effect of helping to drive strong operating performance. We were able to increase our operating efficiencies and grow our gross margins to 34.6% and operating margins to 13.5% in 2007. We were also able to moderately grow our revenues more than the industry in what was a more difficult economic environment. These achievements, among others, enabled us to exceed our operating profit target of $135.2 million in 2007.

Given the size of these awards, we believe our executives are significantly motivated to meet and exceed our targeted financial metrics. In many cases our executive officers can double their cash compensation by delivering strong performance during the year. We believe this potential increase in annual cash compensation keeps our executive officers highly motivated and, when performance targets are met and exceeded, appropriately rewarded for their hard work and exceptional performance in what are very demanding jobs.

Long-term Incentive Compensation—Equity Grants

We believe that our executive officers should have significant equity interests, and have designed our compensation programs accordingly. Long-term incentive compensation, in the form of restricted shares and stock options, is a key component of our executive compensation program and serves a retention, motivation and reward function. Equity awards also align the interests of our executive officers with those of our stockholders and reward our executive officers by allowing them to share in any appreciation in the value of our common stock. They are designed to reward a longer performance horizon than our annual non-equity incentive bonuses, typically three to six years.

Stock Options and Stock Option Grant Policy. On February 6, 2007, we adopted a stock option grant policy. Prior to the adoption of this policy, we did not have a formal policy governing our stock option grants. The stock option grant policy provides that all stock option grants will be approved at a meeting (including telephonic meetings) and not by written consent. Under this policy, stock options will only be granted on a quarterly basis and the effective date of each grant will be the third trading day after our next public announcement of quarterly or annual financial results following the date the compensation committee meets to consider such grants. The exercise price of stock options will be the closing price of our common stock on the New York Stock Exchange as of the effective date of each grant. Restricted stock awards are not expressly covered by the terms of the stock option grant policy, but we generally intend to treat the grant of restricted stock awards in a similar manner.

Our stock option grants typically vest over a four or five year period following the date of grant, but vesting is accelerated upon a change-in-control of the company. Outstanding stock options are generally forfeited when an officer ceases to be employed by the company. However, depending on the reasons for the separation of employment (i.e., death, disability, or cause), our option grants have historically permitted grantees to hold options that were vested at the time of the separation for up to one year. Unvested stock options are forfeited immediately upon separation of employment.

Restricted Shares. We periodically grant restricted shares to our executive officers and other key employees. Our restricted share grants have typically vested in one tranche on the fifth or sixth anniversary of the date of grant, at which point the restrictions on the shares lapse and the vested shares may be sold by the grantees. In addition to the time vesting of our restricted share awards, they also have a performance feature that can result in accelerated pro rata vesting based on our obtainment of certain operating profit targets. The vesting of the restricted shares can also accelerate (on a pro rata basis) upon a change-in-control of the company and upon terminations without cause. Restricted shares are forfeited if the grantee voluntarily leaves the company prior to the vesting or is terminated for "cause" (as defined in the applicable restricted share agreement or stock incentive plan). Dividends that accrue on our common stock during the vesting period of any restricted shares are accrued and paid out to the grantee when the restricted shares vest.

2007 Restricted Share Awards. In October 2007, we granted our named executive officers (other than Ms. Bradley) with restricted shares that vest equally over the three-year period following grant (one-third per year). These grants did not follow our typical practice as they do not have an accelerated vesting feature; they are straight three-year time vested shares. These shares do, however, provide for pro rata accelerated vesting upon a change-in-control or termination without cause. These grants were designed to ensure the services of our senior leadership team over at least the next three years. Retaining the services of these senior leaders and maintaining their stake in the company was especially important given the impending retirement of Ms. Bradley and the integration of Ms. Utter, our new President and Chief Operating Officer, Knoll North America. In addition, increasing the unvested equity held by these officers was considered important from a retention perspective as a significant portion of the restricted shares granted to these officers in 2004 are beginning to vest on an accelerated basis upon the achievement of operating profit targets.

Retention Feature.

When an executive officer leaves the company, stock options and unvested restricted share awards are generally forfeited. The amount of equity provided to an executive officer is typically evaluated with a view to making sure that the equity (whether restricted shares, stock options, or both) has significant enough value that the forfeiture of the equity upon voluntarily leaving the company significantly discourages our executive officers from seeking other employment opportunities and from entertaining other employment opportunities that may otherwise arise. We believe this retentive characteristic of long-term equity grants is an important part of our overall compensation program.

We believe restricted shares are particularly effective retention tools because they can maintain value in spite of fluctuations in our stock price. Stock options have an exercise price that, based on fluctuations in our stock price, can exceed the market price of our stock, causing the stock options to be of little or no value. Restricted shares have no exercise price feature and therefore tend to better maintain value in response to fluctuations in our stock price. We generally use the retentive value of restricted stock primarily for only our most senior executive officers and other key employees. These are the people we believe are critical to our future success and also the ones we believe will be required to handle the most significant responsibilities.

Motivation and Reward Feature.

In addition to the retention aspect of stock options and restricted stock, we also believe stock option and restricted share awards also serve a motivation and reward function. The higher our stock price at vesting, the more valuable these equity awards become to the grantee. Over the vesting period, grantees can increase the value of these equity awards (and, therefore, their overall compensation) to the extent their individual performance can impact the company's overall performance and result in an increase in our stock price. We, therefore, believe these equity awards motivate the grantees to accomplish desired performance and, to the extent our stock price responds to our overall performance, these restricted shares can result in significant value to our officers, rewarding them for their hard work and exceptional performance.

Stock Ownership Policy. In August 2007, we adopted a Stock Ownership Policy that is applicable to our directors and named executive officers. Under the policy, our named executive officers are required to own equity equal to at least four times their base salary and our directors are required to own equity equal to at least four times their annual cash retainer. There is a five year transition period to allow individuals to become compliant with the policy. Please see the policy, which is available on our website at *www.knoll.com*, for more detailed information on how stock and equity derivatives are valued and other details of the policy.

We believe this policy helps further our desire to have our named executive officers' interests aligned with the interests of our stockholders. The four times base salary requirement will result in our named executive officers holding a significant amount of value in Knoll equity. For example, in the case of our chief executive officer, Mr. Cogan, whose base salary is currently $800,000 per annum, the equity holdings must be at least $3,200,000.

Pension and Retirement Benefits

Each of our named executive officers participates in the Knoll Pension Plan, a noncontributory defined benefit plan, which covers all of our regular full-time or part-time U.S. associates, who are not covered by a collective bargaining agreement. The plan provides retirement benefits for service starting on or after March 1, 1996, and participants become 100% vested after five years of service. All of our named executive officers are fully vested.

Upon attainment of normal retirement age (65, 66, or 67, depending on the participant's date of birth) or the 5th anniversary of participation in the plan, participants become entitled to a pension benefit of 1.55% of their career compensation, which is defined in the plan as the sum of the participant's compensation earned for each calendar year starting with the later of the date of hire or March 1, 1996. Annual compensation under the plan is limited to certain dollar amounts set each year by applicable U.S. law. In addition, the plan provides for a minimum benefit per year of participation of $300.

Upon retirement, participants in the plan may elect to receive benefits as a life annuity, joint and survivor annuity, or life annuity with a period certain. Early retirement is available for participants age 55 or older with at least 5 years of service. Benefit payments for early retirement may be reduced by ½ of 1% for each month's payment before normal retirement age depending on the participant's age and years of service at the time of such early retirement.

The Knoll Pension plan was put into place in 1996 as a way of (i) structuring our compensation programs to be more competitive for all of our associates and (ii) providing our associates (including our named executive officers) with a tax qualified retirement plan that would ensure that our associates had a certain level of additional compensation after retirement.

Severance and Change-in-Control Benefits

We have a severance pay plan that generally applies to all of our regular full-time or part-time U.S. employees, including our named executive offers, who are not covered by a collective bargaining agreement. In general, the severance pay plan provides for severance payments to eligible employees if their employment is involuntarily severed. The plan is intended to provide employees with compensation when their jobs are eliminated for business or economic reasons. All of our named executive officers, other than Mr. Cogan and Ms. Bradley, are covered by the severance pay plan. For a more detailed discussion of the severance pay plan, see "Potential Payments Upon Termination or Change-in-Control—Severance Pay Plan and Notice Pay Plan".

We have agreed to provide Mr. Cogan and Ms. Bradley with severance benefits upon certain separations of their employment. Mr. Cogan and Ms. Bradley are entitled to severance benefits if (i) their respective employment is terminated by us for any reason other than cause or in connection with a disability, (ii) we elect not to renew the employment agreement, or (iii) the employment agreement is terminated by Mr. Cogan or Ms. Bradley, as applicable, in connection with a material breach of the employment agreement by us. These severance benefits are contained in employment agreements between us and each of Mr. Cogan and Ms. Bradley. For more details on these benefits, see "Potential Payments Upon Termination or Change-in-Control—Severance Under Employment Agreements".

If the severance provisions are triggered, Mr. Cogan is entitled to the sum of (i) 200% of Mr. Cogan's then base salary, plus (ii) the average of the annual bonuses paid to Mr. Cogan for the two completed fiscal years that immediately preceded the fiscal year of the termination. If the severance provisions are triggered, Ms. Bradley is entitled to the sum of (i) 100% of Ms. Bradley's then base salary, plus (ii) the average of the annual bonuses paid to Ms. Bradley for the two completed fiscal years that immediately preceded the fiscal year of termination. Upon termination for any reason, Mr. Cogan and Ms. Bradley are also entitled, under their respective employment agreements, to continued coverage under health, disability and medical benefits for one year from the date of termination. Mr. Cogan has agreed to a two year non-competition provision under his employment agreement, and Ms. Bradley agreed to a one year non-competition provision under her employment agreement.

The severance benefits provided to Mr. Cogan and Ms. Bradley were negotiated and agreed upon in 2001 when we entered into employment agreements with them. The severance benefits were designed, in part, as an inducement to Mr. Cogan and Ms. Bradley to serve as our Chief Executive Officer and President and Chief Executive Officer, Knoll North America, respectively, and as consideration for their willingness to agree to a non-competition arrangement. The severance arrangements were structured to provide Mr. Cogan and Ms. Bradley with a certain measure of job security and protection against termination without cause and termination or loss of employment through no fault of Mr. Cogan or Ms. Bradley.

2007 Compensation—Analysis

Chief Executive Officer

In 2007, Mr. Cogan received a base salary of $650,000 and a non-equity incentive bonus of $1,040,000. Under his employment agreement, Mr. Cogan's target annual incentive bonus of at least 100% of base salary is based upon the attainment of goals established by the compensation committee and the board of directors. For 2007, Mr. Cogan's non-equity incentive bonus was based on certain quantitative and non-quantitative factors, including our operating performance. The non-equity incentive award payout was $390,000 more than the target award of $650,000 and was based primarily on our exceptional financial performance in 2007, including our ability to exceed our annual operating profits target of $135.2 million. Mr. Cogan's 2007 non-equity incentive payment was also based on the board's determination that Mr. Cogan has managed the company well during 2007, appropriately reacted to the challenges that arose, and effectively led the company's business development and executive recruitment efforts.

In recognition of his performance and his increasing contributions to the company's performance, as well as the acknowledgement that he will have increased responsibilities as a result of Ms. Bradley's impending retirement, the compensation committee recommended, and the board approved, an increase in Mr. Cogan's annual base salary from $650,000 to $800,000. This increase was effective January 1, 2008, and is reflected in an amendment to Mr. Cogan's employment agreement. Mr. Cogan was also granted a 2008 non-equity incentive target award of $1,000,000.

On October 22, 2007, Mr. Cogan was granted 83,148 restricted shares. These shares vest equally over the three-year period immediately following the date of grant, but can vest on an accelerated basis (pro rata) upon a change-in-control. In making the decision to grant these shares, the compensation committee took into consideration the fact that (i) Mr. Cogan has not received an equity award since December 2004, (ii) all of Mr. Cogan's outstanding stock options were vested, and (iii) Mr. Cogan's outstanding restricted shares were beginning to vest under the accelerated vesting provisions. The committee also considered the company's overall performance under Mr. Cogan's leadership since his last equity grant in 2004. Based primarily on these considerations, the compensation committee concluded that these restricted shares would reward Mr. Cogan for past performance and retain and motivate him for future performance.

President and Chief Executive Officer, Knoll North America

In 2007, Ms. Bradley received a base salary of $650,000 and a non-equity incentive bonus of $780,000. Under her employment agreement, Ms. Bradley's target annual bonus of 100% of base salary is based upon the attainment of goals established by the compensation committee. For 2007, Ms. Bradley's annual non-equity incentive bonus was based on quantitative and non-quantitative factors, including our operating performance. The non-equity incentive award payout was $130,000 more than the target award of $650,000 and was based primarily on our ability to exceed our annual operating profits target of $135.2 million and our belief that Ms. Bradley has managed the company well during 2007 and has positioned the company for success in the future.

As previously disclosed, Ms. Bradley will retire from Knoll on May 23, 2008. Ms. Bradley's annual base salary will continue to be $650,000 until her retirement.

Executive Vice President and Chief Financial Officer

In 2007, Mr. McCabe received a base salary of $275,000 and a non-equity incentive bonus of $416,000. For 2007, Mr. McCabe's annual incentive bonus was based on quantitative and non-quantitative factors, including our operating performance and Mr. McCabe's individual performance in managing our finance department and the other responsibilities associated with his position as Chief Financial Officer. The non-equity incentive award payout was $241,000 more than the target award of $175,000 and was based on our ability to exceed our annual operating profits target of $135.2 million and our belief that Mr. McCabe's individual performance during 2007, including his significant involvement in our business development efforts, exceeded our expectations.

In recognition of his performance and his increasing contributions to the company's performance, the compensation committee approved an increase in Mr. McCabe's annual base salary from $275,000 to $295,000, effective January 1, 2008. Mr. McCabe was also promoted to Executive Vice President, effective January 1, 2008, and granted a 2008 non-equity incentive target award of $295,000.

On October 22, 2007, Mr. McCabe was granted 24,944 restricted shares. These shares vest equally over the three-year period immediately following the date of grant, but can vest on an accelerated basis (pro rata) upon a change-in-control. In making the decision to grant these shares, the compensation committee took into consideration the fact that (i) Mr. McCabe has not received an equity award since December 2004, (ii) all of Mr. McCabe's outstanding stock options were vested, and (iii) Mr. McCabe's outstanding restricted shares were beginning to vest under the accelerated vesting provisions. The committee also considered the company's overall performance under Mr. McCabe's senior leadership since his last equity grant in 2004. Based primarily on these considerations, the compensation committee concluded that these restricted shares would reward Mr. McCabe for past performance and retain and motivate him for future performance.

Executive Vice President—Sales and Distribution

In 2007, Mr. Graves received a base salary of $275,000 and a non-equity incentive bonus of $416,000. For 2007, Mr. Graves' non-equity incentive bonus was based on quantitative and non-quantitative factors, including our operating performance and Mr. Graves's individual performance in furtherance of our revenue growth in 2007. The non-equity incentive award payout was $141,000 more than the target award of $275,000 and was based on our ability to exceed our annual operating profits target of $135.2 million and Mr. Graves' individual performance during 2007 in helping the company exceed that target. During 2007, we managed to grow revenues at a greater pace than our industry and were able to achieve significant price realization.

In recognition of his performance and his increasing contributions to the company's performance, the compensation committee approved an increase in Mr. Graves' base salary from $275,000 to $295,000, effective January 1, 2008. Mr. Graves was also promoted to Executive Vice President, effective January 1, 2008, and granted a 2008 non-equity incentive target award of $295,000.

On October 22, 2007, Mr. Graves was granted 16,352 restricted shares. These shares vest equally over the three-year period immediately following the date of grant, but can vest on an accelerated basis (pro rata) upon a change-in-control. In making the decision to grant these shares, the compensation committee took into consideration the fact that (i) Mr. Graves has not received an equity award since December 2004, (ii) all of Mr. Graves's outstanding stock options were vested, and (iii) Mr. Graves's outstanding restricted shares were beginning to vest under the accelerated vesting provisions. The compensation committee also considered the company's overall performance under Mr. Graves's senior leadership since his last equity grant in 2004. Based primarily on these considerations, the committee concluded that these restricted shares would reward Mr. Graves for past performance and retain and motivate him for future performance.

Executive Vice President—Operations

In 2007, Mr. Grover received a base salary of $275,000 and a non-equity incentive bonus of $416,000. For 2007, Mr. Grover's non-equity incentive bonus was based on quantitative and non-quantitative factors, including our operating performance and Mr. Grover's individual performance in managing our operations in 2007. The non-equity incentive award payout was $141,000 greater than the target award of $275,000 and was based on our ability to exceed our annual operating profits target of $135.2 million and our belief that Mr. Grover's individual performance during 2007 exceeded our expectations. We significantly improved our operating efficiencies in 2007, which is reflected, in part, by the increase in our gross margins from 32.5% to 34.6%. We were able to achieve these increased operating efficiencies in spite of difficult exchange rate and inflationary pressures that arose during the year. Mr. Grover's incentive award payout was also based on the improvement by our factories in the area of "shipped correct, complete and on time" an important metric we use for evaluating our factories' performance.

In recognition of his performance and his increasing contributions to the company's performance, the compensation committee approved an increase in Mr. Grover's base salary from $275,000 to $295,000, effective January 1, 2008. Mr. Grover was also promoted to Executive Vice President, effective January 1, 2008, and granted a 2008 non-equity incentive target award of $295,000.

On October 22, 2007, Mr. Grover was granted 16,352 restricted shares. These shares vest equally over the three-year period immediately following the date of grant, but can vest on an accelerated basis (pro rata) upon a change-in-control. In making the decision to grant these shares, the compensation committee took into consideration the fact that (i) Mr. Grover has not received an equity award since December 2004, (ii) all of Mr. Grover's outstanding stock options were vested, and (iii) Mr. Grover's outstanding restricted shares were beginning to vest under the accelerated vesting provisions. The compensation committee also considered the company's overall performance under Mr. Grover's senior leadership since his last equity grant in 2004. Based primarily on these considerations, the committee concluded that these restricted shares would reward Mr. Grover for past performance and retain and motivate him for future performance.

Operating Profits as a Target

Although we consider various financial metrics (including revenue growth, gross margins, and earnings per share growth), as well as subjective factors, when making our compensation decisions, we use operating profits as the primary performance metric under our annual non-equity incentive awards and as the trigger target for accelerated vesting under our restricted stock awards. We believe that operating profits is the best financial measurement for evaluating our operating performance because it is less subject to non-recurring items and non-operating items. When evaluating our performance, we believe items such as our tax rates, asset sales and share buybacks, which impact other financial metrics (like net income or earnings per share), should not be considered. We also tend to use operating profits when comparing our performance with the performance of our competitors.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), places a limit of $1,000,000 on the amount of compensation that may be deducted by the company in any year with respect to the chief executive officer or any other executive officer covered by Section 162(m) unless the compensation is performance-based compensation as described in Section 162(m) and the related regulations. We have qualified certain compensation paid to executive officers for deductibility under Section 162(m), but we generally pay compensation to our executive officers that may not be deductible, including discretionary bonuses or other types of compensation outside of our plans. In many circumstances we believe that our interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code.

Summary Compensation Table

The following table sets forth information concerning the compensation awarded to or earned during our fiscal years ended December 31, 2007 and December 31, 2006, by our Chief Executive Officer, Chief Financial Officer, and each of our three other most highly compensated executive officers whose total compensation (net of any changes in pension values and non-qualified deferred compensation earnings disclosed in the table below) exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Andrew B. Cogan, ...	2007	650,000	—	883,333	—	1,040,000(5)	—	—	2,573,333
Chief Executive Officer	2006	500,008	400,000(6)	800,000	—	600,000(7)	11,210	—	2,311,218
Barry L. McCabe, ...	2007	275,000	—	304,999	—	416,000(8)	4,667	6,750	1,007,416
Executive Vice President and Chief Financial Officer	2006	225,000	200,000(6)	280,000	—	200,000(9)	32,868	6,600	944,468
Kathleen G. Bradley, ...	2007	650,000	—	800,000	—	780,000(10)	1,459	6,750	2,238,209
President and Chief Executive Officer, Knoll North America	2006	500,008	—	800,000	—	600,000(11)	27,868	6,600	1,934,476
Arthur C. Graves, ...	2007	275,000	—	376,388	—	416,000(12)	4,902	6,750	1,079,040
Executive Vice President—Sales and Distribution	2006	249,167	—	360,000	—	400,000(13)	33,216	6,600	1,048,983
Stephen A. Grover, ...	2007	275,000	—	376,388	—	416,000(14)	2,932	6,750	1,077,070
Executive Vice President—Operations	2006	249,167	—	360,000	—	250,000	21,554	6,600	887,321

(1) Amounts shown in this column do not reflect the compensation actually received by the named executive officer. Instead, amounts shown in this column represent the compensation costs we recognized as an expense in 2006 and 2007 for financial accounting purposes, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The fair values of these awards and the amounts expensed in 2006 and 2007 were determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) *Share-Based Payment* (FAS 123R). The awards for which expense is shown in this table are the restricted stock awards granted to the named executive officers in December 2004 and October 2007 and described in the Outstanding Equity Awards at Fiscal Year-End table below. The assumptions used in determining the grant date fair values of these awards are set forth in Notes 2 and 16 to our consolidated financial statements, which are included in our annual report on Form 10-K for the year ended December 31, 2007, filed with the SEC on February 29, 2008.

(2) For 2007, represents amounts earned under a non-equity incentive award granted to the named executive officer on December 5, 2006 for services rendered in 2007. For 2006, represents amounts earned under a non-equity incentive award granted to the named executive officer on January 23, 2006 (in the case of all named executive officers other than Mr. McCabe) and January 12, 2006 (in the case of Mr. McCabe) for services rendered in 2006. See the Grants of Plan-Based Awards table below for details on these non-equity incentive awards.

(3) Amounts in this column represent increases in actuarial present values of each named executive officer's accumulated benefits under the Knoll Pension Plan. The benefits were calculated as of the Plan's measurement date ending on September 30 of each year. For more information on the Knoll Pension Plan, see "Pension Benefits" below.

(4) Amounts in this column represent our matching contributions to the Knoll, Inc. Retirement Savings Plan for each named executive officer other than Mr. Cogan (who does not participate in the plan).

(5) The compensation committee recommended, and the board of directors approved, an additional $390,000 in compensation to Mr. Cogan over his target incentive plan compensation for 2007 based on Mr. Cogan's individual performance during 2007. See "Compensation Discussion and Analysis" on page 23 for more details on Mr. Cogan's compensation.

(6) This amount represents a discretionary bonus granted to the named executive officers for his efforts in connection with our two secondary stock offerings completed in 2006.

(7) The compensation committee recommended, and the board of directors approved, an additional $100,000 in compensation to Mr. Cogan over his target incentive plan compensation for 2006 based on Mr. Cogan's individual performance during 2006.

(8) The compensation committee awarded an additional $241,000 in compensation to Mr. McCabe over his target incentive plan compensation for 2007 based on Mr. McCabe's individual performance during 2007. See "Compensation Discussion and Analysis" on page 24 for more details on Mr. McCabe's compensation.

(9) The compensation committee awarded Mr. McCabe an additional $50,000 over his target incentive plan compensation for 2006 based on Mr. McCabe's individual performance during 2006.

(10) The compensation committee awarded an additional $130,000 in compensation to Ms. Bradley over her target incentive plan compensation for 2007 based on Ms. Bradley's individual performance during 2007. See "Compensation Discussion and Analysis" on page 23 for more details on Ms. Bradley's compensation.

(11) The compensation committee awarded Ms. Bradley an additional $100,000 over her target incentive plan compensation for 2006 based on Ms. Bradley's individual performance during 2006.

(12) The compensation committee awarded an additional $141,000 in compensation to Mr. Graves over his target incentive plan compensation for 2007 based on Mr. Graves' individual performance during 2007. See "Compensation Discussion and Analysis" on page 24 for more details on Mr. Graves' compensation.

(13) The compensation committee awarded Mr. Graves an additional $150,000 over his target incentive plan compensation for 2006 based on Mr. Graves' individual performance during 2006.

(14) The compensation committee awarded Mr. Grover an additional $141,000 over his target incentive plan compensation for 2007 based on Mr. Grover's individual performance during 2007. See "Compensation Discussion and Analysis" on page 25 for more details on Mr. Grover's compensation.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the named executive officers during fiscal year 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Andrew B. Cogan	12/05/07	1,000,000(1)	—	—	—	—	—
	10/22/07	—	—	83,148(2)	—	—	1,500,000(3)
Barry L. McCabe	12/05/07	295,000(4)	—	—	—	—	—
	10/22/07	—	—	24,944(2)	—	—	450,000(3)
Kathleen G. Bradley	—	—	—	—	—	—	—
Arthur C. Graves	12/05/07	295,000(5)	—	—	—	—	—
	10/22/07	—	—	16,352(2)	—	—	295,000(3)
Stephen A. Grover	12/05/07	295,000(6)	—	—	—	—	—
	10/22/07	—	—	16,352(2)	—	—	295,000(3)

(1) On December 5, 2007, Mr. Cogan was granted an incentive award under our 2008 Incentive Compensation Program, whereby Mr. Cogan can qualify for a target incentive payment of $1,000,000. The incentive payment will be based on our success in 2008, including our ability to improve gross margins, continue to build on sales and marketing initiatives, diligently manage our spending, and meet our 2008 operating profits plan. A description of our annual non-equity incentive compensation program is provided under "Compensation Discussion and Analysis—Annual Non-Equity Incentive Bonuses" above.

(2) The awards indicated represent restricted shares granted to the named executive officer on October 22, 2007. These restricted shares time vest equally in one-third increments over the three-year period following the date of grant (i.e., October 22, 2008, October 22, 2009 and October 22, 2010).

(3) Based on a closing price of $18.04 per share on October 22, 2007.

(4) On December 5, 2007, Mr. McCabe was granted an incentive award under our 2008 Incentive Compensation Program, whereby Mr. McCabe can qualify for a target incentive payment of $295,000. The incentive payment will be based on our success in 2008, including our ability to improve gross margins, continue to build on sales and marketing initiatives, diligently manage our spending, and meet our 2008 operating profits plan. Mr. McCabe's 2008 incentive payment is also based on his management of our finance budget. A description of our annual non-equity incentive compensation program is provided under "Compensation Discussion and Analysis—Annual Non-Equity Incentive Bonuses" above.

(5) On December 5, 2007, Mr. Graves was granted an incentive award under our 2008 Incentive Compensation Program, whereby Mr. Graves can qualify for a target incentive payment of $295,000. The incentive payment will be based on our success in 2008, including our ability to improve gross margins, continue to build on sales and marketing initiatives, diligently manage our spending, and meet our 2008 operating profits plan. Mr. Graves' incentive payment is also based on managing the sales budget and meeting the 2008 Knoll North America Office gross profit plan. A description of our annual non-equity incentive compensation program is provided under "Compensation Discussion and Analysis—Annual Non-Equity Incentive Bonuses" above.

(6) On December 5, 2007, Mr. Grover was granted an incentive award under our 2008 Incentive Compensation Program, whereby Mr. Grover can qualify for a target incentive payment of $295,000. The incentive payment will be based on our success in 2008, including our ability to improve gross margins, continue to build on sales and marketing initiatives, diligently manage our spending, and meet our 2008 operating profits plan. Mr. Grover's incentive payment is also based on factory performance measures including manufactured correct, complete and on-time and meeting the gross profit plan for North America. A description of our annual non-equity incentive compensation program is provided under "Compensation Discussion and Analysis—Annual Non-Equity Incentive Bonuses" above.

Narrative Disclosure For Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Arrangements with Named Executive Officers

Mr. Cogan serves as our Chief Executive Officer pursuant to an employment agreement dated March 23, 2001, as amended, and Ms. Bradley serves as President and Chief Executive Officer, Knoll North America, pursuant to an employment agreement dated March 23, 2001, as amended. Effective January 1, 2008, Mr. Cogan's employment agreement provides for an annual base salary of $800,000 and a target annual bonus of at least 100% of base salary based upon the attainment of goals set by our board of directors. Ms. Bradley's employment agreement provides for an annual base salary of $650,000. As previously disclosed, Ms. Bradley will retire from Knoll on May 23, 2008.

The employment agreements for Mr. Cogan and Ms. Bradley renew automatically for additional one-year terms each April 1 unless either party gives 60 days notice of his, her or its intention not to renew. The agreements may be terminated by us at any time, but if so terminated without "cause," or if we fail to renew the agreements, we must pay the employee termination compensation. In the case of Mr. Cogan, the termination compensation is an amount equal to 200% of his then current base salary, plus the average of the annual bonuses paid to him for the last two completed fiscal years preceding the fiscal year of termination. In the case of Ms. Bradley, the termination compensation is an amount equal to 100% of her then current base salary, plus the average of the annual bonuses paid to her for the last two completed fiscal years preceding the fiscal year of termination. The agreements also contain non-competition, non-solicitation (during the term of the agreement and for two years thereafter for Mr. Cogan and during the term of the agreement and for one year thereafter for Ms. Bradley) and confidentiality provisions. Mr. Cogan and Ms. Bradley are also entitled to participate in the benefit plans available to our employees generally, including, without limitation, healthcare benefits, the Knoll Retirement Savings Plan, the Knoll Pension Plan and the Knoll Employee Stock Purchase Plan. For more detailed information on the severance benefits provided under these agreements, see "Potential Payments upon Termination or Change-in-Control" below.

Effective January 1, 2008, as approved by our compensation committee, Mr. McCabe's annual base salary is $295,000, with a target 2008 non-equity incentive bonus of $295,000. Mr. McCabe is also entitled to participate in the benefit plans available to our employees generally, including, without limitation, healthcare benefits, the Knoll Retirement Savings Plan, the Knoll Pension Plan and the Knoll Employee Stock Purchase Plan.

Effective January 1, 2008, as approved by our compensation committee, Mr. Graves' base salary is $295,000, with a target 2008 non-equity incentive bonus of $295,000. Mr. Graves is also entitled to participate in the benefit plans available to our employees generally, including, without limitation, healthcare benefits, the Knoll Retirement Savings Plan, the Knoll Pension Plan and the Knoll Employee Stock Purchase Plan.

Effective January 1, 2008, as approved by our compensation committee, Mr. Grover's base salary is $295,000, with a 2008 target non-equity incentive bonus of $295,000. Mr. Grover is also entitled to participate in the benefit plans available to our employees generally, including, without limitation, healthcare benefits, the Knoll Retirement Savings Plan, the Knoll Pension Plan and the Knoll Employee Stock Purchase Plan.

Change-in-Control Provisions and Pension Benefits

Certain stock option agreements and restricted stock agreements applicable to our named executive officers provide that upon a change-in-control (as defined therein) of our company, 100% of the outstanding options and a pro rata portion of the outstanding restricted shares will become vested. The accelerated vesting provisions in the outstanding stock option agreements are currently inapplicable because all stock options held by our named executive officers are fully vested. The pro rata portion of the restricted shares is calculated based on multiplying the total number of restricted shares times a fraction the numerator of which is the number of whole months that have elapsed since the grant date and the denominator of which is the total number of months over which the grant vests.

Each of our named executive officers participates in the Knoll Pension Plan, a noncontributory defined benefit plan, which covers all of our regular full-time or part-time U.S. associates who are not covered by a collective bargaining agreement. The plan provides retirement benefits for service starting on or after March 1, 1996, and participants become 100% vested after five years of service. All of our named executive officers are fully vested. For a more detailed discussion of their pension benefits see "Compensation Discussion and Analysis—Pension Benefits" above and "Potential Payments upon Termination or Change-in-Control" below.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding option and restricted stock awards held by our named executive officers as of December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Andrew B. Cogan	220,366(2)	—	—	16.34	02/05/2012				
	220,366(3)	—	—	15.66	02/06/2011				
	50,000(4)	—	—	10.74	03/06/2010				
						83,148(5)	1,366,122		
								266,667(6)	4,381,339
Barry L. McCabe	44,072(2)	—	—	16.34	02/05/2012				
						24,944(5)	409,830		
								93,334(6)	1,533,478
Kathleen G. Bradley ..	—	—	—	—	—	—	—	266,667(6)	4,381,339
Arthur C. Graves	110,182(2)	—	—	16.34	02/05/2012				
						16,352(5)	268,663		
								120,000(6)	1,971,600
Stephen A. Grover	110,182(2)	—	—	16.34	02/05/2012				
	74,258(4)	—	—	10.74	03/06/2010				
						16,352(5)	268,663		
								120,000(6)	1,971,600

(1) Calculated based upon the closing price of our common stock on December 31, 2007, which was $16.43 per share.

(2) These stock options were granted to the named executive officer on February 5, 2002, and vested, based on continued employment, over the four anniversaries of February 5, 2002 as follows: year 1—30%; year 2—20%; year 3—20%; and year 4—30%.

(3) These stock options were granted to the named executive officer on February 6, 2001, and vested, based on continued employment, over the four anniversaries of February 6, 2001 as follows: year 1—30%; year 2—20%; year 3—20%; and year 4—30%.

(4) These stock options were granted to the named executive officer on March 6, 2000, and vested, based on continued employment, over the four anniversaries of March 6, 2000 as follows: year 1—30%; year 2—20%; year 3—20%; and year 4—30%.

(5) The awards indicated represent restricted shares granted to the named executive officer on October 22, 2007. These restricted shares time vest in equal one-third increments over the three-year period following the date of grant (i.e., October 22, 2008, October 22, 2009 and October 22, 2010).

(6) The awards indicated represent restricted shares granted to the named executive officers on December 13, 2004. These restricted shares cliff-vest on December 13, 2010, if the named executive officer is still employed with us at such time. The restricted shares can vest earlier upon the achievement of certain operating profit targets. The operating profit targets are as follows: (i) $100.0 million, (ii) $115.0 million, (iii) $130.0 million, (iv) $145.0 million, (v) $160.0 million, and (vi) $175.0 million. One-sixth of the amount of the original award vests upon the achievement of each target. On February 11, 2008, a portion of these awards vested (See "Restricted Stock—2008 Vesting" below). As of February 11, 2008, the first three targets were achieved and one-half of the total restricted shares granted to the named executive officer on December 13, 2004 vested. Accordingly, as of February 11, 2008, the number of these restricted shares that remain unvested was 160,000 for each of Mr. Cogan and Ms. Bradley, 72,000 for each of Messrs. Graves and Grover, and 56,000 for Mr. McCabe.

Option Exercises and Stock Vested

Name	Options Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Andrew B. Cogan	150,000	1,839,000	53,333	1,249,059
Barry L. McCabe	15,322	167,647	18,666	437,158
Kathleen G. Bradley	962,030	12,650,453	53,333	1,249,059
Arthur C. Graves	64,324	812,218	24,000	562,000
Stephen A. Grover	30,000	377,481	24,000	562,000

(1) The shares acquired on exercise reflected in this table were sold by the named executive officers on the same day as exercise. Accordingly, when calculating the value realized on exercise in this column, we used the actual price at which the shares were sold by the named executive officer. Amounts in this column reflect the difference between the price at which the shares were sold and the applicable exercise price, multiplied by the number of shares acquired on exercise and sold.

(2) Calculated using the closing price on the vesting date, February 12, 2007, of $23.47 per share.

Restricted Stock—2008 Vesting

On February 11, 2008, one-third of the restricted share awards originally granted to our named executive officers in December 2004 vested based on the achievement of operating profit targets. See "Outstanding Equity Awards at Fiscal Year End—2007" above for more information on these awards. The number of restricted shares that vested on February 11, 2008, for each named executive officer is set forth below. We elected to withhold some of these vested shares to cover the mandatory tax obligations of the named executive officers. See "Transactions with Related Persons—Restricted Stock—Tax Withholding" on page 38 below.

Name	Vested Restricted Share Awards
Andrew B. Cogan	106,667
Barry L. McCabe	37,334
Kathleen G. Bradley	106,667
Arthur C. Graves	48,000
Stephen A. Grover	48,000

Pension Benefits

The present value of the accumulated benefits for each of the named executive officers shown in the table below reflects the current value of the benefits earned under the Knoll Pension Plan as of September 30, 2007, the measurement date used for financial statement reporting purposes with respect to our audited financial statements for fiscal year 2007. In making the calculations below, we assumed that the retirement age for each named executive officer will be the normal retirement age as defined in the plan. The pension benefits that form the basis for the present values of the accumulated benefits shown are calculated using the executive's career compensation, which is defined in the plan as the sum of the executive's compensation earned for each calendar year starting with the later of the date of hire or March 1, 1996. Annual compensation under the plan is limited to certain dollar amounts set each year by applicable U.S. law.

Upon attainment of normal retirement age (65, 66, or 67, depending on the participants date of birth) or the 5th anniversary of participation in the plan, participants become entitled, upon retirement, to a pension benefit of 1.55% of their career compensation.

Upon retirement, participants in the plan may elect to receive benefits as a life annuity, joint and survivor annuity, or life annuity with a period certain. Early retirement is available for participants age 55 or older with at least 5 years of service. Benefit payments for early retirement may be reduced by ½ of 1% for each month's payment before normal retirement age depending on the participant's age and years of service at the time of such early retirement.

The present values of the pension benefits in the table below are determined using the assumptions we use for financial reporting purposes as of December 31, 2007 (based on a measurement date of September 30, 2007), including a 6.50% discount rate and the RP2000CH mortality table projected to 2013 using scale AA. Please see Note 15 entitled "Pension Plans and Other Postretirement Benefits" in the notes to our audited financial statements included in our 2007 annual report on Form 10-K for a discussion of these assumptions. Also note that we used a 6.0% discount rate to calculate the present value of the accumulated pension benefit for 2006.

2007 Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Andrew B. Cogan	Knoll Pension Plan	12	84,666	—
Barry L. McCabe	Knoll Pension Plan	12	244,366	—
Kathleen G. Bradley	Knoll Pension Plan	12	207,577	—
Arthur C. Graves	Knoll Pension Plan	12	246,917	—
Stephen A. Grover	Knoll Pension Plan	8	136,465	—

(1) Amounts in this column are calculated as of the Pension Plan's measurement date ending on September 30, 2007. Amounts in this column assume that benefits are paid in the form of an annuity during the executive's lifetime. Except for Mr. Grover, the number of years of credited service under the Knoll Pension Plan differs from the named executive officers' actual service for Knoll because the Knoll Pension Plan was established on March 1, 1996. Actual service is as follows: Andrew B. Cogan (18 years and 11 months), Barry L. McCabe (33 years and 10 months), Kathleen G. Bradley (28 years and 6 months), and Arthur C. Graves (18 years and 9.5 months).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Severance Under Employment Agreements

Mr. Cogan and Ms. Bradley are entitled to severance benefits under their respective employment agreements. The agreements may be terminated by us at any time, but if so terminated without "cause," or if we fail to renew the agreements, we must pay termination compensation. In the case of Mr. Cogan, the termination compensation is an amount equal to (i) 200% of his then current base salary, plus (ii) the average of the annual bonuses paid to him for the last two completed fiscal years proceeding the fiscal year of termination. In the case of Ms. Bradley, the termination compensation is an amount equal to (i) 100% of her then current base salary, plus (ii) the average of the annual bonuses paid to her for the last two completed fiscal years proceeding the fiscal year of termination. Upon termination for any reason, Mr. Cogan and Ms. Bradley are generally entitled to continued coverage under health, disability and medical benefits for one year from the date of termination. Since they are entitled to these benefits, Mr. Cogan and Ms. Bradley are not entitled any benefits under the severance pay plan discussed below.

The severance benefits to Mr. Cogan and Ms. Bradley under their respective employment agreements are triggered upon any of the following events:

- termination by the company (other than for cause or disability);
- failure by the company to renew the agreement; or
- termination by Mr. Cogan or Ms. Bradley following a material breach by the company under the agreement.

Cause is defined in the agreements as (i) the substantial and continued failure of the executive to perform material duties reasonably required of executive by the board of directors for a period of not less than 30 consecutive days after receiving written notice, (ii) conduct substantially disloyal to us, which conduct is identified in reasonable detail by written notice and which conduct, if susceptible of cure, is not remedied by executive within 30 days of executive's receipt of such notice, (iii) any act of fraud, embezzlement or misappropriation against us, or (iv) the conviction of executive of a felony.

The portion of the severance amounts related to base salary under the employment agreements are payable in twenty-four equal monthly installments following the date of termination and the portion of the severance amounts related to average annual bonuses ("Bonus Severance") are payable in twelve consecutive equal monthly installments following the date of such termination; provided, however, that for purposes of complying with Section 409A of the Internal Revenue Code, the severance amounts shall be paid as follows: (i) the first six monthly installments shall be paid on the six-month anniversary of the date of termination and (ii) the next eighteen monthly installments (six in the case of Bonus Severance amounts) shall be paid in one installment each on the seventh through eighteenth (twelfth in the case of Bonus Severance amounts) monthly anniversary of the date of termination. The employment agreements provide for a gross-up for excise tax, if any, under Section 4999 of the Internal Revenue Code.

Mr. Cogan's employment agreement contains non-competition and non-solicitation provisions covering the term of the agreement and two years thereafter. Ms. Bradley's employment agreement contains non-competition and non-solicitation provisions covering the term of the agreement and one year thereafter.

Our other named executive officers do not have formal employment agreements or contractual severance benefits. They are, however, entitled to severance benefits under our severance pay plan.

Severance Pay Plan and Notice Pay Plan

Our severance pay plan generally applies to all of our regular full-time or part-time U.S. employees, including our named executive officers (excluding Mr. Cogan and Ms. Bradley), who are not covered by a collective bargaining agreement. In general, the severance pay plan provides for severance payments to eligible employees if their employment is involuntarily severed for business or economic reasons. The severance pay plan does not cover voluntary resignations, retirements, failure to return to active employment after a cessation of a disability or termination of a leave of absence, or terminations for misconduct (as defined in the plan). It also does not cover terminations by us in connection with a disability that extended beyond twelve months or terminations in connection with the sale of all or part of us or a subsidiary or other business combination involving us or a subsidiary where (i) the employee is offered a position of comparable pay and responsibility by the purchasing or surviving business (and not required to commute more than 35 miles further) or (ii) the employee accepts employment in any position with the purchasing or surviving business. Employees may receive up to $25,000 of severance benefits under the severance pay plan as a lump sum (to be paid within 60 days of the termination date), with the remainder of the severance benefits to be paid as regular payroll payments.

All of our named executive officers, other than Mr. Cogan and Ms. Bradley, are currently covered by the severance pay plan. Employees eligible for severance under our severance pay plan also receive notice pay in the amount of two weeks of their base compensation.

Post-Retirement Medical and Life Insurance Benefits

We also offer post-retirement medical and life insurance benefits to our employees. To be eligible for coverage, you must (i) be at least 55 years of age and have five years of service and (ii) have at least 75 points (which is defined as your age, plus your years of service). Eligible employees with at least 75 points (but less than 90) are eligible to purchase health benefits (for the employee and his/her spouse) under our health insurance plan, until they turn 65 years of age or are eligible for Medicare coverage, at the premium in effect for the year in which they retire. Eligible employees with at least 90 points, are eligible to purchase health benefits (for the employee and his/her spouse) under our health insurance plan, until they turn 65 years of age or are eligible for Medicare coverage, at 50% of the premium in effect for the year in which they retire. Eligible employees are also provided with $10,000 in life insurance coverage for the remainder of their lives.

Pension Benefits

Each of our named executive officers participates in the Knoll Pension Plan, a noncontributory defined benefit plan, which covers all of our regular full-time or part-time U.S. associates who are not covered by a collective bargaining agreement. The plan provides retirement benefits for service starting on or after March 1, 1996, and participants become 100% vested after five years of service. All of our named executive officers are fully vested. For a more detailed discussion of their pension benefits see "Executive Compensation—Pension Benefits" above.

As of September 30, 2007, the estimated annual benefits payable upon normal retirement for each of our named executive officers is as follows: Mr. Cogan ($34,178); Ms. Bradley ($34,178); Mr. Graves ($34,178); Mr. Grover ($27,280); and Mr. McCabe ($34,178).

Change-in-Control Provisions

Our stock option agreements and restricted stock agreements provide for accelerated vesting upon a change-in-control (as defined therein). In the case of stock options, 100% of the options vest. In the case of restricted stock, the vesting is pro rata and calculated based on multiplying the total number of restricted shares times a fraction the numerator of which is the number of whole months that have elapsed since the grant date and the denominator of which is the total number of months over which the grant vests. All of the stock options currently held by our named executive officers are fully vested.

Potential Post-Retirement Payments to Named Executive Officers As of December 31, 2007

Set forth below are the estimated benefits that would be payable to each named executive officer upon various termination of employment and change-in-control triggering events, assuming such events occurred on December 31, 2007. Actual amounts can only be determined upon the actual triggering event.

Mr. Cogan.

If Mr. Cogan's employment was terminated on December 31, 2007 in a manner that triggered the severance payments under his employment agreement, he would be entitled to $2,050,000, which represents 200% of his base salary of $650,000 as of December 31, 2007, and the average of the bonuses paid to him for 2006 and 2005 ($1,000,000 and $500,000, respectively). If Mr. Cogan was terminated for cause or disability, he would not be entitled to benefits under the severance provisions of his employment agreement. Regardless of the reason for Mr. Cogan's termination, he would also be entitled to continued coverage under our health, disability and medical benefits for the greater of (i) the period provided under applicable law or (ii) one year from the date of termination.

If the termination was in connection with a change-in-control that triggered the accelerated vesting of Mr. Cogan's restricted stock awards, he would also be entitled to pro rata vesting of 111,286 shares of restricted stock. As of December 31, 2007, these restricted shares had a value of $1,828,429, based on a closing price of $16.43 on December 31, 2007.

Mr. Cogan would not be entitled to early retirement benefits under the Knoll Pension Plan or post-retirement medical benefits because he was not at least 55 years of age on December 31, 2007.

Mr. Cogan's employment agreement provides that the severance benefits provided under that agreement are the only severance benefits that Mr. Cogan is entitled. However, if the severance pay plan was applicable to a termination of Mr. Cogan's employment, he would be credited with 18 years and 11 months of service and entitled to approximately $380,213.

Barry. L. McCabe.

If Mr. McCabe's employment was terminated on December 31, 2007, he would not be entitled to any severance amounts unless it was an involuntary separation covered by the Knoll Severance Plan, in which case he would be credited with 33 years and 10 months of service (including time spent with predecessor companies) and entitled to approximately $319,095.

If the termination was in connection with a change-in-control that triggered the accelerated vesting of Mr. McCabe's restricted stock awards, he would also be entitled to pro rata vesting of 38,719 shares of restricted stock. As of December 31, 2007, these restricted shares had a value of $636,153, based on a closing price of $16.43 on December 31, 2007.

Mr. McCabe would also be entitled to early retirement benefits under the Knoll Pension Plan of $29,734.43 per year and post-retirement medical benefits, pursuant to which he could purchase medical benefits from us until he turns 65 or becomes Medicare eligible for a fixed rate of $438.38 per month (which represents 50% of the premium costs in effect as of January 1, 2008 (since retirements are effective the first day of the following month)). We would also provide Mr. McCabe with $10,000 in life insurance coverage for the remainder of his life.

Kathleen G. Bradley.

If Ms. Bradley's employment was terminated on December 31, 2007 in a manner that triggered the severance payments under her employment agreement, she would be entitled to $1,200,000, which represents 100% of her base salary of $650,000 as of December 31, 2007, and the average of the bonuses paid to her for

2006 and 2005 ($600,000 and $500,000, respectively). If Ms. Bradley was terminated for cause or disability, she would not be entitled to benefits under the severance provisions of her employment agreement. Regardless of the reason for Ms. Bradley's termination, she would also be entitled to continued coverage under our health, disability and medical benefits for the greater of (i) the period provided under applicable law or (ii) one year from the date of termination.

If the termination was in connection with a change-in-control that triggered the accelerated vesting of Ms. Bradley's restricted stock awards, she would also be entitled to pro rata vesting of 106,667 shares of restricted stock. As of December 31, 2007, these restricted shares had a value of $1,752,539, based on a closing price of $16.43 on December 31, 2007.

Ms. Bradley would also be entitled to early retirement benefits under the Knoll Pension Plan of $18,284.96 per year and post-retirement medical benefits, pursuant to which she could purchase medical benefits from us until she turns 65 or becomes Medicare eligible for a fixed rate of $876.75 per month (which represents 100% of the premium costs in effect as of January 1, 2008 (since retirements are effective the first day of the following month)). We would also provide Ms. Bradley with $10,000 in life insurance coverage for the remainder of her life.

Ms. Bradley's employment agreement provides that the severance benefits provided under that agreement are the only severance benefits that Ms. Bradley is entitled. However, if the severance pay plan was applicable to a termination of Ms. Bradley's employment, she would be credited with 28 years and 6 months of service and entitled to approximately $624,700.

Arthur C. Graves.

If Mr. Graves's employment was terminated on December 31, 2007, he would not be entitled to any severance amounts unless it was an involuntary separation covered by the Knoll Severance Plan, in which case he would be credited with 18 years and 9.5 months of service and entitled to approximately $160,224.

If the termination was in connection with a change-in-control that triggered the accelerated vesting of Mr. Graves's restricted stock awards, he would be entitled to pro rata vesting of 48,908 shares of restricted stock. As of December 31, 2007, these restricted shares had a value of $803,558, based on a closing price of $16.43 on December 31, 2007.

Mr. Graves would also be entitled to early retirement benefits under the Knoll Pension Plan of $23,924.25 per year and post-retirement medical benefits, pursuant to which he could purchase medical benefits from us until he turns 65 or becomes Medicare eligible for a fixed rate of $876.75 per month (which represents 100% of the premium costs in effect as of January 1, 2008 (since retirements are effective the first day of the following month)). We would also provide Mr. Graves with $10,000 in life insurance coverage for the remainder of his life.

Stephen A. Grover.

If Mr. Grover's employment was terminated as of December 31, 2007 he would not be entitled to any severance amounts unless it was an involuntary separation covered by the Knoll Severance Plan, in which case he would be credited with 8 years and 7 months of service and entitled to approximately $68,750.

If the termination was in connection with a change-in-control that triggered the accelerated vesting of Mr. Grover's restricted stock awards, he would be entitled to pro rata vesting of 48,908, shares of restricted stock. As of December 31, 2007, these restricted shares had a value of $803,558, based on a closing price of $16.43 on December 31, 2007.

Mr. Grover would also be entitled to early retirement benefits under the Knoll Pension Plan of $11,962.13 per year; however, he would not be entitled to post-retirement medical benefits because he does not have 75 points as of December 31, 2007.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal year 2007. Based on the review and discussions, the compensation committee recommended to the board of directors, and the board of directors approved, that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into our annual report on Form 10-K for the fiscal year ended December 31, 2007.

This report is submitted by the compensation committee.

Jeffrey A. Harris (Chairman)
Sidney Lapidus
Sarah E. Nash

TRANSACTIONS WITH RELATED PERSONS

We recognize that transactions with our directors or executive officers can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than our best interests and the best interests of our stockholders. Our Code of Ethics, which is available on our website at *www.knoll.com*, contains provisions prohibiting certain conflicts of interest, unless such conflicts are disclosed to us and waived in accordance with the waiver provisions of our Code of Ethics. Conflicts involving our directors or executive officers must be reviewed and waived by our audit committee. In addition, our audit committee charter requires that the audit committee approve all related party transactions entered into with any of our directors or executive officers.

The following transactions were unanimously approved by our board of directors.

Restricted Stock-Tax Withholding

On February 11, 2008, a one-third tranche of the restricted stock awarded to our named executive officers in December 2004 vested. We withheld some of the vested shares to cover the tax obligations of the named executive officers. Set forth below is the number of shares withheld from each named executive officer to cover mandatory tax withholding obligations associated with the vesting of the restricted stock awards on February 11, 2008, and the value of those shares based on the closing price of our common stock the trading day before vesting ($13.32).

Name	Shares Withheld	Value of Shares Withheld
Andrew B. Cogan	50,983	$679,093
Barry L. McCabe	11,417	152,074
Kathleen G. Bradley	43,286	576,570
Arthur C. Graves	14,679	195,524
Stephen A. Grover	14,679	195,524

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our directors and officers, as well as any person holding more than 10% of our outstanding common stock, are required to report ownership and changes in ownership with the Securities and Exchange Commission, pursuant to Section 16 of the Exchange Act. Our records reflect that all reports that were required to be filed pursuant to Section 16(a) of the Exchange Act were filed on a timely basis.



REPORT OF AUDIT COMMITTEE

The audit committee of the board of directors has furnished the following report:

The audit committee assists the board of directors in overseeing and monitoring the integrity of our financial reporting process, compliance with legal and regulatory requirements and the quality of internal and external audit processes. This committee's role and responsibilities are set forth in a charter adopted by the board of directors, which is available on our website at *www.knoll.com*. This committee reviews and reassesses our charter annually and recommends any changes to the board of directors for approval. The audit committee is responsible for overseeing our overall financial reporting process, and for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. In fulfilling its responsibilities for the financial statements for fiscal year 2007, the audit committee took the following actions:

- Reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2007 with management and Ernst & Young LLP, our independent registered public accounting firm;
- Discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees); and
- Received written disclosures and the letter from Ernst & Young LLP regarding its independence as required by Independence Standards Board Standard No. 1. The audit committee further discussed with Ernst & Young LLP their independence. The audit committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the committee determined appropriate.

Based on the audit committee's review of the audited financial statements and discussions with management and Ernst & Young LLP, including meetings held without management present, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

Members of our audit committee

John F. Maypole (Chairman)
Stephen F. Fisher
Sarah E. Nash[1]

---

[1] The foregoing Report of Audit Committee was approved prior to Ms. Nash's appointment to the Audit Committee on March 14, 2008. At the time of approval, the audit committee consisted of Messrs. Maypole, Fisher and Terracciano. Mr. Terracciano subsequently resigned from the audit committee, effective March 17, 2008.

PROPOSAL 2—INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed Ernst & Young LLP, as our independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2008. The board of directors proposes that the stockholders ratify this appointment. Although ratification is not required, the board of directors is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. In the event the stockholders do not ratify the appointment, the appointment will be reconsidered by the audit committee, but the audit committee is not required to appoint another independent registered public accounting firm. Even if the selection is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the our company and our stockholders.

Ernst & Young LLP has audited our financial statements for the fiscal years ended December 31, 1996 through 2007. We expect that representatives of Ernst & Young LLP will be present at the Annual Meeting of Stockholders, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2007 and 2006, and fees billed for other services rendered by Ernst & Young LLP during those periods.

	2007	2006
Audit Fees (1):	$1,436,392	$1,473,983
Audit-Related Fees (2):	27,250	84,236
Tax Fees:	0	0
All Other Fees:	0	0
Total	$1,463,642	$1,558,219

(1) Audit Fees includes fees associated with the annual audit and statutory audits required internationally.

(2) Audit-Related Fees consisted principally of fees related to employee benefit plans, fees related to acquisitions and fees related to SEC filings.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-audit Services of Independent Registered Public Accounting Firm

The audit committee has responsibility for appointing, setting compensation and overseeing the work of the independent registered public accounting firm and pre-approving all audit and permitted non-audit services that may be performed by the independent registered public accounting firm. In recognition of this responsibility, the audit committee has pre-approved compensating Ernst & Young LLP for certain services that they may provide during 2008 based on the specific service or category of service. In addition, the audit committee has delegated authority to its Chairman, John F. Maypole, to approve additional compensation for appropriate miscellaneous services, subject to certain limits depending on the specific service or category of service. Any such approval would be reported to the audit committee at its next meeting.

For fiscal year 2007 and 2006, all audit and non-audit services described above were pre-approved by the audit committee.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the Annual Meeting is required to ratify the audit committee's appointment of the independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

OTHER MATTERS

The board of directors knows of no other business which will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTOR

To be considered for inclusion in the proxy statement relating to our Annual Meeting of Stockholders to be held in 2009, your proposal must be received no later than November 26, 2008 pursuant to Rule 14a-8 of the Exchange Act. Any such proposal must comply with the proxy rules under the Exchange Act, including Rule 14a-8. To be considered for presentation at the Annual Meeting of Stockholders to be held in 2009, although not included in the proxy statement, proposals for nominations of directors must be made using the procedures set forth in our by-laws and received no earlier than January 31, 2009 and no later than March 1, 2009. Proposals (other than for nominations of directors) to be considered outside the Rule 14a-8 process at our Annual Meeting of Stockholders to be held in 2009, although not included in the proxy statement relating to such meeting, must be received by February 9, 2009, or such proposal will be considered untimely under Rule 14a-4(c) of the Exchange Act. If a proposal to be considered at our 2009 Annual Meeting of Stockholders is received after February 9, 2009, the proxies that management solicits for the meeting may exercise discretionary voting authority on the proposal under circumstances consistent with the proxy rules of the SEC. All stockholder proposals should be marked for the attention of our Corporate Secretary at Knoll, Inc., 1235 Water Street, East Greenville, Pennsylvania 18041.

By Order of the Board of Directors



Michael A. Pollner
Vice President, General Counsel and Secretary

East Greenville, Pennsylvania
March 25, 2008

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (other than exhibits thereto) filed with the SEC, which provides additional information about us, is available on our website at *www.knoll.com* and is available in paper form to beneficial owners of our common stock without charge upon written request to our Corporate Secretary at Knoll, Inc., 1235 Water Street, East Greenville, Pennsylvania 18041.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-12907

KNOLL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**13-3873847**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

1235 Water Street
East Greenville, PA 18041
(215) 679-7991
(Address, including zip code, and telephone number including area code of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark if the issuer is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act.) Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒, Accelerated filer ☐, Non-accelerated filer ☐, Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

As of June 30, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1,072,079,926 based on the closing sale price as reported on the New York Stock Exchange.

As of February 22, 2008, there were 49,155,389 shares of the Registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2008 Annual Meeting of Stockholders are incorporated by reference into Part III of this report on Form 10-K to the extent stated therein.

TABLE OF CONTENTS

Item		Page
	PART I	
1.	Business	1
1A.	Risk Factors	12
1B.	Unresolved Staff Comments	18
2.	Properties	19
3.	Legal Proceedings	19
4.	Submission of Matters to a Vote of Security Holders	19
	PART II	
5.	Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
6.	Selected Financial Data	23
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
7A.	Quantitative and Qualitative Disclosures about Market Risk	36
8.	Financial Statements and Supplementary Data	38
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	68
9A.	Controls and Procedures	68
9B.	Other Information	70
	PART III	
10.	Directors, Executive Officers and Corporate Governance	70
11.	Executive Compensation	70
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	70
13.	Certain Relationships and Related Transactions, and Director Independence	70
14.	Principal Accounting Fees and Services	70
	PART IV	
15.	Exhibits and Financial Statement Schedules	71
Signatures		75

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

ITEM 1. BUSINESS

General

We are a leading designer and manufacturer of branded office furniture products, textiles and fine leathers. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products designed to provide enduring value and help clients shape their workplaces with imagination and vision. Our products are recognized for high quality and a sophisticated image and are targeted at the middle to upper end of the market. We sell our products primarily in North America through a direct sales force of approximately 300 professionals and a broad network of approximately 300 independent dealers. Our distinctive operating approach has driven industry leading operating income margins among our primary publicly-held competitors.

Since our founding in 1938, we have been recognized worldwide as a design leader within our industry. Our products are exhibited in major art museums worldwide, including more than 40 pieces in the permanent Design Collection of The Museum of Modern Art in New York. This design legacy continues to flourish today and is embodied in award winning products, including the innovative *LIFE*™ chair and *AutoStrada*® office furniture system. Our design excellence is complemented by a management philosophy that fosters a strong collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. Together, these core attributes have enabled us to achieve strong financial performance.

Our management evaluates the company as one reporting segment in the office furniture industry. For further information on segment reporting, see note 17 in the accompanying financial statements.

Products

We offer a comprehensive and expanding portfolio of high quality office furniture, textiles and leather across five product categories: (i) office systems, which are typically modular and moveable workspaces with functionally integrated panels, work surfaces, desk components, pedestal and other storage units, power and data systems and lighting; (ii) specialty products, including high image side chairs, sofas, desks and tables for the office and home, textiles, accessories and leathers and related products; (iii) seating; (iv) files and storage; and (v) desks, casegoods and tables. Historically, we have derived most of our revenues from office systems, work surfaces, storage and lighting, and from specialty products, including our *KnollStudio*® collection of signature design classics furnishings, *KnollTextiles*™, *Spinneybeck*® leather and *KnollExtra*® accessories. However, in recent years, we have significantly expanded our product offerings in seating, files and storage, desks and casegoods and tables. Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furniture purchasing process. Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large sized organizations in a variety of industries. We have an over $7 billion installed base of office systems, which provides a strong platform for recurring and add-on sales of products across all our categories.

Major product categories and lines include:

Systems Furniture

We believe that office systems purchases are divided primarily between (i) architect and designer-oriented products and (ii) entry-level products with technology, ergonomic and functional support. Our office systems furniture reflects the breadth of these sectors with a variety of planning models and a corresponding depth of product features. Our systems furniture can define or adapt to virtually any office environment from collaborative spaces for team interaction to private executive offices.

Systems furniture consists principally of functionally integrated panels, work surfaces, desk components, pedestal and other storage units, power and data systems and lighting. These components are combined to create flexible, space-efficient work environments that can be moved, re-configured and re-used. Clients, often working with architects and designers, have the opportunity to select from a palette of laminates, paints, veneers and textiles to design workspaces appropriate to their organizations' personality. Our systems furniture product development strategy aims to insure that product line enhancements can be added to clients' existing installations, maximizing the value of the clients' investments in Knoll systems products.

Office systems furniture accounted for approximately 53.2% of our sales in 2007, 56.5% of our sales in 2006 and 56.8% of our sales in 2005.

Our systems furniture product lines include the following panel and desk-based planning models:

AutoStrada®

AutoStrada, which we began shipping in the second half of 2004, is one of the most comprehensive office concepts that we have developed. *AutoStrada* provides aesthetic and functional alternatives to traditional panel-based and desk-based systems furniture with four planning models that combine high-performance furniture with the look of custom millwork. The *AutoStrada* spine-based, storage-based, wall-based and collaborative/open table planning models leverage a consistent design aesthetic to create a distinctively modern office environment. Whether an office requires a high performance open plan system, architectural casegoods, progressive private office furniture or a collaborative "big table" concept, *AutoStrada* provides a solution. In 2004, at Neocon®, our national industry tradeshow, *AutoStrada* received a silver 2004 *Best of NeoCon®* award.

Reff®

Reff is our flagship wood systems furniture platform. It combines the high performance capabilities of panel-based systems furniture and the refined elegance of wood casegoods, showcasing sophisticated all-wood construction and precisely crafted detail. *Reff* is available in an extensive range of veneers, durable laminates and metal options that can be used interchangeably in panel-based open areas as well as in private offices, as freestanding casegoods. *Reff* offers clients a variety of flexible panel types, making it easy to create virtually any type of workstation and has extensive power and data management capabilities for data and communications technology.

Currents®

Our award-winning and innovative *Currents* system provides advanced power and data capabilities to organizations that require maximum space-planning freedom, advanced technology support and the mobility of freestanding furniture. The groundbreaking *Currents* service wall divides space and manages technology. *Currents* may be used in tandem with existing systems furniture, removing the constraints imposed by conventional panel systems. *Currents* also integrates with competitors' systems and freestanding furniture.

Morrison™

Our *Morrison* furniture system, which meets essential power and data requirements for panel and desk-based planning and private offices, offers one of the broadest ranges of systems performance in the industry. *Morrison* 120-degree panel-based planning extends the *Morrison* legacy of systems planning flexibility through a definitive vocabulary of universal systems components. *Morrison* has been upgraded continually with interchangeable enhancements from its *Morrison Network, Morrison Access* and *Morrison Options* lines. In addition, *Morrison* integrates with *Currents* to provide advanced wire management capabilities, as well as with our *Calibre* and *Series 2* desks, pedestals, lateral files, overhead storage cabinets and architectural towers to provide compatible, cost-effective panel and desk-based solutions.

Equity®

The distinguishing feature of our *Equity* product is its unique centerline modularity, which maximizes the efficient use of space for high-density workplaces with a minimal inventory of parts. *Equity* incorporates power and data capabilities, including desktop features, and integrates with *Currents*, which is described above, to provide advanced wire management capabilities. *Equity* components also create modular freestanding desks, and *Equity* 120-degree planning enables clients to create sleek, hexagonal configurations that are well suited for call and data centers. For both 90- and 120-degree *Equity* planning, a variety of components accommodate clients' needs for privacy and storage: add-on screens, bi-fold doors and side-door components. Add-on screens are available in perforated steel, polycarbonate, Plexiglas® and *Imago*™ to accommodate various aesthetic and budgetary requirements. *Equity* continues to be an industry leader in terms of sustainable design.

Dividends®

Our *Dividends* product is a straightforward, versatile frame-and-tile furniture system featuring a universal panel frame. Removable panel inserts, which can be ordered in fabric, steel, glass or as marker boards, meet a range of clients' design and budgetary needs. The *Dividends* panel frame enables clients to utilize either monolithic, tiled or beltway panel type for applications throughout the workplace, and power and data access may be located virtually anywhere on the panel. The panel, in combination with the universal post, makes the *Dividends* system easy to re-configure, and workstations do not have to be disassembled to make changes to the panel. *Dividends* accommodates off-module planning, encouraging workstation design flexibility as well as the placement of freestanding *Dividends* desk components.

Dividends Horizon®, introduced in 2007, extends the Dividends portfolio of workplace solutions with new planning opportunities for the individual workstation, focusing on new materials and furniture that evolve the office landspace with a layered approach to furniture design. Focusing on exceptionally light and transparent materials and practical personalized storage solutions, Dividends Horizon creates rich spatial environments for the contemporary workspace. *Dividends Horizon* received a silver 2007 *Best of NeoCon®* award.

Seating

We continuously research and assess the general landscape of the office seating market, and tailor work chair product development initiatives to enhance our competitive position for ergonomics, aesthetics, comfort and value. We believe that the result of these efforts is an increasingly innovative, versatile seating collection consistent with the Knoll brand.

Key client criteria in work chair selection include superior ergonomics, aesthetics, comfort, quality and affordability, all of which is consistent with our strengths and reputation. We believe that we offer an excellent and fully competitive line up of chairs at a range of price points and performance levels and constructed from varying materials, including mesh, plastic and upholstery.

Our seating product lines are designed and engineered for clients in businesses of all sizes who seek distinctive, comfortable, high performance executive, task, conference and visitor chairs. The *LIFE*™, *RPM®*, *Sapper*™, *Bulldog®*, *SOHO*™, *Chadwick*™, and *Essentials*™ product lines offer a range of ergonomic features at various price levels.

In January 2006, we introduced our *Essentials*™ chair collection designed by Jeffrey Bernett, and in 2005 we introduced the *Chadwick*™ product line designed by Don Chadwick. Both of these work chair offerings target the middle-market and entry price segment.

Seating accounted for approximately 11.2% of our sales in 2007, 10.7% of our sales in 2006 and 10.4% of our sales in 2005.

Our principal seating lines are:

LIFE™. *LIFE*, introduced in 2002, has become an industry benchmark for ergonomic and sustainable design. Recognized for its overall lightness and agility, *LIFE* features intuitive adjustments that bring comfort and effortless control to a new performance level with an extensive range of supportive sitting options and responsive lumbar support.

RPM®. *RPM*, recognized for outstanding comfort, extraordinary performance and exceptional value, is offered with distinctive fabrics that reflect its stylish design. Engineered for durability, *RPM* delivers comfort and support, especially for 24-hour work environments.

Chadwick™. *Chadwick*, introduced in 2005, is an innovative hybrid seating design that accommodates the changing needs of today's workplace and home office.

Essentials™. *Essentials*, introduced in January 2006, is a traditional, tailored, practical work chair designed to offer the ergonomic comfort and traditional appeal of fully upholstered task chair at an incredible value. *Essentials* Work Chairs two models, the Pro™ and Tech™, are a comprehensive range of three task and two side chairs suitable to any office style from the traditional to the progressive. In 2007, the *Sport*™ model was introduced expanding the *Essentials* chair family. The *Sport*™ is a supportive, inviting work chair designed to be adaptable to any environment.

Files and Storage

Our files and storage products, featuring the *Calibre* and *Series 2* product lines, are designed with unique features to maximize storage capabilities throughout the workplace. Our core files and storage products consist of lateral files, mobile pedestals and other storage units, bookcases and overhead storage cabinets. In 2004, the breadth of our storage products was expanded by introducing new storage towers, including wardrobe towers, bookcase towers and display towers. Knoll *Calibre* storage towers received a silver 2004 *Best of NeoCon*® award.

The range of files and storage completes our product offering, allowing clients to address all of their furniture needs with us, especially in competitive bid situations where Knoll office systems, seating, tables and desks have been specified. The breadth of the product line also enables our dealers to offer the files and storage as stand alone products to businesses with smaller requirements.

Files and storage are available in an extensive array of sizes, configurations and colors, which can be integrated with other manufacturers' stand-alone furniture, thereby increasing our penetration in competitor accounts. In addition, certain elements of the product line can be configured as freestanding furniture in private offices or open-plan environments.

Files and storage accounted for approximately 7.7% of our sales in 2007, 8.3% of our sales in 2006 and 7.3% of our sales in 2005.

Desks, Casegoods, and Tables

We offer collections of adjustable tables as well as meeting, conference, training, dining, and café tables for large scale projects and stand-alone desks and table desks. These items are also sold as stand-alone products through Knoll dealers to businesses with smaller requirements.

Our *Interaction*™ and *Upstart*™ product lines include adjustable, work, meeting, conference and training tables. These product lines range from independent tables to tables suitable for workstations that support individual preferences for computer and writing heights to plannable desks that can be linked together to build and reshape larger work areas. Additionally, *Interaction* tables are designed to be compatible with *Dividends*, *Equity*, *Morrison* and *Reff* office systems.

Our principal desk product lines, detailed to meet the needs of the contemporary office, offer traditional wood casegoods construction synonymous with the Knoll standard of quality. These desk product lines include: *Magnusson*®, *Reff*®, and *The Graham Collection*® (introduced in 2007) are all designed especially to serve the day-to-day wood casegoods requirements of Knoll dealers.

Desks, Casegoods, and Tables accounted for approximately 0.4% of our sales in 2007, 0.5% of our sales in 2006 and 0.9% of our sales in 2005.

Specialty Products

Our *KnollStudio*®, *KnollTextiles*™, *KnollExtra*®, *Spinneybeck*® , and *Edelman Leather*® businesses serve as a marketing and distribution umbrella for our portfolio of specialty product lines. These businesses, which represented 19% of our revenue in 2007, are our highest margin product lines and enhance our design and quality reputation.

KnollStudio is a renowned source for classic modern furniture and spirited new designs of unparalleled quality for the workplace, home, hotels, restaurants and government and educational institutions. The *KnollStudio* portfolio includes a range of lounge seating; side, café and dining chairs; barstools; and conference, dining and occasional tables. *KnollStudio* has a long history of working with celebrated architects and designers from around the world, including Ludwig Mies van der Rohe, Marcel Breuer, Eero Saarinen, Isamu Noguchi, Warren Platner, Frank Gehry, Maya Lin, Jens Risom, Kazuhide Takahama, and Ross Lovegrove. In addition, *KnollStudio* manufactures a collection of original furniture designs by Florence Knoll. In 2006, *KnollStudio* collaborated with renowned New York-based architectural firm Shelton, Mindel & Associates to produce a range of elegant lounge seating, an innovative wood side chair and a series of low tables.

In the fourth quarter of 2004, *KnollStudio* established *Knoll Space* as a formalized sales program for the retail market, making it easier for consumers to bring the best of Knoll furnishings into their home and home office. The program consists of independent specialty retailers and e-tailers nationwide that sell our iconic modern classics and selected contemporary designs as well as selected products with crossover home office appeal. Through this program we sell our *KnollStudio* and selected other products through approximately 50 retailers, with an aggregate of over 100 locations.

KnollTextiles, established in 1947 to create high-quality textiles for Knoll furniture, offers upholstery, panel fabrics, wall coverings and drapery that harmonize color, pattern and texture. *KnollTextiles* offers products for corporate, hospitality, healthcare and residential interiors. *KnollTextiles* products are used in the manufacture of Knoll furniture and are sold to clients for use in other manufacturers' products. Extending *KnollTextiles*' heritage of product innovation from classic upholstery to ecologically oriented panel fabrics; we introduced *Imago* in 2000, a product that defined an entirely new category of hard surface materials. Designers who collaborate with us on *KnollTextiles* include Suzanne Tick. In January 2006, *KnollTextiles* partnered with Toray to be the exclusive contract distributor for *Ultrasuede*® fabrics in the United States, for corporate, hospitality, and healthcare applications. *Ultrasuede* has been used in the fashion and automotive industries for three decades due to its unique combination of luxury and performance. This partnership reflects are commitment to classic luxury and quality. Also in 2006, *Knoll Textiles* received two *Best of NeoCon*® awards, one for *KnollTextiles* design director Dorothy Cosonas's Spring 2006 Collection in the Upholstery category, and one for Suzanne Tick's *Hard Rock and Palladium* in the Panel Fabric category. In 2007, *Knoll Textiles* received two *Best of NeoCon*® awards, one for the *Mira* and *Cyclone* which are part of the *Knoll Textiles* Archival Collection, and one for Suzanne Tick's new wallcovering, the *Lusterware Collection*.

KnollExtra offers accessories that complement Knoll office furniture products, including technology support accessories, desktop organizational tools, lighting and storage. *KnollExtra* integrates technology comfortably into the workplace, meeting the increased demand for flat panel monitor supports, central processing unit holders as cable management with such products as *Zorro*, *Wishbone*™ and *Rotation*, which deliver adjustability and space savings. In 2005, our portable, aluminum, ergonomic support for laptop computers *Lapjack* won a gold 2005 *Best of NeoCon®* award. In addition we received the silver *Best of NeoCon®* award for the *Copeland Light™*.

Spinneybeck Enterprises, Inc. ("Spinneybeck"), our wholly owned subsidiary, offers leathers and related products, including leather rugs and wall panels. *Spinneybeck* supplies high-quality upholstery leather for use on Knoll furniture and for sale directly to clients, including other office furniture manufacturers, upholsterers, aviation, custom coach and boating manufacturers.

Edelman Leather, LLC. Edelman Leather LLC, our wholly owned subsidiary, which we formed to acquire Teddy & Arthur Edelman, Limited in October 2007, supplies fine leathers to residential, hospitality, aviation and contract office furniture markets.

Specialty products accounted for approximately 19.0% of our sales in 2007, 16.2% of our sales in 2006 and 16.6% of our sales in 2005.

European Products

Knoll Europe has a product offering that allows clients to purchase a complete office environment from a single source. In addition, we offer certain products designed specifically for the European market. In 2006, we introduced the new *Wa™* desking system. *Wa™* reinvents desks and storage through its design and construction in a linear and well proportioned modern vernacular. Our presence in the European market provides strategic positioning with clients that have international offices where they would like to maintain their Knoll facility standard. In addition to working with North American clients' international offices, we also have a local European client base.

In Europe, the core product categories include: (i) desk systems, including the new *Wa™* desking system the *KnollScope*, and the *PL1* system; (ii) *KnollStudio*; (iii) seating, including a comprehensive range of chairs; and (iv) storage units, which are designed to complement Knoll desk products.

Knoll Europe accounted for approximately 8.5% of our sales in 2007 and 7.8% of our sales in 2006 and in 2005.

Product Design and Development

Our design philosophy reflects our historical commitment to working with the preeminent industrial designers and architects to develop products that delight and inspire. By combining the designers' creative vision with our commitment to developing products that address changing business needs, we continue to generate strong demand for our product offerings while cultivating brand loyalty among target clients. Our enviable history of nurturing design partner relationships continues to attract the world's leading designers. In addition, these types of collaborations are consistent with our commitment to a lean organizational structure and incentive-based compensation, by utilizing a variable royalty-based fee as opposed to the fixed costs typically associated with a larger in-house design staff.

Product initiatives rely upon a New Product Commercialization Process to ensure quality and repeatability of the development process. This helps to reduce product development cycle time and improves the quality of output. We use Pro/ENGINEER® design tools and rapid prototyping technology to reduce product design and development lead times and improve responsiveness to special requests for customized solutions. Working very closely with the designers during the early phase of development helps to ensure the most viable products that balance innovative, modern design with practical, functional style. Cross-functional teams are formed for all major development efforts with dedicated leaders to facilitate a seamless flow into manufacture and accountability on cost and schedule. Increasingly, major emphasis on total environmental impact is factored in to material selection and manufacturing process decisions.

Research and development expenses, which are expensed as incurred, were $15.9 million for 2007, $12.7 million for 2006, and $10.8 million for 2005.

Sales and Distribution

We generate sales with our direct sales force and a network of independent dealers, who jointly market and sell our products. We generally rely on these dealers to also provide a variety of important specification, installation and after-market services to our clients. Our dealers generally operate under one-year, non-exclusive agreements.

Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large sized organizations in a variety of industries including education, healthcare and hospitality. Our direct sales force and independent dealers in North America work in close partnership with clients and design professionals to specify distinctive work environments. Our direct sales representatives, in conjunction with the independent dealers, sell to and call directly on key clients. Our independent dealers also call on many other medium and small sized clients to provide seamless sales support and client service. We have over $7 billion installed base of office systems, which provides a strong platform for recurring and add-on sales.

Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furniture purchasing process. Our strong relationships with architects and design professionals help us stay abreast of key workplace trends and position us to better meet the changing needs of clients. For example, we have invested in training all of our architect and designer specialists as Leadership in Energy and Environmental Design ("LEED®") accredited professionals to help clients better address environmental issues that arise in the design of the workplace.

We have aligned our sales force to target strategic areas of opportunity. For example, our Global Business Division was created to target competitively held accounts. We have also placed sales representatives and technical specialists into certain dealerships to support programs such as *Knoll Essentials*, as well as strengthened our focused seating and *KnollExtra* sales team with new senior leadership.

In addition to coordinating sales efforts with the sales representatives, the dealers generally handle project management, installation and maintenance for client accounts after the initial product selection and sale. Although many of these dealerships also carry products of other manufacturers, they have agreed not to act as dealers for our principal direct competitors. We have not experienced significant dealer turnover. Our dealers' substantial commitment to understanding our product lines, and their strong relationships with us, serve to discourage dealers from changing vendor affiliations. We are not dependent on any one dealer, the largest of which accounted for less than 6.8%, 8.2% and 7.2% of our North American sales in 2007, 2006 and 2005, respectively.

We provide product training for our sales force and dealer sales representatives, who make sales calls primarily to small to medium sized businesses. As part of our commitment to building relationships with our dealer sales representatives, we introduced the *Knoll Essentials* program in January 2004. *Knoll Essentials* is a catalog program developed in response to dealer requests for a consolidated, user-friendly selling tool for day-to-day systems, seating, storage and accessory products. The *Knoll Essentials* program includes dealer incentives to sell our products. In 2007, the *Knoll Essentials* program increased dealer generated sales by $13.9 million as compared to 2006. We also employ a dedicated team of dealer sales representatives to work with our dealerships.

No single client represented more than 4.4% of our North American sales during 2007. However, a number of U.S. government agencies purchase products through multiple contracts with the General Services Administration, or GSA. Sales to U.S. government entities under the GSA contracts aggregated approximately

9.4% of our consolidated sales in 2007, with no single U.S. government order accounting for more than 2% of consolidated sales. The U.S. government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract.

In Europe, we sell products in largely the same manner as in North America, through a direct sales force and a network of dealers with the majority of sales coming from the United Kingdom, France and Italy, as well as export markets in the Middle East. We also sell products designed and manufactured in North America to the international operations of core clients.

Manufacturing and Operations

We operate manufacturing sites in North America, with plants located in East Greenville, Pennsylvania, Grand Rapids and Muskegon, Michigan, and Toronto, Canada. In addition, we have two plants in Italy: one in Foligno and one in Graffignana. We manufacture and assemble products to specific customer order and operate all facilities under a philosophy of continuous improvement, lean manufacturing and efficient asset utilization. All plants are registered under ISO 9000, an internationally developed set of quality criteria for manufacturing companies. Additionally, the North American plants are ISO 14001 certified, which reflects our commitment to environmentally responsible practices.

In 2006, our East Greenville location received a "Star" rating under the Occupational Safety and Health Administration's (OSHA) Voluntary Protection Program (VPP). A Star rating is the highest a company can obtain in OSHA's premier partnership program and to achieve this rating our East Greenville site had to demonstrate a comprehensive safety and health process with strong management leadership, include all employees as active participants and ensure an injury rate substantially below the average for the industry. The Star rating allows us to join an elite and exclusive group of less than 1,400 companies nationwide that have demonstrated the dedication and commitment to safety.

The root of our continuous improvement efforts lies in the philosophy of lean manufacturing that drives operations. As part of this philosophy, we partner with suppliers who can supply our facilities efficiently, often with just-in-time deliveries, thus allowing us to reduce our raw materials inventory. We also utilize "Kaizen" work groups in the plants to develop best practices to minimize scrap, time and material waste at all stages of the manufacturing process. The involvement of employees at all levels ensures an organizational commitment to lean and efficient manufacturing operations.

In addition to the continued focus on enhancing the efficiency of the manufacturing operations, we also seek to reduce costs through our global sourcing effort. We have capitalized on raw material and component cost savings available through lower cost global suppliers. This broader view of potential sources of supply has enhanced our leverage with domestic supply sources, and we have been able to reduce cycle times by extracting improvements from all levels throughout the supply chain.

Raw Materials and Suppliers

The purchasing function in North America is centralized at the East Greenville facility. This centralization, and the close relationships with our primary suppliers, has enhanced our ability to realize purchasing economies of scale and implement "just-in-time" inventory practices. Steel, lumber, paper, paint, plastics, laminates, particleboard, veneers, glass, fabrics, leathers and upholstery filling material are used in the manufacturing process. Both domestic and overseas suppliers of these materials are selected based upon a variety of factors, with the price and quality of the materials and the supplier's ability to meet delivery requirements being primary factors in such selection. We do not generally enter into any long-term supply contracts and, as a result, we are vulnerable to fluctuations in the prices for these materials. Our material costs increased by approximately $7.4 million during 2007 due to increasing market prices. In addition, in 2007, inflation impacted transportation costs by $3.1 million. The existing and ongoing global sourcing initiative and continuous improvement program, implemented list price increases and selected additional list price increases are anticipated to offset most of these further increased material costs; however the additional impact of transportation inflation will make it more difficult for us to offset all of these costs. No supplier is the only available source for a particular component or raw material. However, because of the specialization involved with some of our components, it can take a significant amount of time, money and effort to move to an alternate source.

Competition

The office furniture market is highly competitive. Office furniture companies compete on the basis of (i) product design, including performance, ergonomic and aesthetic features, (ii) product quality and durability, (iii) relationships with clients, architects and designers, (iv) strength of dealer and distributor network, (v) on-time delivery and service performance, (vi) commitment to environmental standards by offering products that help clients achieve LEED® certified facilities and minimize environment impact, and (vii) price. We estimate that we had an approximate 8.4% market share in the U.S. office furniture market in 2007.

Some of our competitors, especially those in North America, are large and have significantly greater financial, marketing, manufacturing and technical resources than we have. Our most significant competitors in primary markets are Herman Miller, Inc., Steelcase, Inc., Haworth, Inc. and, to a lesser extent, Allsteel, Inc., an operating unit of HNI Corporation, and Teknion Corporation. These competitors have a substantial volume of furniture installed at businesses throughout North America, providing a continual source of demand for further products and enhancements. Moreover, the products of these competitors have strong acceptance in the marketplace. Although we believe that we have been able to compete successfully in the markets to date, there can be no assurance that we will be able to continue to do so in the future.

Patents and Trademarks

We consider securing and protecting our intellectual property rights to be important to the business. We own approximately 76 active U.S. utility patents on various components used in our products and systems and approximately 70 active U.S. design patents. We also own approximately 195 patents in various foreign countries. The scope and duration of our patent protection varies throughout the world by jurisdiction and by individual product. In particular, patents for individual products extend for varying periods of time according to the date a patent application is filed, the date a patent is granted and the term of patent protection available in the jurisdiction granting the patent (generally twenty years from the date of filing in the U.S, for example). We believe that the duration of the applicable patents we are granted is adequate relative to the expected lives of our products. We own approximately 46 trademark registrations in the U.S., including registrations to the following trademarks, as well as related stylized depictions of the Knoll word mark: Knoll®, KnollStudio®, KnollExtra®, Good Design Is Good Business®, A3®, Autostrada®, Bulldog®, Calibre®, Currents®, Dividends®, Equity®, Parachute®, Propeller®, Reff®, RPM®, Spinneybeck® Upstart®, Visor®. We also own approximately 150 trademarks registered in foreign countries including the LIFE® trademark which was purchased in December 2006. The scope and duration of our trademark protection varies throughout the world, with some countries protecting trademarks only as long as the mark is used, and others requiring registration of the mark and the payment of registration (generally ten years from the date of filing in the U.S., for example). In order to protect the indefinite duration, we make filings to continue registration of our trademarks.

In October 2004, we received registered trademark protection in the United States for five of our world-famous furniture designs created by Ludwig Mies van der Rohe—the Barcelona Chair, the Barcelona Stool, the Barcelona Couch, the Barcelona Table and the Flat Bar Brno Chair. This protection recognizes the renown of these designs and reflects our commitment to ensuring that when architects, furniture retailers, businesses and the public purchase a Ludwig Mies van der Rohe design, they will be purchasing the authentic product, manufactured to the designer's historic specifications. Barcelona® is a registered trademark in the U.S., Canada and European Community owned by Knoll, Inc.

Backlog

Our sales backlog was $190.7 million at December 31, 2007, $167.7 million at December 31, 2006 and $147.3 million at December 31, 2005. We manufacture substantially all of our products to order and expect to fill substantially all outstanding unfilled orders within the next twelve months. As such, backlog is not a significant factor used to predict our long-term business prospects.

Foreign and Domestic Operations

Our principal manufacturing operations and markets are in North America, and we also have manufacturing operations and markets in Europe. Our sales to clients and net property, plant and equipment are summarized by geographic areas below. Sales to clients are attributed to the geographic areas based on the point of sale.

	United States	Canada	Europe	Consolidated
		(in thousands)		
2007				
Sales to clients	$926,018	$36,739	$93,057	$1,055,814
Property, plant and equipment, net	85,824	41,394	16,425	143,643
2006				
Sales to clients	$870,713	$33,216	$78,223	$ 982,152
Property, plant and equipment, net	88,105	35,513	14,111	137,729
2005				
Sales to clients	$715,453	$29,490	$63,017	$ 807,960
Property, plant and equipment, net	95,074	35,070	12,022	142,166

Environmental Matters

We believe that we are substantially in compliance with all applicable laws and regulations for the protection of the environment and the health and safety of our employees based upon existing facts presently known to us. Compliance with federal, state, local and foreign environmental laws and regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities has had and will continue to have an impact on our operations, but has, since 1990, been accomplished without having a material adverse effect on our operations. There can be no assurance that such laws and regulations will not change in the future or that we will not incur significant costs as a result of such laws and regulations. We have trained staff responsible for monitoring compliance with environmental, health and safety requirements. Our goal is to reduce and, wherever possible, eliminate the creation of hazardous waste in our manufacturing processes. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations and technology, based on information currently known to management, we do not expect environmental costs or contingencies to have a material adverse effect on our consolidated financial position, results of operations or cash flows. The operation of manufacturing plants entails risks in these areas, however, and we cannot be certain that we will not incur material costs or liabilities in the future which could adversely affect our operations.

We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response Compensation and Liability Act, or "CERCLA", for remediation costs associated with waste disposal sites previously used by us. CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances, liability may be joint and several resulting in one responsible party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We would reserve amounts for such matters when expenditures are probable and reasonably estimable.

Employees

As of December 31, 2007, we employed a total of 4,286 people, consisting of 3,037 hourly and 1,249 salaried employees. The Grand Rapids, Michigan plant is the only unionized plant within the U.S. and has an agreement with the Carpenters Union, Local 1615, of the United Brotherhood of Carpenters and Joiners of America, Affiliate of the Carpenters Industrial Council (the Union), covering approximately 417 hourly employees. The Collective Bargaining Agreement expires August 27, 2011. From time to time, there have been unsuccessful efforts to unionize at our other North American locations. We believe that relations with our employees throughout North America are good. Nonetheless, it is possible that our employees may continue attempts to unionize. Certain workers in the facilities in Italy are also represented by unions. We have experienced brief work stoppages from time to time at our plants in Italy, none of which have exceeded eight hours. Work stoppages are relatively common occurrences at many Italian manufacturing plants and are usually related to national or local issues. We had one such work stoppage in 2007, with a duration of 8 hours. None of these work stoppages were unique to us, and these work stoppages have not materially affected our performance.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are made available free of charge through the "Investors Relations" section of our website at *www.knoll.com*, as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

RISK FACTORS

Risks Related to our Business

Our product sales are tied to corporate spending and service-sector employment, which are outside of our control. Our sales and/or growth in sales would be adversely affected by a recessionary economy characterized by decreased corporate spending and service-sector employment.

Our sales are significantly impacted by the level of corporate spending primarily in North America, which, in turn, is a function of the general economic environment. In a recessionary economy, service-sector employment, corporate cash flows and non-residential commercial construction decrease, which typically leads to a decrease in demand for office furniture. In addition, a recessionary economy may also result in saturation of the market by "just new" used office systems, leading to a decrease in demand. Sales of office systems, which have historically accounted for more than half of our revenues, represent longer term and higher cost investments for our clients. As a result, sales of office systems are more severely impacted by decreases in corporate spending than sales of seating, files and storage and casegoods, and demand for office systems typically takes longer to respond to an economic recovery.

Geopolitical uncertainties, terrorist attacks, acts of war, natural disasters, increases in energy and other costs or combinations of such and other factors that are outside of our control could at any time have a significant effect on the North American economy, and, therefore, our business. The occurrence of any of these or similar events in the future could result in downward pressure on the economy, which we would expect to cause demand for our products to decline and competitive pricing pressures to increase.

We may have difficulty increasing or maintaining our prices as a result of price competition, which could lower our profit margins. Our competitors may develop new product designs that give them an advantage over us in making future sales.

Office furniture companies compete on the basis of, among other things, price and product design. Since our competitors offer products that are similar to ours, we face significant price competition from our competitors, which tends to intensify during an industry downturn. This price competition impacts our ability to implement price increases or, in some cases, such as during an industry downturn, maintain prices, which could lower our profit margins. Additionally, our competitors may develop new product designs that achieve a high level of customer acceptance, which could give them a competitive advantage over us in making future sales.

Our efforts to introduce new products that meet customer and workplace requirements may not be successful, which could limit our sales growth or cause our sales to decline.

To keep pace with workplace trends, such as changes in workplace design and increases in the use of technology, and with evolving regulatory and industry requirements, including environmental, health, safety and similar standards for the workplace and for product performance, we must periodically introduce new products. The introduction of new products requires the coordination of the design, manufacturing and marketing of such products, which may be affected by factors beyond our control. The design and engineering of certain of our new products can take up to a year or more, and further time may be required to achieve client acceptance. In addition, we may face difficulties in introducing new products if we cannot successfully align ourselves with independent architects and designers who are able to design, in a timely manner, high quality products consistent with our image. Accordingly, the launch of any particular product may be later or less successful than originally anticipated by us. Difficulties or delays in introducing new products or lack of customer acceptance of new products could limit our sales growth or cause our sales to decline.

We may not be able to manage our business effectively if we are unable to retain our experienced management team or recruit other key personnel.

The success of our operations is highly dependent upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of qualified executives in the industry in which we compete. We rely substantially upon the services of Andrew B. Cogan, our Chief Executive Officer. The loss of the services of Mr. Cogan or other key members of our management team could seriously harm our efforts to successfully implement our business strategy.

While we currently maintain key person life insurance policy with respect to Mr. Cogan, this insurance may not be sufficient to compensate us for any harm to our business resulting from loss of his services. The inability to attract and retain other talented personnel could also affect our ability to successfully implement our business strategy.

We are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins.

We require substantial amounts of raw materials, which we purchase from outside sources. Steel, plastics and wood related materials are the main raw materials used in the manufacturing of our products. The prices and availability of raw materials are subject to change or curtailment due to, among other things, the supply of, and demand for, such raw materials, changes in laws or regulations, including duties and tariffs, suppliers' allocations to other purchasers, interruptions in production by raw materials or component parts suppliers, changes in currency exchange rates and worldwide price levels.

The price of steel and plastics, the latter of which is sensitive to the cost of oil, has significantly increased in recent years. To date, we have been successful in largely offsetting these recent price increases in raw materials through our global sourcing initiatives, primarily from China, Taiwan, Italy and Germany, through our continuous improvement programs and through price increases to our products. However, if the prices of these raw materials continue to increase, we may be unable to continue to offset any further increased costs and our profit margins could be negatively affected.

Although no supplier is the only available source for a particular component or raw material, some of our products and components are extremely specialized and, therefore, it can take a significant amount of time and money to move from one supply source to another. In addition, contracts with most of our suppliers are short-term contracts. These suppliers may not continue to provide raw materials and components to us at attractive prices or at all, and we may not be able to obtain the raw material we need in the future from these or other providers on the scale and within the time frames we require. Moreover, we do not carry significant inventories of raw materials, components or finished goods that could mitigate an interruption or delay in the availability of raw materials and components. Any failure to obtain raw materials and components on a timely basis, or any significant delays or interruptions in the supply of raw materials or components, could prevent us from being able to manufacture products ordered by our clients in a timely fashion, which could have a negative impact on our reputation and our dealership network, and could cause our sales to decline.

We are affected by the cost of energy and increases in energy prices could reduce our margins and profits.

The profitability of our operations is sensitive to the cost of energy through our transportation costs, the cost of petroleum-based materials, like plastics, and the cost of operating our manufacturing facilities. Energy costs have increased in the recent years due to changes in global supply and demand. Although we have been successful in countering these recent energy price increases, primarily through our global sourcing initiatives and continuous improvement programs, we may not be able to continue to offset such costs at current price levels, or if these prices continue to increase. If the price of petroleum-based products, the cost of operating our manufacturing facilities or our transportation costs continue to increase, it could have a negative impact on our gross margins and profitability.

We rely upon independent furniture dealers, and a loss of a significant number of dealers could affect our business, financial condition and results of operations.

We rely on a network of independent dealers for the joint marketing of our products to small and mid-sized accounts, and to assist us in the marketing of our products to large accounts. We also rely upon these dealers to provide a variety of important specification, installation and after-market services to our clients. Our dealers operate, generally, under one-year, non-exclusive agreements. There is nothing to prevent our dealers from terminating their relationships with us. In addition, individual dealers may not continue to be viable and profitable. If dealers go out of business or are restructured, we may suffer losses because they may not be able to pay us for furniture previously delivered to them. The loss of a dealer relationship could also negatively affect our ability to maintain market share in the affected geographic market and to compete for and service clients in that market until a new dealer relationship is established. Establishing a viable dealer in a market can take a significant amount of time and resources. The loss or termination of a significant number of dealer relationships could cause significant difficulties for us in marketing and distributing our products, resulting in a decline in our sales.

One of our largest clients currently is the U.S. government, a relationship, which is subject to uncertain future funding levels and federal procurement laws and requires restrictive contract terms; any of these factors could curtail current or future business.

For the year ended December 31, 2007, we derived approximately 9.4% of our revenue from sales to various agencies and departments within the U.S. government. Our ability to compete successfully for and retain business with the U.S. government is highly dependent on cost-effective performance. Until recently, federal procurement laws required government agencies to purchase furniture products from Federal Prison Industries, Incorporated. If these or similar laws would be re-instituted, it would make it more difficult for us to sell our furniture to agencies and departments of the U.S. government. Our government business is also sensitive to changes in national and international priorities and U.S. government budgets.

The U.S. government typically can terminate or modify its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and impede our ability to compete in the future for contracts and orders. Furthermore, if we were found to have committed fraud or certain criminal offenses, we could be suspended or debarred from all further government contracting.

We operate with leverage, and a significant amount of cash will be required to service our indebtedness. Restrictions imposed by the terms of our indebtedness may limit our operating and financial flexibility.

As of December 31, 2007, we had total consolidated outstanding debt of approximately $368.6 million, which consisted of $368.0 million under our revolving credit facility and $0.6 million under local credit facilities maintained by our foreign subsidiaries. We also had $3.5 million outstanding commitments under letters of credit.

Our existing revolving credit facility permits us to borrow up to $500.0 million. However, we are permitted to expand our revolving credit facility by an additional $200.0 million, subject to certain limitations and satisfaction of certain conditions, including compliance with certain financial covenants.

As of December 31, 2007, the total remaining credit available to us under our credit facility and those of our foreign subsidiaries was $138.1 million. If we were to borrow the maximum available to us under our credit facility and those of our foreign subsidiaries, we would have total consolidated outstanding debt of approximately $506.7 million. The high level of our indebtedness could have important consequences to holders of our common stock, given that:

- a substantial portion of our cash flow from operations must be dedicated to fund scheduled payments of principal and debt service and will not be available for other purposes;
- our ability to obtain additional debt financing in the future for working capital, capital expenditures, research and development or acquisitions may be limited by the terms of our credit facility; and
- the terms of our credit facility also impose other operating and financial restrictions on us, which could limit our flexibility in reacting to changes in our industry or in economic conditions generally.

Our revolving credit facility prevents us and our subsidiaries from incurring any additional indebtedness other than (i) borrowings under our existing revolving credit facility; (ii) certain types of indebtedness that may be incurred subject to aggregate dollar limitations identified in the credit facility, including, without limitation, purchase money indebtedness and capital lease obligations, indebtedness incurred in connection with a permitted acquisition, and loans obtained through an expansion of the facility, all of which cannot exceed $250.0 million at any time, and (iii) other types of indebtedness that are not limited to specific dollar limitations, such as indebtedness incurred in the ordinary course of business and unsecured, subordinated indebtedness. The aggregate amount of indebtedness that we may incur pursuant to these exceptions is further limited by the financial covenants in our revolving credit facility and, therefore, will depend on our future results of operations and cannot be determined at this time. Furthermore, although we may incur unlimited amounts of certain types of indebtedness, subject to compliance with these financial covenants, the amount of indebtedness that we may actually be able to incur will depend on the terms on which such types of debt financing are available to us, if available at all.

As a result of the foregoing, we may be prevented from engaging in transactions that might further our growth strategy or otherwise be considered beneficial to us. A breach of any of the covenants in our revolving credit facility could result in a default thereunder. If payments to the lenders under our revolving credit facility were to be accelerated, our assets could be insufficient to repay in full the indebtedness under our credit facility and our other liabilities. Any such acceleration could also result in a foreclosure on all or substantially all of our subsidiaries' assets, which would have a negative impact on the value of our common stock and jeopardize our ability to continue as a going concern.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our capital requirements depend on many factors, including capital improvements, tooling and new product development. To the extent that our existing capital is insufficient to meet these requirements and cover any losses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

An inability to protect our intellectual property could have a significant impact on our business.

We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights do not generally receive the same degree of protection in foreign countries as they do in the United States. In some parts of the world, we have limited protections, if any, for our intellectual property. Our ability to compete effectively with our competitors depends, to a significant extent, on our ability to maintain the proprietary nature of our intellectual property. The degree of protection offered by the claims of the various patents, trademarks and service marks may not be broad enough to provide significant proprietary protection or competitive advantages to us, and patents, trademarks or service marks may not be issued on our pending or contemplated applications. In addition, not all of our products are covered by patents. It is also possible that our patents, trademarks and service marks may be challenged, invalidated, cancelled, narrowed or circumvented.

In the past, certain of our products have been copied and sold by others. We try to enforce our intellectual property rights, but we have to make choices about where and how we pursue enforcement and where we seek and maintain patent protection. In many cases, the cost of enforcing our rights is substantial, and we may determine that the costs of enforcement outweigh the potential benefits. If we are unable to maintain the proprietary nature of our intellectual property with respect to our significant current or proposed products, our competitors may be able to sell copies of our products, which could adversely affect our ability to sell our original products and could also result in competitive pricing pressures, which may negatively affect or profitability.

If third parties claim that we infringe upon their intellectual property rights, we may incur liability and costs and may have to redesign or discontinue an infringing product.

We face the risk of claims that we have infringed third parties' intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, our competitors may have filed for patent protection which is not, at the time of our evaluation, a matter of public knowledge. Our efforts to identify and avoid infringing third parties' intellectual property rights may not be successful. Any claims of patent or other intellectual property infringement, even those without merit, could (i) be expensive and time consuming to defend; (ii) cause us to cease making, licensing or using products that incorporate the challenged intellectual property; (iii) require us to redesign, reengineer, or rebrand our products or packaging, if feasible; or (iv) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property.

We could be required to incur substantial costs to comply with environmental requirements. Violations of, and liabilities under, environmental laws and regulations may increase our costs or require us to change our business practices.

Our past and present ownership and operation of manufacturing plants are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, for remediation costs associated with waste disposal sites previously used by us. In general, CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances, liability may be joint and several, resulting in one party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

We are subject to potential labor disruptions, which could have a significant impact on our business.

Certain of our employees located in Grand Rapids, Michigan and Italy are represented by unions. The collective bargaining agreement for our Grand Rapids location expires August 27, 2011. We have also had sporadic, to date unsuccessful, attempts to unionize our other North American manufacturing locations and have experienced a number of brief work stoppages at our facilities in Italy as a result of national and local issues. While we believe that we have good relations with our workforce, we may experience work stoppages or other labor problems in the future, and further unionization efforts may be successful. Any prolonged work stoppage could have an adverse effect on our reputation, our vendor relations and our dealership network. Moreover, because substantially all of our products are manufactured to order, we do not carry finished goods inventory that could mitigate the effects of a prolonged work stoppage.

Our insurance may not adequately insulate us from expenses for product defects.

We maintain product liability and other insurance coverage that we believe to be generally in accordance with industry practices, but our insurance coverage does not extend to field visits to repair, retrofit or replace defective products, or to product recalls. As a result, our insurance coverage may not be adequate to protect us fully against substantial claims and costs that may arise from product defects, particularly if we have a large number of defective products that we must repair, retrofit, replace or recall.

We may be vulnerable to the effects of currency exchange rate fluctuations, which could increase our expenses.

We primarily sell our products and report our financial results in U.S. dollars, but we generate some of our revenues and pay some of our expenses in other currencies. Paying our expenses in other currencies can result in a significant increase or decrease in the amount of those expenses in U.S. dollar terms, which affects our profits.

In the future, any foreign currency appreciation relative to the U.S. dollar would increase our expenses that are denominated in that currency. Additionally, as we report currency in the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. Approximately 12.3% of our revenues in 2007 and 38.5% of our cost of goods sold in 2007 were denominated in currencies other than the U.S. dollar. From time to time we review our foreign currency exposure and evaluate whether we should enter into hedging transactions.

Risks Related to Our Common Stock

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of "blank check" preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, "interested stockholder" means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Upon any change in control, the lenders under our revolving credit facility would have the right to require us to repay all of our outstanding obligations under the facility.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the price at which you purchased them due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors. Some specific factors that may have a significant effect on our common stock market price include:

- actual or anticipated fluctuations in our operating results or future prospects;
- our announcements or our competitors' announcements of new products;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- changes in our growth rates or our competitors' growth rates;
- our inability to raise additional capital;
- conditions of the office furniture industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;
- sales of common stock by us or members of our management team; and
- changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the office furniture industry generally.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

We operate over 2,986,000 square feet of facilities, including manufacturing plants, warehouses and sales offices. Of these facilities, we own approximately 2,236,000 square feet and lease approximately 750,000 square feet. Our manufacturing plants are located in East Greenville, Pennsylvania, Grand Rapids and Muskegon, Michigan, Toronto, Canada, and Foligno and Graffignana, Italy. The location, square footage, and use of the facilities as of December 31, 2007 are shown below.

Owned Locations	Square Footage	Use
East Greenville, Pennsylvania	547,000 (1)	Corporate Headquarters, Manufacturing, Warehouses, and Administration
Grand Rapids, Michigan	545,000 (1)	Manufacturing and Administration
Muskegon, Michigan	368,000 (1)	Manufacturing and Administration
Toronto, Canada	408,000	Manufacturing, Distribution, Warehouses, and Administration
Foligno, Italy	258,000	Manufacturing, Distribution, Warehouses, and Administration
Graffignana, Italy	110,000	Manufacturing, Distribution, Warehouses, and Administration

Leased Locations	Square Footage	Use
East Greenville, Pennsylvania	142,000 (2)	Warehouses, Distribution
Muskegon, Michigan	105,000	Manufacturing
Toronto, Canada	170,000	Manufacturing, Warehouses, and Administration
Knoll, Europe	44,000	Administration, Warehouses
Edelman Leather, Connecticut	51,000	Manufacturing and Administration
Miscellaneous Showrooms	238,000	Sales Offices

(1) Facilities are encumbered by mortgages securing indebtedness under our revolving credit facility.

(2) These are three warehouses that have been subleased to a third party logistics provider and serve as our northeast distribution center.

We believe that our plants and other facilities are sufficient for our needs for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

From time to time we are subject to litigation or other legal proceedings arising in the ordinary course of business. Based upon information currently known to us, we believe the outcome of such proceedings will not have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders in the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Dividend Policy

Our common stock has been listed on the New York Stock Exchange ("NYSE") since December 14, 2004, the date of our initial public offering, under the symbol "KNL." As of February 22, 2008, there were approximately 63 stockholders of record of our common stock.

The following table sets forth, for the periods indicated, high and low sales prices for the common stock as reported by the NYSE.

	High	Low
Fiscal year ended December 31, 2007		
First quarter	$23.90	$19.92
Second quarter	$24.90	$22.21
Third quarter	$23.53	$16.38
Fourth quarter	$19.24	$15.80

	High	Low
Fiscal year ended December 31, 2006		
First quarter	$22.00	$16.11
Second quarter	$22.95	$17.93
Third quarter	$20.45	$16.78
Fourth quarter	$22.38	$19.06

We declared and paid cash dividends of $0.45 per share and $0.41 per share during the years ended December 31, 2007 and 2006, respectively. Our board of directors currently intends to declare and pay quarterly dividends of $0.12 per share on our common stock. However, the declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements and future prospects and other factors deemed relevant by our board of directors. Our revolving credit facility imposes restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt obligations. Our ability to pay dividends will also depend on the requirements of any future financing agreements to which we may be a party.

Performance Graph

The following line graph compares the cumulative total stockholder return on our common stock with the cumulative total return of the Standard & Poors' 500 Stock Index and with the cumulative total return on a peer group of companies selected by us for the period commencing on December 14, 2004, the date our shares began trading publicly, and ending on December 31, 2007. Our share price at the beginning of the measurement period is $15.00 per share, the price in our initial public offering. The graph and table assume that $100 was invested on December 14, 2004 in each of our common stock and the stock of our peer group, and on November 30, 2004 in the S&P 500 Index, and that all dividends were reinvested. Cumulative total stockholder returns for our common stock, the S&P 500 Index, and the stock of our peer group are based on our fiscal year. Our peer group is made up of two publicly-held manufacturers of office furniture, Herman Miller, Inc. and Steelcase, Inc. The stock performance on the graph below does not necessarily indicate future price performance.


COMPARISON OF 3 YEAR CUMULATIVE TOTAL RETURN*
Among Knoll, Inc., The S&P 500 Index
And A Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/04
12/05
12/06
12/07
Knoll, Inc.
S&P 500
Peer Group

	12/14/2004	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Knoll, Inc.	**100.00**	**116.67**	**115.69**	**151.92**	**116.07**
S&P 500	**100.00**	**103.40**	**108.48**	**125.62**	**132.52**
Peer Group	**100.00**	**109.18**	**117.06**	**147.36**	**138.29**

* The performance graph should not be deemed filed or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, unless we specifically incorporate the performance graph by reference therein.

Repurchases of Equity Securities

The following is a summary of share repurchase activity during the three months ended December 31, 2007.

On August 17, 2005, our board of directors approved a stock repurchase program (the "Options Proceeds Program"), whereby they authorized us to purchase shares of our common stock in the open market using the cash proceeds received by us upon exercise of outstanding options.

On February 2, 2006, our board of directors approved an additional stock repurchase program, pursuant to which we are authorized to purchase up to $50.0 million of our common stock in the open market, through privately negotiated transactions, or otherwise.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as part of publicly Announced Plans or Programs	Maximum Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (1) (5)
October 1, 2007—October 31, 2007	9,589	18.12	9,589 (2)	34,752,320 (5)
November 1, 2007—November 30, 2007	657,331	16.50	657,331 (3)	24,444,280 (5)
December 1, 2007—December 31, 2007	421,009	16.75	421,009 (4)	17,460,956 (5)
Total	1,087,929		1,087,929	

(1) There is no limit on the number or value of shares that may be purchased by us under the Options Proceeds Program. Under our $50.0 million stock repurchase program we are only authorized to spend an aggregate of $50.0 million on stock repurchases. There is no scheduled expiration date for the Options Proceeds Program or the $50.0 million stock repurchase program, but our board of directors may terminate either program at anytime in the future.

(2) These shares were purchased under the Options Proceeds Program.

(3) 31,231 of these shares were purchased under the Options Proceeds Program and 626,100 of these shares were purchased under our $50.0 million stock repurchase program approved by our board of directors on February 2, 2006.

(4) 4,343 of these shares were purchased under the Options Proceeds Program and 416,666 of these shares were purchased under our $50.0 million stock repurchase program approved by our board of directors on February 2, 2006.

(5) On February 4, 2008, our board of directors expanded our previously authorized $50.0 million stock repurchase program by an additional $50.0 million. As of February 4, 2008, we had approximately $67.0 million authorized under this stock repurchase program.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this Form 10-K. The selected consolidated financial data for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007 are derived from our audited financial statements included elsewhere in this Form 10-K. The selected consolidated financial data for the years ended December 31, 2003 and 2004 and as of December 31, 2003, 2004 and 2005 are derived from our audited financial statements not included in this Form 10-K.

	Years Ended December 31,				
	2003	2004	2005	2006	2007
	(dollars in thousands, except shares and per share data)				
Consolidated Statement of Operations Data:					
Sales	$ 697,246	$ 706,390	$ 807,960	$ 982,152	$ 1,055,814
Cost of sales	460,911	465,379	535,904	663,115	690,689
Gross profit	236,335	241,011	272,056	319,037	365,125
Selling, general and administrative expenses	149,739	169,706	179,217	202,097	222,937
Operating income	86,596	71,305	92,839	116,940	142,188
Interest Expense	20,229	19,452	23,684	23,717	24,598
Other (expense) income, net	(2,473)	(5,316)	(5,355)	741	(4,651)
Income before income tax expense	63,894	46,537	63,800	93,964	112,939
Income tax expense	27,545	19,793	27,891	35,331	41,496
Net income	$ 36,349	$ 26,744	$ 35,909	$ 58,633	$ 71,443
Per Share Data:					
Earnings per share:					
Basic	$ 0.78	$ 0.58	$ 0.70	$ 1.18	$ 1.48
Diluted	$ 0.75	$ 0.55	$ 0.68	$ 1.14	$ 1.45
Cash dividends declared per share	$ —	$ 1.525	$ 0.25	$ 0.41	$ 0.45
Weighted average shares outstanding					
Basic	46,317,530	46,353,253	51,219,123	49,606,677	48,239,189
Diluted	48,414,374	48,319,483	52,919,388	51,238,088	49,248,902

	As of December 31,				
	2003	2004	2005	2006	2007
	(in thousands)				
Consolidated Balance Sheet Data:					
Working (deficit) capital	$ (28,238)	$ 67,492	$ 63,993	$ 77,170	$ 86,453
Total assets	561,001	574,239	582,546	632,137	717,442
Total long-term debt, including current portion	380,871	392,858	316,038	350,316	368,576
Total liabilities	569,120	595,584	544,830	627,753	642,721
Stockholders' (deficit) equity	(8,119)	(21,345)	37,716	4,384	74,721

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations provides an account of our financial performance and financial condition that should be read in conjunction with the accompanying audited consolidated financial statements.

Overview

The fourth quarter of 2007 completed a very successful year for Knoll. In 2007, we experienced sales climbing past the $1.0 billion mark and we were able to deliver more than 20% growth in earnings per share. This year we also continued to expand our industry leading margins and generated better than industry top-line growth. In the fourth quarter of 2007, we increased our dividend from $0.11 per share to $0.12 per share. Net sales for the year were $1.05 billion, an increase of 7.5% over 2006. Operating income and net income were $142.2 million and $71.4 million, an increase of 21.6% and 21.8%, respectively, over the full year 2006. Diluted earnings per share rose from $1.14 in 2006 to $1.45 in 2007, an increase of 27.2%.

During 2007, our gross margins expanded 210 basis points from 32.5% in 2006 to 34.6% in 2007. The increase in gross margin was attributable to additional volume, better pricing, and moderating raw material and transportation inflation. Improved factory performance and our global sourcing initiatives also contributed to the increase. In addition, we were able to achieve this gross margin increase despite the negative foreign exchange from the appreciation of the Canadian Dollar.

In 2007, we continued to work to increase our share in non-systems categories. Over the past several years we have actively expanded our product lines in these categories to help us pursue a larger share of the market for these goods. We have successfully been selling to our office systems clients and securing stand-alone opportunities for the sales of seating, files and storage, and casegoods. Our Specialty businesses continue to offer a wide range of products and accessories for our customers. In 2002, we introduced the award winning and commercially successful *LIFE* chair to drive our growth in the seating category and compete in the high-performance work chair market. In 2004, we introduced the *Knoll Essentials* collection of easy-to-order, best-selling products from our broad range of office furnishings and quadrupled our storage offering. During 2005, we increased the pace of our new product introductions for our *Knoll Textiles* collection of upholstery, panel fabrics, wall coverings and drapery and continued to expand our retail distribution network for our *KnollStudio* collection of chairs, barstools, lounge seating, conference, dining and occasional tables to take advantage of increased consumer interest in modern and mid-century design, showcase our design strength and broaden recognition of the Knoll brand. We introduced our *Chadwick* chair in 2005 and introduced our *Essentials* chair collection in January 2006. In October, 2007 we acquired Teddy & Arthur Edelman, Limited as a compliment to our specialty businesses. Edelman Leather supplies fine leathers to residential, hospitality, aviation and contract office furniture markets. With the expansion of our product offerings either through product development or strategic acquisitions we have successfully been reducing our reliance on sales from office systems alone. Geographically we are also continuing to pursue opportunities for expansion outside of North American in Europe and beyond. We see these areas as having the greatest potential for growth in 2008.

This year we amended our credit facility in order to give us more financial flexibility to pursue opportunities of share buybacks, strategic acquisitions, or increased dividends. The refinancing of this new $500.0 million revolving credit facility was completed on June 29, 2007. During the year we were able to acquire Teddy & Arthur Edelman, Limited, buy back 2.26 million shares, and increase our dividend to $0.12 in the fourth quarter of 2007. We accomplished all of this while simultaneously decreasing our leverage ratio during 2007. Since the end of 2006, our debt has only increased by $18.3 million.

Annual cash generated from operations in 2007 was $102.2 million, compared to $77.5 million the year before. Capital expenditures in 2007 totaled $16.3 million compared to $13.4 million for 2006. Investing activities also included $70.8 million for the acquisition of Teddy & Arthur Edelman, Limited. In addition, we spent $48.1 million on stock repurchases during the year and paid $21.7 million in dividends to our stockholders.

Overall, our strong performance in 2007 enhanced our ability to invest in initiatives that drive top-line growth and improve our margins.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates. We believe that the critical accounting policies that follow are those policies that require the most judgment, estimation and assumption in preparing our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients and dealers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. We evaluate the past-due status of our trade receivables based on contractual terms of sale. If the financial condition of our clients and dealers were to deteriorate, additional allowances may be required. Accounts receivable are charged off against the allowance for doubtful accounts when we determine that recovery is unlikely.

Inventory

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. We write down inventory that, in our judgment, is impaired or obsolete. Obsolescence may be caused by the discontinuance of a product line, changes in product material specifications, replacement products in the marketplace and other competitive influences.

Goodwill and Other Intangible Assets

Intangible assets consist of goodwill, trademarks and deferred financing fees. Goodwill is recorded at the amount by which cost exceeds the net assets of acquired businesses, and all other intangible assets are recorded at cost. Goodwill and other intangible assets are tested for impairment at least annually rather than being amortized.

On December 19, 2006, we purchased certain intangibles as an investment in our seating line. A definite useful life was assigned to these intangibles and, as such, amortization will be recorded over the economic life of the intangibles in accordance with Statement of Financial Accounting Standards 142 *Goodwill and Other Intangible Assets*.

On October 1, 2007, in combination with the acquisition of Teddy & Arthur Edelman, Limited, we acquired certain intangible assets related to a trade name, non-compete agreement and customer relationships. The trade name was valued at $26.0 million and it will be tested annually for impairment. The non–compete agreement and customer relationships intangibles were valued at $0.7 million and $6.5 million, respectively. These were assigned definite useful lives and, as such, amortization will be recorded over the economic life of the intangibles in accordance with Statement of Financial Accounting Standards 142 *Goodwill and Other Intangible Assets*.

Deferred financing costs that are incurred by us in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness. The period of these costs maybe shortened if the underlying indebtedness is modified or retired.

Product Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates and by material usage and service costs incurred in correcting a product failure. Cost estimates are based on historical product failure rates and identified one-time fixes for each specific product category. Warranty cost generally varies in direct relation to sales volume, as such costs tend to be a consistent percentage of revenue. Should actual costs differ from original estimates, revisions to the estimated warranty liability would be required.

Employee Benefits

We are partially self-insured for our employee health benefits. We accrue for employee health benefit obligations based on an actuarial valuation. The actuarial valuation is based upon historical claims as well as a number of assumptions, including rates of inflation for medical costs, and benefit plan changes. Actual results could be materially different from the estimates used.

Pension and Other Postretirement Benefits

We sponsor two defined benefit pension plans and two other postretirement benefit plans that cover substantially all of our U.S. employees. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. Key factors include assumptions about the expected rates of return on plan assets, discount rates, and health care cost trend rates, as determined by us, within certain guidelines. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions.

We determine the expected long-term rate of return on plan assets based on aggregating the expected rates of return for each component of the plan's asset mix. We use historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments as of our annual measurement date and is subject to change each year. Holding all other assumptions constant, a one-percentage-point increase or decrease in the assumed rate of return on plan assets would decrease or increase 2007 net periodic pension expense by approximately $0.8 million. Likewise, a one percentage point increase or decrease in the discount rate would decrease or increase 2007 net periodic pension expense by approximately $2.5 million or $4.2 million, respectively.

Unrecognized actuarial gains and losses are recognized over the expected remaining service life of the employee group. Unrecognized actuarial gains and losses arise from several factors, including experience and assumption changes with respect to the obligations and from the difference between expected returns and actual returns on plan assets. These unrecognized gain and losses are systematically recognized as a change in future net periodic pension expense in accordance with FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB No. 87, 88, 106, and 132(R)* ("SFAS 158").

Key assumptions we use in determining the amount of the obligation and expense recorded for postretirement benefits other than pensions ("OPEB"), under FASB Statement No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, include the assumed discount rate and the assumed rate of increases in future health care costs. The discount rate we use to determine the obligation for these benefits matches the discount rate used in determining our pension obligations in each year presented. In estimating the health care cost trend rate, we consider actual health care cost experience, future benefit structures, industry trends and advice from our actuaries. We assume that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency in the health care system and industry-wide cost containment initiatives. At December 31, 2007, the expected rate of increase in future health care costs was 8% in determining the benefit obligation for 2008 and 9% in determining the net periodic benefit cost for 2007. The rate was then assumed to decrease 1.0% per year to an ultimate rate of 5% for 2012 and thereafter for the benefit obligation. Increasing the assumed health care cost trend by one percentage point in each year would increase the benefit obligation as of December 31, 2007, by $3.2 million and increase the aggregate of the service and interest cost components of net periodic benefit cost for 2007 by approximately $0.2 million. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the benefit obligation as of December 31, 2007 by approximately $2.6 million and decrease the aggregate of the service and interest cost components of net periodic benefit cost for 2007 by approximately $0.2 million.

In accordance with SFAS 158, we recognized in our statement of financial position the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligation) of our defined benefit pension and postretirement benefit plans. To record the unfunded status of our plans we recorded an additional liability and an adjustment to accumulated other comprehensive income, net of tax.

The actuarial assumptions we use in determining our pension and OPEB retirement benefits may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations.

Commitments and Contingencies

We establish reserves for the estimated cost of environmental and legal contingencies when such expenditures are probable and reasonably estimable. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. We engage outside experts as deemed necessary or appropriate to assist in the evaluation of exposure. From time to time, as information becomes available regarding changes in circumstances for ongoing issues as well as information regarding emerging issues, our potential liability is reassessed and reserve balances are adjusted as necessary. Revisions to our estimates of potential liability, and actual expenditures related to environmental and legal contingencies, could have a material impact on our results of operations or financial position.

Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be recognized.

At December 31, 2007, deferred tax liabilities of $75.6 million exceeded deferred tax assets of $33.5 million by $42.1 million. At December 31, 2006, our deferred tax liabilities of $71.7 million exceeded deferred tax assets of $43.5 million by $28.2 million. Our deferred tax assets at December 31, 2007 and 2006 of $33.5 million and $43.5 million, respectively, are net of valuation allowances of $17.0 million and $17.9 million, respectively. We have recorded the above valuation allowance primarily for net operating loss carryforwards in foreign tax jurisdictions where we have incurred historical tax losses from operations or acquired tax losses through acquisition, and have determined that it is more likely than not that these deferred tax assets will not be realized.

We evaluate on a quarterly basis the realizability of our deferred tax assets and adjust the amount of the allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and our assessment of available tax planning strategies that could be implemented to realize the net deferred tax assets.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of SFAS 109, on January 1, 2007. FIN 48 created a single model to address uncertainty in tax positions, and clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provided guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of January 1, 2007, the Company had unrecognized tax benefits of $3.4 million. The Company did not have to record any cumulative effect adjustment to retained earnings as a result of adopting FIN 48.

Interest Rate Swap and Cap Agreements

We account for our interest rate swap and cap agreements in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended ("SFAS 133"). Our interest rate swap agreement, which matured on September 29, 2006, was classified as a cash flow hedge and, as such, the effective portion of the change in the value of the contract was recorded in other comprehensive income, net of tax, and reclassified into earnings in the period or periods during which the hedged transaction affects earnings. Our old interest rate cap agreement, which also matured on September 29, 2006, and our two new interest rate cap agreements entered into on September 30, 2006, are classified as risk management instruments and management has elected to not apply hedge accounting. As such, the change in fair value of the contracts is reported in earnings in the period the value of the contract changes as a component of other income (expense). Changes in valuation assumptions and estimates used by the counterparties could materially affect our results of operations or financial position.

Results of Operations

Years ended December 31, 2006 and 2007

	Three Months Ended				Twelve Months Ended	Three Months Ended				Twelve Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	December 31, 2007
	(unaudited) (in thousands, except statistical data)									
Consolidated Statement of Operations Data:										
Sales	$218,100	$247,476	$243,609	$272,967	$982,152	$247,947	$272,089	$253,962	$281,816	$1,055,814
Gross profit	69,773	78,965	81,220	89,079	319,037	84,528	93,389	88,249	98,959	365,125
Operating income	21,937	29,236	30,158	35,609	116,940	30,780	37,635	34,282	39,491	142,188
Interest expense	5,347	5,449	5,983	6,938	23,717	6,492	6,463	5,629	6,014	24,598
Other income (expense), net	237	525	(309)	288	741	(376)	(2,737)	(794)	(744)	(4,651)
Income tax expense	6,574	9,560	8,227	10,970	35,331	9,084	10,921	9,446	12,045	41,496
Net income	$ 10,253	$ 14,752	$ 15,639	$ 17,989	$ 58,633	$ 14,828	$ 17,514	$ 18,413	$ 20,688	$ 71,443
Statistical and Other Data:										
Sales growth from comparable prior year	21.8%	25.2%	16.4%	23.1%	21.6%	13.7%	9.9%	4.2%	3.2%	7.5%
Gross profit margin	32.0%	31.9%	33.3%	32.6%	32.5%	34.1%	34.3%	34.7%	35.1%	34.6%
Backlog	$173,826	$169,878	$170,609	$167,728	$167,728	$193,544	$174,148	$169,762	$190,744	$ 190,744

Sales

Sales for 2007 were $1.05 billion, an increase of $73.7 million, or 7.5%, from sales of $982.2 million for 2006. The increase was attributable to additional revenues realized from price increases as well as higher volumes across all product categories. Approximately $30.6 million of the increase for total year sales, or approximately 41.5%, was attributable to additional revenues realized from price increases. Our specialty businesses followed by international expansion and complimentary seating and storage products experienced the strongest growth in the year. Our Specialty businesses benefited from our fourth quarter acquisition of Teddy & Arthur Edelman, Limited. At December 31, 2007, sales backlog was $190.7 million, an increase of $23.0 million, or 13.7%, from sales backlog of $167.7 million as of December 31, 2006.

Gross Profit and Operating Income

Gross profit for 2007 was $365.1 million, an increase of $46.1 million, or 14.4%, from gross profit of $319.0 million for 2006. Operating income for 2007 was $142.2 million, an increase of $25.2 million, or 21.6%, from operating income of $116.9 million for 2006.

As a percentage of sales, gross profit increased from 32.5% for 2006 to 34.6% for 2007. Operating income as a percentage of sales increased from 11.9% to 13.5% over the same period. Additional volume, better pricing, and moderating inflation led to the increase in gross margin. Improved factory performance and our global sourcing initiatives also contributed to the increase. The increase in gross profit came in spite of further appreciation of the Canadian Dollar. Foreign currency inflation amounted to $8.7 million of additional cost for 2007 over 2006.

Operating expenses for 2007 were $222.9 million, or 21.1% of sales, compared to $202.1 million, or 20.6% of sales, for 2006. Increased investment spending on growth initiatives relating to new products and international expansion accounted for $8.4 million of the increase. Increased incentive payments as a result of higher sales and profits accounted for $6.2 million of the increase. The acquisition of Teddy & Arthur Edelman, Limited also impacted operating expense levels by $4.0 million for the year ended December 31, 2007.

Interest Expense

Interest expense for 2007 was $24.6 million, an increase of $0.9 million, from interest expense of $23.7 million for 2006. The increase in interest expense was largely due to the increased average debt outstanding for the year.

The weighted average interest rate for 2007 was approximately 7.0%. The weighted average interest rate for 2006 was approximately 7.2%.

Other Income (Expense), Net

Other expense for 2007 was $4.7 million comprised primarily of a $4.2 million loss due to our foreign currency translation and a $1.2 million loss related to the write-off of deferred financing fees. These losses were offset partially by $0.7 million of miscellaneous income. Other income for 2006 was $0.7 million and was comprised primarily of a $0.6 million gain due to our foreign currency translation, a $0.7 million unrealized loss on our interest rate cap agreements, and $0.8 million in other miscellaneous income.

Income Tax Expense

The mix of pretax income and the varying effective tax rates in the countries in which we operate directly affects our consolidated effective tax rate. The effective tax rate was 36.7% for 2007 compared to 37.6% for 2006. The decrease in the effective tax rate was mainly due to the reduction in our contingent tax reserve for the closing of the statute of limitations on our 2003 tax year.

Years ended December 31, 2005 and 2006

Sales

Sales for 2006 were $982.2 million, an increase of $174.2 million, or 21.6%, from sales of $808.0 million for 2005. The sales increase was primarily due to increased sales across all our product categories and Europe primarily as a result of continued growth recovery in the industry. For each quarter in 2006, we experienced a greater than 15% increase in sales over the comparable prior year period. Approximately $3.4 million of the increase for total year sales, or approximately 2%, was attributable to additional revenues realized from price increases. The highest growth rate was led by our seating and storage lines, and followed by our specialty product lines and systems. Systems, which is our largest product category, increased 21% alone. At December 31, 2006, sales backlog was $167.7 million, an increase of $20.4 million, or 13.8%, from sales backlog of $147.3 million as of December 31, 2005.

Gross Profit and Operating Income

Gross profit for 2006 was $319.0 million, an increase of $46.9 million, or 17.2%, from gross profit of $272.1 million for 2005. Operating income for 2006 was $116.9 million, an increase of $24.1 million, or 26.0%, from operating income of $92.8 million for 2005.

As a percentage of sales, gross profit decreased from 33.7% for 2005 to 32.5% for 2006. Operating income as a percentage of sales increased from 11.5% to 11.9% over the same period. Gross profit for 2006 was negatively impacted by the appreciation of the Canadian dollar by approximately $7.1 million due to higher product costs in 2006 compared to 2005. Higher material, labor, and transportation costs also negatively impacted gross profit by approximately $23.5 million. We were able to partially offset these costs through price realization, continuous improvement and global sourcing initiatives.

Operating margins benefited from better absorption of overhead on incremental volume. Operating expenses for 2006 were $202.1 million, or 20.6% of sales, compared to $179.2 million, or 22.2% of sales, for 2005. Operating expenses in 2006 included approximately $1.2 million of costs related to our two secondary public offerings completed in February and August 2006, $137 thousand of costs incurred in connection with our buyback of 3.9 million shares from Warburg Pincus and additional bank and related fees of $258 thousand due to the amendment of our credit facility. Operating expense in 2006 also increased as a result of higher selling expenses and sales and incentive compensation directly attributable to increase sales dollars.

Interest Expense

Interest expense for 2006 and 2005 was $23.7 million. The decrease in interest expense at the beginning of 2006 was largely due to lower average debt balances and was offset by an increase in the third and fourth quarters with our debt expansion.

The weighted average interest rate for 2006 was approximately 7.2%. The weighted average interest rate for 2005 was approximately 6.4%.

Other Income (Expense), Net

Other income for 2006 was $0.7 million comprised primarily of a $0.6 million gain due to our foreign currency translation, a $0.7 million unrealized loss on our interest rate cap agreements, and $0.8 million in other miscellaneous income. Other expense for 2005 was $5.4 million comprised primarily of $2.3 million of foreign exchange transaction losses, a $3.6 million write off of deferred financing fees related to the amendment and restatement or our credit facility, and $1.0 million of costs incurred in putting the facility in place.

Income Tax Expense

The mix of pretax income and the varying effective tax rates in the countries in which we operate directly affects our consolidated effective tax rate. The effective tax rate was 37.6% for 2006 compared to 43.7 % for 2005. Tax expense in 2005 included $3.1 million of taxes related to the one-time repatriation of $45 million of Canadian earnings under The American Job Creations Act.

Liquidity and Capital Resources

The following table highlights certain key cash flows and capital information pertinent to the discussion that follows:

	2007	2006	2005
		(in thousands)	
Cash provided by operating activities	$102,155	$ 77,528	$ 77,441
Capital expenditures	16,292	13,362	10,744
Net cash used in investing activities	86,910	16,578	10,643
Purchase of common stock	48,134	107,799	3,056
Net proceeds from (repayment of) debt	18,194	34,173	(76,723)
Payment of dividends	21,690	20,195	12,490
Net proceeds from issuance of stock	29,015	27,249	31,390
Net cash used for financing activities	16,675	56,414	64,159

Historically, we have carried significant amounts of debt, and cash generated by operating activities has been used to fund working capital, capital expenditures, repurchase shares and scheduled payments of principal and interest under our debt. Our capital expenditures are typically for new product tooling and manufacturing equipment. These capital expenditures support new products and continuous improvements in our manufacturing processes.

During the first half 2006, we implemented our $50.0 million discretionary stock repurchase program and began using cash generated by operating activities to buy back shares. On February 4, 2008, our Board of

Directors approved a $50.0 million increase to this discretionary stock repurchase program. As of February 4, 2008, we had authority under this discretionary stock repurchase program to spend approximately $67.0 million.

We use our revolving credit facility in the ordinary course of business to fund our working capital needs, and at times make significant borrowings and repayments under the revolving facility depending on our cash needs and availability at such time.

Net cash provided by operating activities was $102.2 million in 2007, $77.5 million in 2006 and $77.4 million in 2005. The increase in operating cash flow in 2007 was largely a result of an increase of $12.8 million in net income. Non-cash amortizations accounted for $32.2 million of the increase as well as $1.2 million from the non-cash write-off of deferred financing fees. These increases were partially offset with increased spending to fund our working capital as a result of higher sales volumes. The increase in operating cash flow in 2006 was largely a result of an increase of $22.7 million in net income. This increase was offset with increased spending to fund our working capital needs as a result of higher sales volumes. In addition, with the implementation of FAS 123 (R), the tax benefit from stock options is now included in financing activities as a cash inflow rather than in operating activities as it was in 2005.

For the year ended December 31, 2007, we used available cash, including the $102.2 million of net cash from operating activities, $29.0 million of proceeds from the issuance of common stock, and $18.2 million of net borrowings, to fund $16.3 million in capital expenditures, repurchase $48.1 million of common stock for treasury, fund dividend payments to shareholders totaling $21.7 million, and to fund working capital. In addition, on October 1, 2007, we completed the acquisition of Teddy & Arthur Edelman, Limited. Cash expenditures for the transaction totaled 70.8 million, net of cash acquired. Cash from financing activities in 2007 also included the payment of fees on the refinanced credit facility. In 2006, we used available cash, including the $77.5 million of net cash from operating activities, $27.2 million of proceeds from the issuance of common stock, and $34.2 million of net borrowings, to fund $13.4 million in capital expenditures, purchase $3.3 million of intangibles, repurchase $107.8 million of common stock for treasury, fund dividend payments to shareholders totaling $20.2 million, and fund working capital.

On June 29, 2007, we completed the refinancing of our revolving credit facility with a new $500 million revolving credit facility. The new agreement matures in June 2013 and may be used for general corporate purposes, including strategic acquisitions, stock buybacks and cash dividends. Under the new agreement, we can also increase our facility by up to $200 million subject to certain limitations and satisfaction of certain conditions. The improved interest rates in the new facility will provide for reduced borrowing costs allowing us to free up cash for other uses. At December 31, 2007, our outstanding debt was $368.6 million. Our credit facility includes a letter of credit subfacility of which $3.5 million of letters of credit was outstanding at December 31, 2007.

In addition to the above described credit facility, our foreign subsidiaries maintain local credit facilities to provide credit for overdraft, working capital and other purposes.

We are currently in compliance with all of the covenants and conditions under our revolving credit facility. We believe that existing cash balances and internally generated cash flows, together with borrowings available under our revolving credit facility, will be sufficient to fund normal working capital needs, capital spending requirements, debt service requirements and dividend payments for at least the next twelve months. In addition, we believe that we will have adequate funds available to meet long-term cash requirements and that we will be able to comply with the covenants under the credit agreement. Future principal debt payments may be paid out of cash flows from operations, from future refinancing of our debt or from equity issuances. However, our ability to make scheduled payments of principal, to pay interest on or to refinance our indebtedness, to satisfy our other debt obligations and to pay dividends to stockholders will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

Contractual Obligations

The following summarizes our fixed long-term contractual cash obligations as of December 31, 2007 (in thousands):

	Payments due by period				
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt	$22,756	$46,314	$52,578	$380,980	$502,628
Operating leases	10,725	16,909	10,424	11,674	49,732
Purchase commitments	931	—	—	—	931
Pension plan contributions	8,500	—	—	—	8,500
Postretirement benefit plan obligations	1,500	—	—	—	1,500
Total	$44,412	$63,223	$63,002	$392,654	$563,291

Contractual obligations for long-term debt include principal and interest payments. Interest has been included at either the fixed rate or the variable rate in effect as of December 31, 2007, as applicable.

Environmental Matters

Our past and present business operations and our past and present ownership and operation of manufacturing plants on real property are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") for remediation costs associated with waste disposal sites that we previously used. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

Off-Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Section 404 of the Sarbanes-Oxley Act of 2002

Beginning in late 2004, we began a process to document and evaluate our internal controls over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations, which require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors on the effectiveness of internal control over financial reporting. In this regard, management has dedicated internal resources, engaged outside consultants and adopted and implemented a detailed work plan to (i) assess and document the adequacy of internal controls over financial reporting, (ii) take steps to improve control processes, where appropriate, (iii) validate through testing that controls are functioning as documented and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. Our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our assessment of our internal controls over financial reporting have resulted, and are likely to continue to result, in increased expenses.

Management and our audit committee have given our compliance with Section 404 the highest priority. We cannot, however, be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we fail to correct any issues in the design or operating effectiveness of internal controls over financial reporting or fail to prevent fraud, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Forward-looking Statements

This annual report on Form 10-K contains forward-looking statements, principally in the sections entitled "Quantitative and Qualitative Disclosures About Market Risk," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and "Business." Statements and financial discussion and analysis contained in this annual report on Form 10-K that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "possible," "potential," "predict," "project," or other similar words, phrases or expressions. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: the risks described under Item 1A and in Item 7A of this annual report on Form 10-K; changes in the economy or financial stability of our clients resulting in decreased corporate spending and service sector employment; changes in relationships with clients; the mix of products sold and of clients purchasing our products; the success of new technology initiatives; changes in business strategies and decisions; competition from our competitors; our ability to recruit and retain an experienced management team; changes in raw material prices and availability; restrictions on government spending resulting in fewer sales to one of our largest customers; our debt restrictions on spending; our ability to protect our patents, copyrights and trademarks; our reliance on furniture dealers to produce sales; lawsuits arising from patents, copyrights and trademark infringements; violations of environment laws and regulations; potential labor disruptions; adequacy of our insurance policies; the availability of future capital; and currency rate fluctuations. The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this annual report on Form 10-K are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the Federal securities laws and the rules and regulations of the SEC, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Recent Accounting Pronouncements

In July 2006, the FASB issued FIN 48, which is an interpretation of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). FIN 48 created a single model to address uncertainty in tax positions, and clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provided guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN 48 on January 1, 2007. As of January 1, 2007, the Company had unrecognized tax benefits of $3.4 million. The Company did not have to record any cumulative effect adjustment to retained earnings as a result of adopting FIN 48.

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provision of SFAS 158. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statements of financial position is effective for the Company for the fiscal year ended December 31, 2008.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have adopted SFAS 157 as of January 1, 2008, as required. The adoption of SFAS 157 did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of SFAS No. 115" ("SFAS 159"), which permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. We have adopted SFAS 159 as of January 1, 2008, as required. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations" ("SFAS 141(R)"), which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. SFAS 141(R) requires that the acquiring entity in a business combination recognize all (and only) the assets and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information that they need to evaluate and understand the nature and financial effect of the business combination. In addition, SFAS 141(R) impacts the accounting for transaction and restructuring costs. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently determining the impact of SFAS 141(R) on its consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the normal course of business, we are routinely subjected to market risk associated with interest rate movements and foreign currency exchange rate movements. Interest rate risk arises from our debt obligations and related interest rate hedge agreements. Foreign currency exchange rate risk arises from our non-U.S. operations and purchases of inventory from foreign suppliers.

We also have risk in our exposure to certain material and transportation costs. Our largest raw material costs are for steel and plastics. Steel is the primary raw material used in the manufacture of our products. The price of plastic, another significant raw material used in the manufacture of our products, is sensitive to the cost of oil, which has increased significantly in recent history. For the year ended December 31, 2007, material inflation was approximately $7.4 million and transportation inflation was approximately $3.1 million. During 2006, material inflation was approximately $12.8 million and transportation inflation was approximately $1.9 million. We continue working to attempt to offset these price changes in raw materials and transportation through our global sourcing initiatives, cost improvements and price increases to our products.

Interest Rate Risk

We have variable rate debt obligations that are denominated in U.S. dollars. A change in interest rates impacts the interest incurred and cash paid on the variable-rate. The weighted average rate for 2007 was 7.0%. The weighted average rate for the same period of 2006 was 7.2%.

We use interest rate hedge agreements for other than trading purposes in order to manage our exposure to fluctuations in interest rates on our variable-rate debt. Such agreements effectively convert $200.0 million of our variable-rate debt to a fixed-rate basis, utilizing the three-month London Interbank Offered Rate, or LIBOR, as a floating rate reference. Fluctuations in LIBOR affect both our net financial instrument position and the amount of cash to be paid or received by us, if any, under these agreements.

The following table summarizes our market risks associated with our debt obligations and interest rate hedge agreements as of December 31, 2007. For debt obligations, the table presents principal cash flows and related weighted average interest rates by year of maturity. Variable interest rates presented for variable-rate debt represent the weighted average interest rates on our credit facility borrowings as of December 31, 2007. For interest rate caps, the table presents the notional amounts and related weighted average interest rates by year of maturity.

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
				(dollars in thousands)				
Rate Sensitive Liabilities								
Long-term Debt:								
Fixed Rate	$ 136	$ 140	$ 145	$ 155	$—	$ —	$ 576	$ 576
Average Interest Rate	$ 4.11%	4.11%	4.11%	4.11%	—	—		
Variable Rate	—	$—	$—	$—	$—	$368,000	$368,000	$368,000
Average Interest Rate	—	—	—	—	—	6.13%		
Rate Sensitive Derivative Financial Instruments								
Interest Rate Caps:								
Notional Amount	$200,000	—	—	—	—	—	$200,000	$ —
Strike Rate	6.00%	—	—	—	—	—		

An increase in interest rates of 1% would increase annual interest expense by approximately $3.7 million. We will continue to review our exposure to interest rate fluctuations and evaluate whether we should manage such exposure through derivative transactions.

Foreign Currency Exchange Rate Risk

We manufacture our products in the United States, Canada and Italy, and sell our products primarily in those markets as well as in other European countries. Our foreign sales and certain expenses are transacted in foreign currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as our reporting currency is the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. Approximately 12.3% and 11.4% of our revenues in 2007 and 2006, respectively, and 38.5% and 36.7% of our cost of goods sold in 2007 and 2006, respectively, were denominated in currencies other than the U.S. dollar. Foreign currency exchange rate fluctuations resulted in a $4.2 million loss in 2007 and a $0.6 million gain in 2006.

From time to time, we enter into foreign currency forward exchange contracts and foreign currency option contracts for other than trading purposes in order to manage our exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by our U.S. operations. The terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings in the period the value of the contract changes. The net gain or loss upon settlement and the remaining change in fair value is recorded as a component of other income (expense). As of December 31, 2007, we had no outstanding foreign currency contracts. During 2007, we recognized a net gain of $1.2 million related to various foreign currency option contracts initiated and settled during 2007. The fair market value of the foreign currency option contract outstanding at December 31, 2006 was $92 thousand and is included in other current liabilities in our consolidated balance as of December 31, 2006. During 2006, we recognized a net gain of $744 thousand related to various foreign currency option contracts initiated and settled during 2006.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm
on Consolidated Financial Statements and Schedule

The Board of Directors and Stockholders
Knoll, Inc.

We have audited the accompanying consolidated balance sheets of Knoll, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knoll, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for employee stock compensation plans and defined benefit pension and other post retirement plans in 2006.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Knoll's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 25, 2008

KNOLL, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

(dollars in thousands, except share and per share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,975	$ 16,038
Customer receivables, net	137,001	132,970
Inventories	92,087	75,930
Deferred income taxes	8,690	13,416
Prepaid and other current assets	7,691	10,030
Total current assets	263,444	248,384
Property, plant, and equipment, net	143,643	137,729
Goodwill, net	75,590	44,637
Intangible assets, net	226,777	193,654
Other non-trade receivables	4,800	3,835
Other noncurrent assets	3,188	3,898
Total Assets	$717,442	$632,137
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 136	$ 2,996
Accounts payable	83,107	72,567
Income taxes payable	3,539	16,317
Other current liabilities	90,209	79,334
Total current liabilities	176,991	171,214
Long-term debt	368,440	347,320
Deferred income taxes	50,815	41,665
Postretirement benefits other than pensions	21,752	26,636
Pension liability	10,885	27,633
International retirement obligation	5,305	5,243
Other noncurrent liabilities	8,533	8,042
Total liabilities	642,721	627,753
Stockholders' equity:		
Common stock, $0.01 par value; 200,000,000 shares authorized; 49,287,143 issued and outstanding (net of 8,906,705 treasury shares) in 2007 and 49,037,660 shares issued and outstanding (net of 6,348,764 treasury shares) in 2006	493	490
Additional paid-in-capital	—	4,409
Retained earnings (deficit)	45,255	(2,726)
Accumulated other comprehensive income	28,973	2,211
Total stockholders' equity	74,721	4,384
Total Liabilities and Stockholders' Equity	$717,442	$632,137

See accompanying notes to the consolidated financial statements

KNOLL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(dollars in thousands, except share and per share data)

	2007	2006	2005
Sales	$ 1,055,814	$ 982,152	$ 807,960
Cost of sales	690,689	663,115	535,904
Gross profit	365,125	319,037	272,056
Selling, general, and administrative expenses	222,937	202,097	179,217
Operating Income	142,188	116,940	92,839
Interest expense	24,598	23,717	23,684
Other (expense) income, net	(4,651)	741	(5,355)
Income before income tax expense	112,939	93,964	63,800
Income tax expense	41,496	35,331	27,891
Net Income	$ 71,443	$ 58,633	$ 35,909
Net earnings per share			
Basic	$ 1.48	$ 1.18	$ 0.70
Diluted	$ 1.45	$ 1.14	$ 0.68
Weighted-average shares outstanding:			
Basic	48,239,189	49,606,677	51,219,123
Diluted	49,248,902	51,238,088	52,919,388

See accompanying notes to the consolidated financial statements

KNOLL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(dollars in thousands, except share and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity (Deficit)
Balance at January 1, 2005	$495	$ 21,442	$(55,925)	$ 12,643	$ (21,345)
Net income	—	—	35,909	—	35,909
Foreign currency translation adjustment	—	—	—	272	272
Unrealized gain on derivative (net of income tax effect of $151)	—	—	—	232	232
Minimum pension liability (net of income tax effect of $2,862)	—	—	—	(4,392)	(4,392)
Total comprehensive income					32,021
Shares issued for consideration:					
Exercise of stock options, including tax benefit of $8,347 (2,990,262 shares)	29	38,850	—	—	38,879
Shares issued under stock incentive plan (50,000 shares)	1	(1)	—	—	—
Shares issued under employee stock purchase plan (3,953 shares)	—	65	—	—	65
Earned stock grant compensation	—	$ 4,052	—	—	4,052
Cash dividend ($.25 per share)	—	—	(12,898)	—	(12,898)
Purchase of common stock (181,408 shares)	(2)	(3,056)	—	—	(3,058)
Balance at December 31, 2005	$523	$ 61,352	$(32,914)	$ 8,755	$ 37,716
Net income	—	—	58,633	—	58,633
Foreign currency translation adjustment	—	—	—	1,714	1,714
Unrealized loss on derivative (net of income tax effect of $250)	—	—	—	(382)	(382)
Minimum pension liability (net of income tax effect of $1,856)	—	—	—	2,849	2,849
Total comprehensive income					62,814
Shares issued for consideration:					
Exercise of stock options, including tax benefit of $10,158 (2,808,812 shares)	28	38,608	—	—	38,636
Shares issued under employee stock purchase plan (3,433 shares)	—	66	—	—	66
Stock-based compensation, net of forfeitures (64,000 shares)	(1)	4,505	—	—	4,504
Cash dividend ($.41 per share)	—	—	(20,830)	—	(20,830)
Purchase of common stock (6,048,756 shares)	(60)	(100,122)	(7,615)	—	(107,797)
Adjustment to initially apply FASB Statement No. 158 (net of tax of $6,987)	—	—	—	(10,725)	(10,725)
Balance at December 31, 2006	$490	$ 4,409	$ (2,726)	$ 2,211	$ 4,384
Net income	—	—	71,443	—	71,443
Foreign currency translation adjustment	—	—	—	15,772	15,772
Pension adjustment (net of income tax effect of $7,161)	—	—	—	10,990	10,990
Total comprehensive income					98,205
Shares issued for consideration:					
Exercise of stock options, including tax benefit of $8,564 (2,225,033 shares)	23	36,557	—	—	36,580
Shares issued under stock incentive plan (514,654 shares)	5	(5)	—	—	—
Shares issued under employee stock purchase plan (3,637 shares)	—	69	—	—	69
Stock-based compensation, net of forfeitures (133,333 shares)	(1)	5,904	—	—	5,903
Cash dividend ($.45 per share)	—	—	(22,286)	—	(22,286)
Purchase of common stock (2,360,607 shares)	(24)	(46,934)	(1,176)	—	(48,134)
Balance at December 31, 2007	$493	$ —	$ 45,255	$ 28,973	$ 74,721

See accompanying notes to the consolidated financial statements

KNOLL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(in thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 71,443	$ 58,633	$ 35,909
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	19,749	19,194	18,721
Amortization of intangible assets	1,573	663	626
Write-off of deferred financing fees	1,195	—	3,562
Foreign currency loss	4,831	157	2,045
Premium paid for interest rate cap agreement	—	(204)	—
Tax benefit from exercise of stock options	—	—	8,347
Stock based compensation	5,903	4,504	4,052
Other non-cash items	157	1,230	(5)
Changes in assets and liabilities, net of business acquired:			
Customer receivables	1,644	(17,268)	(16,559)
Inventories	(2,795)	(18,866)	(7,304)
Accounts payable	1,030	14,176	11,318
Current and deferred income taxes	281	(668)	9,360
Other current assets	2,072	(2,053)	(1,560)
Other current liabilities	6,380	13,882	3,068
Other noncurrent assets and liabilities	(11,308)	4,148	5,861
Cash provided by operating activities	102,155	77,528	77,441
CASH FLOWS FOR INVESTING ACTIVITIES			
Capital expenditures	(16,292)	(13,362)	(10,744)
Purchase of a business, net of cash acquired	(70,777)	—	—
Purchase a trademark and other intangible assets	—	(3,250)	—
Proceeds from the sale of assets	159	34	101
Cash used in investing activities	(86,910)	(16,578)	(10,643)
CASH FLOWS FOR FINANCING ACTIVITIES			
Proceeds from the issuance of long term debt	—	38,000	250,000
Proceeds from revolving credit facilities, net	273,000	29,000	66,000
Repayment of long-term debt	(254,806)	(32,827)	(392,723)
Deferred financing fees	(2,624)	—	(3,280)
Payment of dividends	(21,690)	(20,195)	(12,490)
Proceeds from the issuance of common stock	29,015	27,249	31,390
Purchase of common stock for treasury	(48,134)	(107,799)	(3,056)
Tax benefit from the exercise of stock options	8,564	10,158	—
Cash used in financing activities	(16,675)	(56,414)	(64,159)
Effect of exchange rate changes on cash and cash equivalents	3,367	807	(996)
Increase in cash and cash equivalents	1,937	5,343	1,643
Cash and cash equivalents at beginning of the year	16,038	10,695	9,052
Cash and cash equivalents at end of the year	$ 17,975	$ 16,038	$ 10,695

See accompanying notes to the consolidated financial statements

KNOLL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. NATURE OF OPERATIONS

Knoll, Inc. and its subsidiaries (the "Company" or "Knoll") are engaged in the design, manufacture and sale of office furniture products and accessories, focusing on the middle to high-end segments of the contract furniture market. The Company has operations in the United States ("U.S."), Canada and Europe and sells its products primarily through its direct sales representatives and independent dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Knoll, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

The results of the European subsidiaries are reported and included in the consolidated financial statements on a one-month lag to allow for the timely preparation of consolidated information. The effect of this presentation is not material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the date of purchase.

Revenue Recognition and Accounts Receivable

Revenue from the sale of products is recognized upon transfer of title to the client, which occurs at the time of shipment.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients and dealers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company evaluates the past-due status of its trade receivables based on the contractual terms of sale. If the financial condition of the Company's clients and dealers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Accounts receivable are charged off against the allowance for doubtful accounts when the Company determines that recovery is unlikely. Losses have been consistent with the Company's expectations.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property, Plant, Equipment and Depreciation

Property, plant, and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows: 45 years for buildings and 3 to 12 years for machinery and equipment.

Intangible Assets

Intangible assets mainly consist of goodwill, trademarks and deferred financing fees. Goodwill is recorded at the amount by which cost exceeds the net assets of acquired businesses, and all other intangible assets are recorded at cost.

Goodwill and trademarks are tested for impairment at least annually rather than being amortized. The Company determined that no impairment existed based on the impairment tests for each year through 2007.

On October 1, 2007, in combination with the acquisition of Teddy & Arthur Edelman, Limited, the Company acquired certain intangible assets related to a trade name, non-compete agreement and customer relationships. The trade name will be tested annually for impairment. The non–compete agreement and the customer relationships were assigned a definite useful life and as such amortization will be recorded over the economic life of the intangibles in accordance with Statement of Financial Accounting Standards 142 "Goodwill and Other Intangible Assets".

On December 19, 2006, the Company purchased certain intangible assets as an investment in its seating line. A definite useful life was assigned to these intangibles and as such amortization will be recorded over the economic life of the intangibles in accordance with Statement of Financial Accounting Standards 142 "Goodwill and Other Intangible Assets".

Deferred financing costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness.

Shipping and Handling

Amounts billed to clients for shipping and handling of products are classified as sales in the consolidated statements of operations. Costs incurred by the Company for shipping and handling are classified as cost of sales.

Research and Development Costs

Research and development expenses, which are expensed as incurred, were $15.9 million for 2007, $12.7 million for 2006, and $10.8 million for 2005.

Income Taxes

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of SFAS 109, on January 1, 2007. FIN 48 created a single model to address uncertainty in tax positions, and clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provided guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of January 1, 2007, the Company had unrecognized tax benefits of $3.4 million. The Company did not have to record any cumulative effect adjustment to retained earnings as a result of adopting FIN 48.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, and accounts payable, approximate their carrying amounts due to their immediate or short-term periods to maturity. The stated interest rates on the Company's long-term debt approximate market rates for debt instruments with similar terms and maturities, and accordingly, the fair value of the Company's long-term debt, described in Note 9, approximates its carrying amount. The derivative instruments described in Note 11, are recorded at fair value as estimated by the dealer.

Derivative Financial Instruments

The Company uses derivative financial instruments to reduce its exposure to adverse fluctuations in foreign currency exchange and interest rates. In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," on the date a derivative instrument is entered into, the Company designates the derivative as (i) a fair value hedge, (ii) a cash flow hedge, (iii) a hedge of a net investment in a foreign operation, or (iv) a risk management instrument. The Company recognizes all derivatives on the consolidated balance sheet at fair value. On September 30, 2006, the Company entered into two interest rate cap agreements which set a maximum interest rate on a notional amount and utilize LIBOR as a variable-rate reference. Under these agreements, the Company paid a total premium of approximately $204 thousand for a cap rate of 6.00% on $200 million of the Company's borrowings under the credit facility. The Company has elected not to apply hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to these agreements. As such, the change in fair value of the contracts is reported in earnings in the period the value of the contract changes as a component of other income (expense). The interest rate cap agreements mature on September 30, 2008.

Foreign Currency Translation

Results of foreign operations are translated into U.S. dollars using average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income. As of December 31, 2007 and 2006, the accumulated foreign currency translation adjustments included in other comprehensive income amounted to $30.3 million and $14.5 million, respectively. Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in income in the period in which the change occurs.

Stock-Based Compensation

At December 31, 2007, the Company sponsored two stock incentive plans, which are described more fully in Note 16. Approximately 2,635,762 shares were available for grant as of December 31, 2007. Prior to January 1, 2006, the Company accounted for its stock incentive plan in accordance with APB 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123) , and no stock-based employee compensation was reflected in net income with respect to options granted under the existing plans at that time. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment" (SFAS No. 123(R)), using the modified-prospective-transition method for those unvested options granted after the Company's initial public offering. Under SFAS 123(R) the Company measures the cost of employees services received in exchange for stock options based on the grant-date fair value of the award with such costs recognized over the applicable vesting period. The prospective method will be applied to those unvested options issued prior to the Company's initial public offering that have historically been accounted for under the minimum value method. Such options continue to be accounted for under the provisions of APB 25. Under APB 25, no stock-based employee compensation costs is reflected in net income, as all options granted during that time period have an exercise price equal to the fair value of the underlying common stock on the date of grant. Accordingly, the Company will continue to provide pro forma financial information for prior periods to illustrate the effect on net income and earnings per share of applying the fair value recognition provisions of SFAS No. 123.

As a result of adopting SFAS No. 123(R), the Company's income before taxes and net income after taxes for the year ended December 31, 2007, was $1.4 million and $0.8 million lower, respectively, than if it had continued to account for share-based compensation under SFAS 123 and APB Opinion No. 25. For the year ended December 31, 2007 basic earnings per share and diluted earnings per share would have been $.02 higher had the Company not adopted SFAS No. 123(R).

As a result of adopting SFAS No. 123(R), the Company's income before taxes and net income after taxes for the year ended December 31, 2006, was $0.7 million and $0.4 million lower, respectively, than if it had continued to account for share-based compensation under SFAS No. 123 and APB Opinion No. 25. For the year ended December 31, 2006 basic earnings per share and diluted earnings per share would have been $.01 higher had the Company not adopted SFAS No. 123(R).

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Twelve Months Ended December 31,		
	2007	2006	2005
	(in thousands except per share data)		
Net income, as reported	$71,443	$58,633	$35,909
Add:			
Stock-based employee compensation expense included in reported net income	5,021	5,319	4,019
Deduct:			
Total stock-based employee compensation expense determined under fair-value-based method, net of related tax effects	(5,452)	(6,016)	(6,108)
As adjusted net income	$71,012	$57,936	$33,820
Earnings per share:			
Basic—as reported	$ 1.48	$ 1.18	$ .70
Diluted—as reported	$ 1.45	$ 1.14	$ .68
Basic—as adjusted	$ 1.47	$ 1.17	$ .66
Diluted—as adjusted	$ 1.44	$ 1.13	$ .64

For the year ended December 31, 2007, the Company recognized $5.0 million of compensation expense which includes an additional $1.4 million of stock option expense as a result of adopting SFAS 123(R). Prior to the adoption of SFAS 123(R), the Company included all tax benefits associated with stock-based compensation as operating cash flows in the consolidated statement of cash flows. SFAS 123(R) requires any reduction in taxes payable resulting from tax deductions that exceed the recognized compensation expense ("excess tax benefit") to be classified as financing cash flows. The Company included $8.6 million of excess tax benefits in the Company's cash flows from financing activities for the twelve months ended December 31, 2007 that would have been classified as operating cash flows had the Company not adopted SFAS 123(R).

Prior to 2005, the fair value of the options was estimated using a minimum value method for grants made on or subsequent to March 24, 1999 and through December 14, 2004. The Company went public on December 14, 2004 and used the Black-Scholes option pricing model to value options granted after that date. During 2005, the Company replaced the Black-Scholes option pricing model with a lattice model in preparation for the implementation of SFAS 123(R) effective January 1, 2006. For stock options granted after December 14, 2004 and during 2005 and 2006 the following assumptions shown in the table below were used in the lattice model.

Because lattice based option valuation models incorporate ranges of assumptions for inputs, those assumptions are disclosed. Expected volatilities are based on implied volatilities from traded options on the Company's stock, historical volatilities of the Company's and competitors' stocks, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived based on the mid-point between the vesting date and the end of the contractual term. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury yield curve in effect at the time of grant.

	2007	2006	2005
Expected volatility	28%	29%	22%
Expected dividend yield	2.02%	2.00%	2.30%
Expected Term (in years)	7	7	7
Risk-free rate	4.88%	4.59%	4.29%

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of tax, if applicable, are as follows (in thousands):

	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
December 31, 2005					
Minimum pension liability	$ (7)	$ (7,254)	$ 2,862	$ (4,392)	$ (4,399)
Foreign currency translation adjustment	12,500	272	—	272	12,772
Unrealized gain on derivative	150	383	(151)	232	382
Accumulated other comprehensive income (loss), net of tax	$ 12,643	$ (6,599)	$ 2,711	$ (3,888)	$ 8,755
December 31, 2006					
Pension funded status adjustment	$ (4,399)	$(13,007)	$ 5,131	$ (7,876)	$(12,275)
Foreign currency translation adjustment	12,772	1,714	—	1,714	14,486
Unrealized gain on derivative	382	(632)	250	(382)	—
Accumulated other comprehensive income (loss), net of tax	$ 8,755	$(11,925)	$ 5,381	$ (6,544)	$ 2,211
December 31, 2007					
Pension adjustment	$(12,275)	$ 18,151	$(7,161)	$10,990	$ (1,285)
Foreign currency translation adjustment	14,486	15,772	—	15,772	30,258
Accumulated other comprehensive income (loss), net of tax	$ 2,211	$ 33,923	$(7,161)	$26,762	$ 28,973

Earnings per Share

Basic earnings per share excludes the dilutive effect of common shares that could potentially be issued, due to the exercise of stock options, and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the effect of shares and potential shares issued under the stock incentive plans.

	Twelve Months Ended December 31,		
	2007	2006	2005
	(in thousands)		
Weighted average shares of common stock outstanding—basic	48,239	49,607	51,219
Potentially dilutive shares resulting from stock plans	1,010	1,631	1,700
Weighted average common shares—diluted	49,249	51,238	52,919
Antidilutive options not included in the weighted average common shares-diluted calculation	892	25	295

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates.

New Accounting Pronouncements

In July 2006, the FASB issued FIN 48, which is an interpretation of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). FIN 48 created a single model to address uncertainty in tax positions, and clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provided guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN 48 on January 1, 2007. As of January 1, 2007, the Company had unrecognized tax benefits of $3.4 million. The Company did not have to record any cumulative effect adjustment to retained earnings as a result of adopting FIN 48.

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provision of SFAS 158. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statements of financial position is effective for the Company for the fiscal year ended December 31, 2008.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have adopted SFAS 157 as of January 1, 2008, as required. The adoption of SFAS 157 did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of SFAS No. 115" ("SFAS 159"), which permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. We have adopted SFAS 159 as of January 1, 2008, as required. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations" ("SFAS 141(R)"), which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. SFAS 141(R) requires that the acquiring entity in a business combination recognize all (and only) the assets and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information that they need to evaluate and understand the nature and financial effect of the business combination. In addition, SFAS 141(R) impacts the accounting for transaction and restructuring costs. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently determining the impact of SFAS 141(R) on its consolidated financial statements.

3. ACQUISTIONS

On October 1, 2007, the Company acquired Teddy & Arthur Edelman, Limited. Edelman Leather, LLC supplies fine leathers to residential, hospitality, aviation and contract office furniture markets. The closing cash purchase price was approximately $70.8 million and was primarily financed using the Company's revolving credit facility described in Note 9. The transaction also involved certain contingent payouts based on the future success of the business. This acquisition has been accounted for as a purchase and resulted in the recognition of $30.6 million of goodwill in the Company's financial statements.

4. CUSTOMER RECEIVABLES

Customer receivables are presented net of an allowance for doubtful accounts of $4.2 million and $3.3 million at December 31, 2007 and 2006, respectively. Management performs ongoing credit evaluations of its clients and generally does not require collateral. As of December 31, 2007 and 2006, the U.S. government and agencies thereof, represented approximately 11.8% and 18.4%, respectively, of gross customer receivables.

5. INVENTORIES

	2007	2006
	(in thousands)	
Raw materials	$45,043	$44,114
Work in process	8,208	7,952
Finished goods	38,836	23,864
Inventories	$92,087	$75,930

Inventory reserves for obsolescence and other estimated losses were $6.9 million and $6.5 million at December 31, 2007 and 2006, respectively.

6. PROPERTY, PLANT, AND EQUIPMENT

	2007	2006
	(in thousands)	
Land and buildings	$ 95,539	$ 88,269
Machinery and equipment	307,387	290,107
Construction in progress	9,464	5,886
Property, plant and equipment	412,390	384,262
Accumulated depreciation	(268,747)	(246,533)
Property, plant and equipment, net	$ 143,643	$ 137,729

7. INTANGIBLE ASSETS

Information regarding the Company's goodwill and other intangible assets follows (in thousands):

	2007			2006		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Unamortizable intangible assets:						
Goodwill	$ 84,002	$ (8,412)	$ 75,590	$ 53,049	$ (8,412)	$ 44,637
Trademarks	219,900	(32,069)	187,831	219,900	(32,069)	187,831
Edelman Trade Name	26,046	—	26,046	—	—	—
Amortizable intangible assets:						
Deferred financing fees	4,241	(877)	3,364	3,401	(828)	2,573
Trademarks	3,000	(668)	2,332	3,000	—	3,000
Other	7,472	(268)	7,204	250	—	250
Total	$344,661	$(42,294)	$302,367	$279,600	$(41,309)	$238,291

On October 1, 2007, in combination with the acquisition of Teddy & Arthur Edelman, Limited, the Company acquired certain intangible assets related to a trade name, non-compete agreement, customer relationships and goodwill. The trade name was valued at $26.0 million and it will be tested annually for impairment. The non–compete agreement and customer relationships intangibles were valued at $0.7 million and $6.5 million, respectively. These were assigned definite useful lives and as such amortization will be recorded over the economic life of the intangibles in accordance with Statement of Financial Accounting Standards 142 "Goodwill and Other Intangible Assets". Goodwill for the acquisition of Edelman Leather was recorded at $30.6 million and will be tested for impairment annually.

The customer relationships and non-competition agreements will be amortized over there useful lives.

On December 19, 2006, the Company entered an agreement to purchase the rights to the "LIFE" trademark associated with its LIFE chair for $3.0 million. The Company assigned an 11 year useful life to the trademark and will amortize it based on a percentage of LIFE chair sales through 2017.

The Company will evaluate annually whether the estimated useful life of the trademarks warrant revisions and any such changes will be applied prospectively.

The changes in the carrying amount of goodwill are as follows:

	2007	2006
	(in thousands)	
Balance at beginning of year	$44,637	$45,333
Edelman Leather acquisition	30,600	—
Foreign currency transaction gain (loss)	353	(696)
Balance at end of year	$75,590	$44,637

On June 29, 2007, the Company completed the refinancing of its existing credit facility with a new $500 million revolving credit facility. As a result of this transaction, approximately $1.2 million of deferred financing fees, net of accumulated amortization were written off and approximately $2.6 million of new deferred financing fees were recorded.

The Company recorded amortization of deferred financing fees of approximately $637,000, $663,000, and $626,000 for the years ended December 31, 2007, 2006 and 2005, respectively. This amortization was recorded as a component of interest expense. Estimated amortization expense for the deferred financing fees and other intangibles for each of the five succeeding years is as follows:

2008	$2,991
2009	2,875
2010	2,775
2011	1,965
2012	1,097

8. OTHER CURRENT LIABILITIES

	2007	2006
	(in thousands)	
Accrued employee compensation	$44,898	$41,348
Accrued pension costs	8,500	5,813
Customer deposits	6,301	6,786
Accrued warranty	10,078	7,436
Other	20,432	17,951
Other current liabilities	$90,209	$79,334

9. INDEBTEDNESS

The Company's long-term debt is summarized as follows:

	2007	2006
	(in thousands)	
Term loans, variable rate (7.11% at December 31, 2006)	$ —	$254,685
Revolving loans, variable rate (6.12% at December 31, 2007 and 6.85% at December 31, 2006)	368,000	95,000
Other	576	631
Total	368,576	350,316
Less current maturities	(136)	(2,996)
Long-term debt	$368,440	$347,320

Term and Revolving Loans

On June 29, 2007, the Company completed the refinancing of its existing credit facility with a new $500.0 million revolving credit facility maturing in June 2013. The Company may use the new revolving line of credit for general corporate purposes, including strategic acquisitions, stock buy backs and cash dividends. Under the Company's new credit agreement, the Company can increase its revolving credit facility by up to $200.0 million subject to certain limitations and satisfaction of certain conditions, including compliance with certain financial covenants.

Loans made pursuant to the revolving credit facility may be borrowed, repaid and reborrowed from time to time until June 2013, subject to satisfaction of certain conditions on the date of any such borrowing. Obligations under the credit facility are secured by a first priority security interest in (i) the capital stock of each present and future subsidiary (with limitations on foreign subsidiaries) and (ii) all present and future property and assets of the Company (with various limitations and exceptions). Borrowings under the credit agreement bear interest at a floating rate based, at the Company's option, upon (i) the LIBOR rate plus an applicable percentage or (ii) the greater of the federal funds rate plus 0.50% or the prime rate as announced by the revolving credit facility's administrative agent, plus an applicable percentage.

The senior credit agreement contains a letter of credit subfacility that allows for the issuance of letters of credit and swing-line loans. The sum of the outstanding revolver balance plus any outstanding letters of credit and swing-line loans cannot exceed $500.0 million, subject to the ability to increase the credit facility by up to $200.0 million as mentioned above. The amount available for borrowing under the revolving credit facility is reduced by the total outstanding letters of credit and swing-line loans.

The Company is required to pay a commitment fee equal to a rate per annum calculated as the product of the applicable rate based upon the Company's leverage ratio as set forth in the credit agreement times the unused portion of the revolving credit facility. In addition, the Company is required to pay a letter of credit fee equal to the applicable rate as set forth in the credit agreement times the daily maximum amount available to be drawn under such letter of credit.

In addition, the credit agreement also contains various affirmative and negative covenants that among other things, limit, subject to certain exceptions, the incurrence of additional indebtedness and capital expenditures in excess of a specified amount in any fiscal year. The Company was in compliance with the credit agreement covenants at December 31, 2007.

The Company also has several revolving credit agreements with various European financial institutions. These credit agreements provide credit primarily for overdraft and working capital purposes. As of December 31, 2007, total credit available under such agreements was approximately $9,681,000. There is currently no expiration date on these agreements. The interest rates on borrowings are variable and are based on the monetary market rate that is linked to each country's prime rate. As of December 31, 2007, the Company had no outstanding borrowings under the European credit facilities.

Interest Paid

During 2007, 2006 and 2005, the Company made interest payments including amounts related to the Company's interest rate collar swap and cap agreements totaling $22.9 million, $22.8 million and $24.7 million respectively.

Maturities

Aggregate maturities of the Company's indebtedness as of December 31, 2007 are as follows (in thousands):

2007	$ 136
2008	140
2009	145
2010	155
2011	—
Subsequent years	368,000
	$368,576

10. PREFERRED STOCK

The Company's Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock with a par value of $1.00 per share. Subject to applicable laws, the Board of Directors is authorized to provide for the issuance of preferred shares in one or more series, for such consideration and with designations, powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors. There was no Preferred Stock outstanding as of December 31, 2007 and 2006.

11. DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swap and Cap Agreements

The Company uses derivative financial instruments, to reduce its exposure to adverse fluctuations in foreign currency exchange and interest rates.

On September 30, 2006, the Company entered into two interest rate cap agreements which set a maximum interest rate on a notional amount and utilize LIBOR as a variable-rate reference. Under these agreements, the Company paid a total premium of approximately $204 thousand for a cap rate of 6.00% on $200 million of the Company's borrowings under the credit facility. The Company has elected not to apply hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to these agreements. As such, the change in fair value of the contracts is reported in earnings in the period the value of the contract changes as a component of other income (expense). These interest rate cap agreements mature on September 30, 2008.

In October 2004, the Company entered into an interest rate swap agreement and an interest rate cap agreement. These agreements hedged interest rate risk on a notional amount of approximately $212.5 million of the Company's borrowings under the credit facility. Both the interest rate swap agreement and the interest rate cap agreement matured on September 29, 2006.

Under the 2004 interest rate swap agreement, the Company paid a fixed rate of interest of 3.010% and received a variable rate of interest equal to three-month LIBOR, as determined on the last day of each quarterly settlement period on an aggregated notional principal amount of $50.0 million. Changes in the fair value of the interest rate swap agreement were recorded in the period the value of the contract changes. The net amount paid or received upon quarterly settlements was recorded as an adjustment to interest expense, while the change in fair value was recorded as a component of accumulated other comprehensive income in the equity section of the balance sheet.

The 2004 interest rate cap agreement set a maximum interest rate on a notional amount and utilized LIBOR as a variable-rate reference. Under the cap agreement, the Company paid a premium of $425 thousand for a cap rate of 4.25% on $162.5 million of the Company's borrowing under the credit facility. The Company elected not to apply hedge accounting under SFAS No. 133, to the interest rate cap agreement. As such, the change in fair value of the contract was reported in earnings in the period the value of the contract changed as a component of other income (expense).

The fair values of the Company's derivative instruments included in current assets are summarized as follows:

	2007	2006
	(in thousands)	
Interest rate cap agreements	$—	$71
	$—	$71

The change in the fair values of the Company's derivative instruments and the adjustment to interest expense are summarized as follows:

	2007	2006	2005
	(in thousands)		
Interest income (expense)	$—	$1,674	$142
Other income (expense)	(71)	(703)	295
Pre-tax other comprehensive income (loss)	—	(632)	383
Aggregate net benefit (expense)	$(71)	$ 339	$820

The Company will continue to review its exposure to interest rate fluctuations and evaluate whether it should manage such exposure through derivative transactions.

Foreign Currency Contracts

From time to time, the Company enters into foreign currency forward exchange contracts and foreign currency option contracts to manage its exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by the U.S. operations. The terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings in the period the value of the contract changes. The net gain or loss upon settlement and the remaining change in fair value is recorded as a component of other income (expense).

As of December 31, 2007, the Company had no outstanding foreign currency contracts. During 2007, the Company recognized a net gain of $1.2 million related to various foreign currency option contracts initiated and settled during 2007.

The fair market value of the foreign currency option contract outstanding at December 31, 2006 was $92 thousand and was included in other current liabilities in the Company's consolidated balance as of December 31, 2006. During 2006, the Company recognized a net gain of $744 thousand related to various foreign currency option contracts initiated and settled during 2006.

12. CONTINGENT LIABILITIES AND COMMITMENTS

The Company is currently involved in claims and matters of litigation, including environmental contingencies, arising in the ordinary course of business. The Company accrues for such matters when expenditures are probable and reasonably estimable. Based upon information presently known, management is of the opinion that such litigation, either individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

The Company offers a warranty for all of its products. The specific terms and conditions of those warranties vary depending upon the product sold. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's liability include historical product-failure experience and estimated repair costs for identified matters for each specific product category. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Adjustments to recorded reserves for pre-existing warranties are not material for each period presented.

Changes in the Company's warranty reserve during the years ended December 31, 2007, 2006, and 2005 were as follows:

	2007	2006	2005
		(in thousands)	
Balance, beginning of the year	$ 7,436	$ 5,521	$ 5,019
Provision for warranty claims	11,637	9,667	6,994
Warranty claims paid	(9,135)	(7,775)	(6,500)
Exchange rate impact	140	23	8
Balance, end of the year	$10,078	$ 7,436	$ 5,521

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("Statement 143"), "Accounting for Asset Retirement Obligations". Statement 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company adopted Statement 143 on January 1, 2003 and recorded an asset retirement obligation of $390,000 related to the removal of leasehold improvements that have been made to one of the Company's manufacturing and distribution centers. Such improvements must be removed upon termination of the lease agreement. As of December 31, 2007, the fair value of that obligation was $522,000.

At December 31, 2007, the Company employed a total of 4,286 people. Approximately 14.2% of the employees were represented by unions. The Grand Rapids, Michigan plant is the only unionized plant within the U.S. and has an agreement with the Carpenters Union, Local 1615, of the United Brotherhood of Carpenters and Joiners of America, Affiliate of the Carpenters Industrial Council (the Union), covering approximately 417 hourly employees. The Collective Bargaining Agreement expires August 27, 2011. Certain workers in the facilities in Italy are also represented by unions.

13. INCOME TAXES

Income before income tax expense consists of the following:

	2007	2006	2005
		(in thousands)	
U.S. operations	$ 94,664	$75,876	$56,109
Foreign operations	18,275	18,088	7,691
	$112,939	$93,964	$63,800

The following disclosures are required with the adoption of *SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (in thousands):

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Amounts recognized in the consolidated balance sheet consist of:				
Noncurrent assets	$ —	$ —	$ —	$ —
Current Liabilities	(8,500)	(5,813)	(1,500)	(1,684)
Noncurrent liabilities	(10,640)	(27,447)	(21,752)	(26,635)
Intangible Asset	—	—		—
Accumulated other comprehensive income	—	—		—
Net amount recognized	$(19,140)	$(33,260)	$(23,252)	$(28,319)
Amounts recognized in accumulated other comprehensive income: before taxes:				
Net actuarial loss (gain)	$ 4,520	$ 16,937	$ 9,132	$ 16,135
Prior service cost (benefit)	399	475	(11,931)	(13,275)
Net amount recognized	$ 4,919	$ 17,412	$ (2,799)	$ 2,860

The estimated net actuarial loss, and prior service cost, for the defined benefit pension plans included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year ended December 31, 2008 is $12,000 and $77,000 respectively.

Weighted-average assumptions used to determine benefit obligations of the Company's pension and other postretirement benefit plans as of December 31, 2007 and 2006 were as follows:

	2007	2006
Discount rate	6.50%	6.00%
Rate of compensation	4.00	4.00

The following table sets forth the components of the net periodic benefit cost for the Company's pension and other postretirement benefits plans:

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
	(in thousands)					
Service cost	$10,179	$ 9,666	$ 8,629	$ 646	$ 634	$ 875
Interest cost	7,262	6,346	5,240	1,667	1,564	1,866
Expected return on plan assets	(7,103)	(6,225)	(4,902)	—	—	—
Amortization of prior service cost	77	77	77	(1,343)	(1,354)	(223)
Recognized actuarial loss	694	942	180	1,054	937	433
Net periodic benefit cost	$11,109	$10,806	$ 9,224	$ 2,024	$ 1,781	$2,951
Additional Information						
Increase (decrease) in minimum liability included in other comprehensive income	$ —	$ (4,705)	$ 7,254	$ —	$ —	$ —

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2007 and 2006 were as follows:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Discount rate	6.00%	5.90%	6.00%	5.90%
Expected return on plan assets	8.25	8.50	N/A	N/A
Rate of compensation increase	4.00	4.00	4.00	4.00

The expected long-term rate of return on assets is based on management's expectations of long-term average rates of return to be earned on the investment portfolio. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plan assets are invested.

For purposes of measuring the benefit obligation as of and for the year ended December 31, 2007, associated with the Company's other postretirement benefit plans, a 8% annual rate of increase in the per capital cost of covered health care benefits was assumed for 2008. The rate was then assumed to decrease 1.0% per year to an ultimate rate of 5% for 2012 and thereafter. For purpose of measuring the net periodic benefit cost as of and for the year ended December 31, 2007 associated with the Company's other postretirement benefits plans, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007. Increasing the assumed health care cost trend rate by 1.0% would increase the benefit obligation as of December 31, 2007 by $3,173,000 and increase the aggregate of the service and interest cost components of net periodic benefit cost for 2007 by $206,000. Decreasing the assumed health care cost trend rate by 1.0% would decrease the benefit obligation as of December 31, 2007 by $2,643,000 and decrease the aggregate of the service and interest cost components of net periodic benefit cost for 2007 by $172,000.

The Company's pension plans' weighted-average asset allocations as of December 31, 2007 and 2006, by asset category were as follows:

	Plan Assets at December 31	
Asset Category	2007	2006
Temporary Investment Funds	3%	4%
Equity Investment Funds	62	62
Fixed Income Funds	35	34
Total	100%	100%

The Company's pension plans' investment policy includes an asset mix based on the Company's risk posture. The investment policy states a target allocation of 60% equity funds and 40% fixed income funds. Inclusion of the fixed income funds is to provide growth through income and these funds should primarily invest in fixed income instruments of the U.S. Treasury and government agencies and investment-grade corporate bonds. The equity fund investments can consist of a broadly diversified domestic equity fund, an actively managed domestic equity fund and an actively managed international equity fund. The purpose of these funds is to provide the opportunity for capital appreciation, income, and the ability to diversify investments outside the U.S. equity market. Mutual funds are used as the plans' investment vehicle since they have clearly stated investment objectives and guidelines, offer a high degree of investment flexibility, offer competitive long-term results, and are cost effective for small asset balances.

The Company expects to contribute $8,500,000 to its pension plans and $1,500,000 to its other postretirement benefit plans in 2008. Estimated future benefit payments under our pension and other postretirement plans were as follows:

	Pension Benefits	Other Benefits
	(in thousands)	
2008	$ 2,027	$ 2,016
2009	2,787	1,843
2010	3,349	1,972
2011	4,046	1,961
2012	4,875	2,022
2013-2017	41,713	11,114

Employees of the Canadian, Belgium and United Kingdom operations participate in defined contribution pension plans sponsored by the Company. The Company's expense related to these plans for 2007, 2006, and 2005 was $1,338,000, $1,352,000, and $1,105,000 respectively.

The Company also sponsors a 401(k) retirement savings plan for all U.S. employees. Under this plan, participants may defer a portion of their earnings up to the annual contribution limits established by the Internal Revenue Service. The Company matches 40.0% of participant contributions up to the first 6.0% of compensation for nonunion employees and matches 50.0% of participant contributions up to the first 6.0% of compensation for union employees. For participants who are nonunion employees, the plan provides for additional discretionary employer matching based on the achievement of certain profitability goals. The plan also provides that the Company may make discretionary contributions of common stock to participant accounts on behalf of all actively employed U.S. participants. Company contributions generally vest ratably over a five-year period. A Knoll common stock fund consisting of 1,000,000 shares of common stock into which participants may invest the compensation they elect to defer was established on December 14, 2004. Participant contributions into the Knoll common stock fund will be limited to no more than 10% of their total account balance in the plan. Participant contributions in the Knoll common stock fund may be transferred into other investment alternatives and distributed in the form of shares of Knoll common stock if so invested at the time of distribution.

The Company's total expense under the 401(k) plan was $3,443,000, $2,802,000, and $3,035,000 for 2007, 2006 and 2005, respectively.

16. STOCK PLANS

Stock Incentive Plans

As of December 31, 2007, the Company sponsored two stock incentive plans under which awards denominated or payable in shares or options to purchase shares of Knoll common stock may be granted to officers, certain other employees, directors and consultants of the Company. On February 28, 2007, one of the Company's two stock incentive plans expired reducing the number of shares available to grant under the plans by approximately 8,000. In May 2007, the Company approved the 2007 Stock Incentive Plan which authorized the issuance of 2,000,000 shares of common stock. As of December 31, 2007, a combined maximum of 25,927,640 shares were authorized for issuance under the plans and 2,635,762 remained available for issuance. A Stock Option Committee currently consisting of the Compensation Committee of the Company's Board of Directors ("Stock Option Committee") has sole discretion concerning administration of the plans, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted. Options that are granted have a maximum contractual life of ten years. Grants to employees generally become partially vested one year from the date of the award agreement. On such date for the majority of options granted, 30% of the shares covered by the options become available for exercise. An additional 20% vest and become available on the second and third anniversaries and an additional 30% on the fourth anniversary. For some of the options granted 25%, vest each year for four years. In addition, the options generally have accelerated vesting provisions upon a change of control of the Company. With the implementation of SFAS 123(R), the Company is recognizing compensation expense using the graded vesting attribution method which treats each option grant as multiple grants each with its own requisite service period.

In 2004 and 2005 under the Amended and Restated 1999 Stock Incentive Plan, the Company granted performance-based restricted stock awards to certain key employees aggregating 1,650,000 shares of common stock. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. The restricted stock awards will vest as to one-sixth of the shares underlying each award to the extent that the average Knoll operating profit for any two-year period is equal to $100.0 million. An additional one-sixth will vest based on additional increments to operating profit of $15.0 million over such a period, with full vesting upon the achievement of $175.0 million in average operating profit over such a period. In any event, the awards will fully vest on the sixth anniversary of the date of the grant and will be subject to pro rata vesting upon a change of control of the Company, if earlier, regardless of whether the operating profit targets are met. The Company determined the fair value of the shares on the date of grant and is recognizing compensation expense ratably over the vesting period.

In 2007, under the 2007 Stock Incentive Plan and the Amended and Restated 1999 Stock Incentive Plan, the Company granted restricted stock awards to certain key employees aggregating 514,654 shares of common stock. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. 360,000 of these shares will vest as to one-fifth of the shares underlying each award to the extent that Knoll operating profit for the period is equal to $141.0 million. An additional one-fifth will vest based on additional increments to operating profit of $15.0 million over such a period, with full vesting upon the achievement of $201.0 million in operating profit. In any event, the awards will fully vest on the fifth anniversary of the date of the grant and will be subject to pro rata vesting upon a change of control of the Company, if earlier, regardless of whether the operating profit targets are met. 154,654 of these shares granted in 2007 vest one-third over the next three years, without regard to operating profit targets. The Company determined the fair value of the shares on the date of grant and is recognizing compensation expense ratably over the vesting period.

The following table summarizes the Company's restricted stock activity during the year:

	2007	
	Number of Shares Granted	Weighted Average Fair Value
Outstanding at the beginning of the year	1,586,000	$15.11
Granted	514,654	21.35
Forfeited	(133,334)	15.00
Vested	(264,329)	15.00
Outstanding at the end of the year	1,702,991	16.76

The following table summarizes the Company's stock option activity during the year:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Balance at December 31, 2006	4,774,546	$13.64		
Exercised	(2,225,033)	12.59		
Granted	295,000	23.19		
Expired	(8)	10.94		
Forfeited	(89,498)	16.62		
Balance at December 31, 2007	2,755,007	$15.39	5.16	$5,140
Exercisable at end of year	1,937,808	$14.19	4.13	$4,543

Generally, options were granted with an exercise price that equals the market price of a share of Knoll common stock on the date of grant, while the Company's stock was publicly traded, or the estimated fair value of a share of Knoll common stock on the date of grant, using an outside appraisal, subsequent to November 4, 1999 through December 13, 2004, when the Company's stock was not publicly traded. Options that were granted generally vest in installments over either a four- or five-year period, beginning one year from the date of grant.

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 9.55 – $10.94	625,334	2.17 years	$10.73	625,334	$10.73
$14.52 – $18.77	1,839,673	5.55	15.79	1,306,224	15.81
$20.04 – 23.47	290,000	9.16	22.89	6,250	20.04
$ 9.55 – 23.47	2,755,007	5.16	15.38	1,937,808	14.19

The weighted-average grant-date fair value of options granted during the years 2007, 2006, and 2005 was $7.70, $5.27 and $3.80 respectively. The total intrinsic value of options exercised during the years 2007, 2006, and 2005 was $24.1 million, $26.9 million, and $21.2 million, respectively. The total fair value of shares vested during the years 2007, 2006, and 2005 was $1.3 million, $5.0 million, and $4.9 million, respectively.

A summary of the status of the Company's non-vested shares as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below.

	Number of Options	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2007	948,621	3.81
Granted	295,000	7.70
Vested	(336,924)	3.93
Forfeited	(89,498)	5.20
Nonvested at December 31, 2007	817,199	5.22

As of December 31, 2007, there was $21.9 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 3.9 years.

Other Stock-Based Compensation Plans

On November 4, 1999, the Company established The Knoll Stock Ownership Award Plan, under which it may grant notional stock units to substantially all individuals employed by the Company in Canada as of the effective date of the plan. Participants vest their interest in notional stock units ratably according to years of service, with such units being 100% vested at the end of five years of service. On November 4, 1999, the Company granted a total of 109,800 notional stock units, with an estimated fair value of $14.00 per unit, to eligible employees. All outstanding shares became fully vested on November 4, 2004. In September 2004 and in January 2001, the number of notional units outstanding was adjusted, in accordance with the plan provisions, in response to special cash dividends that were paid to stockholders. In addition the number of notional units outstanding was adjusted, in accordance with plan provisions, for each quarterly cash dividend declared since the Company went public December 14, 2004. Compensation expense is recognized based on the estimated fair value of notional stock units and vesting provisions. Total compensation expense (income) incurred in connection with this award was ($881,000) for 2007, $815,000 for 2006 and ($33,000) for 2005.

As of December 31, 2007, approximately 118,494 notional units were outstanding and fully vested.

As discussed in Note 15, the Company may contribute shares of Knoll common stock into participant 401(k) plan accounts at its discretion. The Company contributed 300,200 shares into the 401(k) plan for substantially all individuals employed by the Company in the U.S. as of November 4, 1999. In connection with this award, the Company recognized $4,203,000 of compensation expense, which was based on a value of $14.00 per share. During 2006 and 2005, the Company repurchased 7,200, and 7,300 of the contributed common shares, respectively, from the 401(k) plan at a weighted average price per share of $19.51 during 2006, and $16.89 during 2005, respectively. Such shares are held in treasury.

In December 2004, the Company established an Employee Stock Purchase Plan (ESPP) whereby employees of the Company may purchase shares of Knoll common stock at a discounted rate. The discount rate is 5% off the average of the high and low sale price per share on the last Trading Day of the purchase period. Employees may contribute 1-10% of their eligible gross pay up to a $25,000 annual stock value limit. In 2007 and 2006, employees purchased 3,637 and 3,433 shares, respectively in accordance with the terms of the ESPP.

17. SEGMENT AND GEOGRAPHIC REGION INFORMATION

In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," management evaluates the Company as one reporting segment in the office furniture industry. The Company is engaged worldwide in the design, manufacture and sale of office furniture products and accessories through its wholly owned subsidiaries. Throughout the world, the product offerings, the production processes, the methods of distribution, and the customers serviced are similar. The Company's product offerings consist primarily of office furniture systems, seating, files and storage, and other specialty products. These product offerings are marketed, distributed, and managed primarily as a group of similar products on an overall portfolio basis.

The Company's net sales by product category were as follows:

	Year Ended December 31,		
	2007	2006	2005
	(in thousands)		
Office Systems	$ 561,956	$555,006	$458,840
Specialty Products	200,103	158,792	134,372
Seating	118,364	105,149	84,417
Files and Storage	81,022	81,314	58,750
European Products	89,677	76,381	63,017
Other	4,692	5,510	8,564
	$1,055,814	$982,152	$807,960

The Company markets its products in the United States and internationally, with its principal international markets being Canada and Europe. The table below contains information about the geographical areas in which the Company operates. Sales to clients are attributed to the geographic areas based on the origin of sale.

	United States	Canada	Europe	Consolidated
		(in thousands)		
2007				
Sales to clients	$926,018	$36,739	$93,057	$1,055,814
Property, plant and equipment, net	85,824	41,394	16,425	143,643
2006				
Sales to clients	$870,713	$33,216	$78,223	$ 982,152
Property, plant and equipment, net	88,105	35,513	14,111	137,729
2005				
Sales to clients	$715,453	$29,490	$63,017	$ 807,960
Property, plant and equipment, net	95,074	35,070	12,022	142,166

A number of U.S. government agencies purchase the Company's products through multiple contracts with the General Services Administration ("GSA"). Sales under GSA contracts amounted to $99,167,000 in 2007, $124,183,000 in 2006, and $99,291,000 in 2005.

18. QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited Consolidated Statements of Operations data for each quarter for the years ended December 31, 2007 and 2006. The operating results for any quarter are not necessarily indicative of results for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(in thousands, except per share data)				
2007					
Sales	$247,947	$272,089	$253,962	$281,816	$1,055,814
Gross profit	84,528	93,389	88,249	98,959	365,125
Net income	14,828	17,514	18,413	20,688	71,443
Earnings per share—basic	$ .31	$ .36	$ .38	$ .43	$ 1.48
Earnings per share—diluted	$ .30	$ .35	$ .37	$ .42	$ 1.45
2006					
Sales	$218,100	$247,476	$243,609	$272,967	$ 982,152
Gross profit	69,773	78,965	81,220	89,079	319,037
Net income	10,253	14,752	15,639	17,989	58,633
Earnings per share—basic	$ .19	$ .29	$ .32	$ .38	$ 1.18
Earnings per share—diluted	$ .19	$ .28	$ .31	$ .37	$ 1.14

19. OTHER (EXPENSE) INCOME

The components of other (expense) income are as follows:

	December 31		
	2007	2006	2005
	(in thousands)		
Foreign exchange transaction gain (loss)	$(4,203)	$ 562	$(2,261)
Unrealized (loss) gain on derivatives	(71)	(703)	295
Write-off of deferred financing fees	(1,195)	—	(3,562)
Fees associated with the amended and restated credit agreement	—	—	(1,056)
Other	818	882	1,229
Other income (expense), net	$(4,651)	$ 741	$(5,355)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. We, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 as of the end of the period covered by this report (December 31, 2007) ("Disclosure Controls"). Based upon the Disclosure Controls evaluation, our principal executive officer and principal financial officer have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that (i) information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes without limitation, maintaining records that in reasonable detail accurately and fairly reflect our transactions, providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements, providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization, and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Our management assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007. Our independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007; their report is included on page 69.

Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders
Knoll, Inc.

We have audited Knoll's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Knoll, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Knoll, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Knoll, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Knoll, Inc. and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst and Young LLP

Philadelphia, Pennsylvania
February 25, 2008

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 relating to directors, director nominees and executive officers of the registrant is incorporated by reference from the information under the captions "Board of Directors," "Executive Officers," "Board Meetings and Committees," "Code of Ethics," and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our Proxy Statement for our 2008 Annual Meeting of Stockholders (the "Proxy Statement").

The information relating to the identification of the audit committee, audit committee financial expert and director nomination procedures of the registrant is incorporated by reference from the information under the caption "Board Meetings and Committees" contained in our Proxy Statement.

Our Board of Directors has adopted a code of ethics for all employees. This code is made available free of charge on our website at *www.knoll.com*. For further information see subsection "Code of Ethics" in our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated by reference from the information under the caption "Executive Compensation" contained in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

	Equity Compensation Plan Information As of December 31, 2007		
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Shares Remaining for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	2,755,007	$15.38	2,635,762
Equity compensation plans not approved by security holders	—	—	—
Total	2,755,007		2,635,762

If there is an expiration, termination, or cancellation of any benefit granted under the plans without the issuance of shares, the shares subject to or reserved for that benefit may again be used for new stock options, rights, or awards of any type authorized under the plans.

All other information required by Item 12 is hereby incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated by reference from the information under the captions "Transactions with Related Persons" and "Director Independence" contained in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is hereby incorporated by reference from the information under the caption "Independent Registered Public Accounting Firm" contained in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Form 10-K:

(1) CONSOLIDATED FINANCIAL STATEMENTS (ITEM 8)

- Consolidated Balance Sheets as of December 31, 2007 and 2006.
- Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006, and 2005.
- Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2007, 2006, and 2005.
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006, and 2005.
- Notes to the Consolidated Financial Statements.
- Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements and Schedule.

(2) FINANCIAL STATEMENT SCHEDULES

- Financial Statement Schedule II—Valuation and Qualifying Accounts is filed with this Form 10-K on page S-1 of this Form 10-K. All other schedules for which provision is made in the applicable regulation of the Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) EXHIBITS

Exhibit Number	Description
3.1 (a)	Amended and Restated Certificate of Incorporation of Knoll, Inc.
3.2 (n)	Amended and Restated By-Laws of Knoll, Inc.
4.1 (a)	Form of Stock Certificate.
10.1 (b)	Stock Purchase Agreement, dated as of December 20, 1995, by and between Westinghouse and T.K.G. Acquisition Corp.
10.2 (c)	Amended and Restated Credit Agreement, dated as of June 29, 2007, by and among Knoll, Inc., the domestic subsidiaries of Knoll, Inc., Bank of America, N.A., as Administrative Agent, Swing Line Lender, and L/C Issuer, Banc of America Securities LLC, as sole Lead Arranger and sole Book Manager, HSBC Bank USA, National Association, as Syndication Agent, Citizens Bank, as Documentation Agent, and the other lenders party thereto.
10.3 (i)*	Amended and Restated Employment Agreement, executed March 14, 2006, effective as of January 1, 2006, between Knoll, Inc. and Burton B. Staniar.
10.4 (e)*	Employment Agreement, dated as of March 23, 2001, between Knoll, Inc. and Andrew B. Cogan.
10.5 (a)*	Amendment No. 1 to Employment Agreement, dated as of August 25, 2004, between Knoll, Inc. and Andrew B. Cogan.
10.6 (i)*	Amendment No. 2 to Employment Agreement, dated as of March 14, 2006, between Knoll, Inc. and Andrew B. Cogan.
10.7(k) *	Amendment No. 3 to Employment Agreement, dated as of December 11, 2006, between Knoll, Inc. and Andrew B. Cogan.
10.8 (n)*	Amendment No. 4 to Employment Agreement, dated as of December 10, 2007, between Knoll, Inc. and Andrew B. Cogan.

Exhibit Number	Description
10.9 (e)*	Employment Agreement, dated as of March 23, 2001, between Knoll, Inc. and Kathleen G. Bradley.
10.10 (a)*	Amendment No. 1 to Employment Agreement, dated as of August 25, 2004, between Knoll, Inc. and Kathleen G. Bradley.
10.11(i)*	Amendment No. 2 to Employment Agreement, dated as of March 14, 2006, between Knoll, Inc. and Kathleen G. Bradley.
10.12 (k) *	Amendment No. 3 to Employment Agreement, dated as of December 11, 2006, between Knoll, Inc. and Kathleen G. Bradley.
10.13*	Summary of Barry L. McCabe 2008 Compensation.
10.14 (a)*	Offer Letter, dated March 11, 1999, from Knoll, Inc. to Stephen A. Grover.
10.15*	Summary of Stephen A. Grover 2008 Compensation.
10.16 (a)*	Offer Letter, dated July 30, 1999, from Knoll, Inc. to Arthur C. Graves.
10.17*	Summary of Arthur C. Graves 2008 Compensation.
10.18 (d)	Amended and Restated Stockholders Agreement, dated as of November 4, 1999, among Knoll, Inc., Warburg, Pincus Ventures, L.P., and the signatories thereto.
10.19 (a)	Amendment and Waiver to Amended and Restated Stockholders Agreement, dated as of October 1, 2004, among Knoll, Inc., Warburg, Pincus Ventures, L.P., and the signatories thereto.
10.20 (d)	Amended and Restated Stockholders Agreement (Common Stock Under Stock Incentive Plans), dated as of November 4, 1999, among Knoll, Inc., Warburg, Pincus Ventures, L.P., and the signatories thereto.
10.21 (a)	Amendment and Waiver to Amended and Restated Stockholders Agreement (Common Stock Under Stock Incentive Plans), dated as of September 8, 2004, among Knoll, Inc., Warburg, Pincus Ventures, L.P., and the signatories thereto.
10.22 (d)*	Amended and Restated Knoll, Inc. 1996 Stock Incentive Plan.
10.23 (d)*	Amended and Restated Knoll, Inc. 1997 Stock Incentive Plan.
10.24 (a)*	Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan.
10.25 (o)*	Amended and Restated Knoll, Inc. 2007 Stock Incentive Plan.
10.26 (p)*	Knoll, Inc. Non-Employee Director Compensation Plan.
10.27 (f)*	Form of Non-Qualified Stock Option Agreement under the Amended and Restated Knoll, Inc. 1996 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.28 (f)*	Form of Non-Qualified Stock Option Agreement under the Amended and Restated Knoll, Inc. 1997 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.29 (d)*	Form of Non-Qualified Stock Option Agreement under the Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.30*	Form of Non-Qualified Stock Option Agreement under the 2007 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.31 (a)*	Form of Restricted Share Agreement under the Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan (time vesting with accelerated performance vesting).
10.32 (i)*	Form of Amendment to Restricted Share Agreement under the Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan (time vesting with accelerated performance vesting).

Exhibit Number	Description
10.33*	Form of Restricted Share Agreement under the 1999 Stock Incentive Plan (time vesting).
10.34*	Form of Restricted Share Agreement under the 2007 Stock Incentive Plan (time vesting with accelerated performance vesting).
10.35*	Form of Restricted Share Agreement under the 2007 Stock Incentive Plan (time vesting).
10.36*	Form of Restricted Share Agreement under the Non-Employee Director Compensation Plan (time vesting).
10.37 (q)	Asset Purchase Agreement, dated September 13, 2007, among El Leather Acquisition LLC, Teddy & Arthur Edelman, Limited, John Edelman, The Edelman Family Grantor Retained Annuity Trust and John McPhee.
10.38 (m)	Agreement between the Knoll, Inc. Grand Rapids and United Brotherhood of Carpenters and Joiners of America Carpenters Industrial Council Local 1615, dated August 27, 2006.
10.39 (a)*	Form of Director and Officer Indemnification Agreement.
10.40 (a)*	Offer Letter, dated October 6, 2004, from Knoll, Inc. to John F. Maypole.
10.41 (a)*	Offer Letter, dated October 6, 2004, from Knoll, Inc. to Anthony P. Terracciano.
10.42 (a)*	Form of Knoll Employee Stock Purchase Plan.
10.43 (h)*	Offer Letter, dated November 23, 2005, from Knoll, Inc. to Stephen F. Fisher.
10.44 (i)*	Summary of Informal Healthcare Severance Policy.
10.45 (j)	Stock Purchase Agreement, dated August 1, 2006, between Knoll, Inc. and Warburg Pincus Ventures, L.P.
10.46 (l)*	Offer Letter, dated September 25, 2006, from Knoll, Inc. to Sarah E. Nash.
10.47 (n)*	Andrew B. Cogan 2008 Incentive Compensation Letter, dated December 5, 2007.
10.48 (n)*	Barry L. McCabe 2008 Incentive Compensation Letter, dated December 5, 2007.
10.49 (n)*	Stephen A. Grover 2008 Incentive Compensation Letter, dated December 5, 2007.
10.50 (n)*	Arthur C. Graves 2008 Incentive Compensation Letter, dated December 5, 2007.
21	Subsidiaries of Knoll, Inc.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney [(included on signature page)].
31.1	Certification for Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification for Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification for Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification for Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Incorporated by reference to Knoll, Inc.'s Registration Statement on Form S-1 (File No. 333-118901), which was declared effective by the Commission on December 13, 2004.

(b) Incorporated by reference to Knoll, Inc.'s Registration Statement on Form S-4 (File No. 333-2972), which was declared effective by the Commission on June 12, 1996.

(c) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K, which was filed with the Commission on June 29,2007.

(d) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.

(e) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000.

(f) See Exhibit 10.29. Exhibit is substantially identical to Exhibit 10.29.

(g) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002.

(h) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 6, 2005.

(i) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005.

(j) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on August 3, 2006.

(k) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 11, 2006.

(l) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on September 27, 2006.

(m) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on August 28, 2006.

(n) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 10, 2007.

(o) Incorporated by reference to Knoll, Inc.'s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2007.

(p) Incorporated by reference to Knoll, Inc.'s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007.

(q) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on September 14, 2007.

* Management Contract or Compensatory Plan or Arrangement required to be identified by Item 15(a) (3) of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29th day of February 2008.

KNOLL, INC.

By: /s/ ANDREW B. COGAN

Andrew B. Cogan
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Andrew B. Cogan and Barry L. McCabe, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

/s/ BURTON B. STANIAR **Burton B. Staniar**	Chairman of the Board	February 29, 2008
/s/ ANDREW B. COGAN **Andrew B. Cogan**	Chief Executive Officer, Knoll, Inc. and Director	February 29, 2008
/s/ KATHLEEN G. BRADLEY **Kathleen G. Bradley**	President and Chief Executive Officer, Knoll North America and Director	February 29, 2008
/s/ BARRY L. MCCABE **Barry L. McCabe**	Chief Financial Officer	February 29, 2008
/s/ JEFFREY A. HARRIS **Jeffrey A. Harris**	Director	February 29, 2008
/s/ SIDNEY LAPIDUS **Sidney Lapidus**	Director	February 29, 2008
/s/ KEWSONG LEE **Kewsong Lee**	Director	February 29, 2008
/s/ JOHN F. MAYPOLE **John F. Maypole**	Director	February 29, 2008
/s/ ANTHONY P. TERRACCIANO **Anthony P. Terracciano**	Director	February 29, 2008
/s/ SARAH E. NASH **Sarah E. Nash**	Director	February 29, 2008
/s/ STEPHEN F. FISHER **Stephen F. Fisher**	Director	February 29, 2008

[THIS PAGE INTENTIONALLY LEFT BLANK]

SCHEDULE II

KNOLL, INC.

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

Description	Balance at Beginning of Year	Additions Charged to Expenses	Charge-Offs	Other (1)	Balance at End of Year
Allowance for doubtful accounts:					
Year ended December 31, 2005	5,392	1,321	2,796	(91)	3,826
Year ended December 31, 2006	3,826	1,224	1,660	(53)	3,337
Year ended December 31, 2007	3,337	1,560	710	(2)	4,185
Allowance for other non-trade receivables:					
Year ended December 31, 2005	1,980	—	329	—	1,651
Year ended December 31, 2006	1,651	—	274	—	1,377
Year ended December 31, 2007	1,377	—	335	—	1,042
Reserve for inventory valuation:					
Year ended December 31, 2005	6,347	971	2,026	(261)	5,031
Year ended December 31, 2006	5,031	2,239	982	174	6,462
Year ended December 31, 2007	6,462	2,638	2,250	59	6,909
Valuation allowance for deferred income tax assets:					
Year ended December 31, 2005	15,994	1,171	488	164	16,841
Year ended December 31, 2006	16,841	1,046	2,163	2,155	17,879
Year ended December 31, 2007	17,879	1	2,533	1,700	17,047
Reserve for warranty claims:					
Year ended December 31, 2005	5,019	6,994	6,500	8	5,521
Year ended December 31, 2006	5,521	9,667	7,775	23	7,436
Year ended December 31, 2007	7,436	11,637	9,135	140	10,078

(1) Primarily the impact of currency changes

Reconciliation of Non-GAAP Financial Measures

The following adjusted financial measures are calculated by excluding items that we believe to be infrequent or not indicative of our operating performance. Such items consist of expenses associated with our secondary public offerings, the buyback of stock from Warburg Pincus, fees related to the 2006 amendment of our credit facilities, taxes related to the repatriation of foreign earnings under The American Job Creation Act, restructuring charges, and the write-off of deferred financing fees. We present these adjusted results because we consider them an important supplemental measure of our performance and believe it is useful to show ongoing results from operations distinct from items that are infrequent or not indicative of our operating performance.

These adjusted financial measures are not a measurement of our financial performance under United States generally accepted accounting principles, or GAAP, and should not be considered as an alternative to GAAP results. The adjusted financial results have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. In addition, in evaluating these adjusted measures, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of the adjusted measures below should not be construed as an inference that our future results will be unaffected by unusual or infrequent items. We compensate for these limitations by providing equal prominence of our GAAP results and using the adjusted results only supplementally.

	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Earnings per Share—Diluted	$0.55	$0.68	$1.14	$1.45
Add back:				
Public offering expense(1)	0.08	—	0.03	—
Restructuring charges	—	0.01	—	—
Write-off of deferred financing fees	0.03	0.05	—	0.02
Taxes related to repatriation of foreign earnings	—	0.06	—	—
Adjusted Earnings per Share—Diluted	$0.66	$0.80	$1.17	$1.47

(1) Includes costs associated with the buyback of Warburg shares and fees incurred related to the amendment of our credit facility.

	12/31/2006	12/31/2007
Debt Levels(3)	$354.2	$372.1
Net Income ($mm)	$ 58.6	$ 71.4
Adjustments		
Interest	23.7	24.6
Taxes	35.3	41.5
Depreciation and Amortization	19.2	21.3
Non-cash items(1)	7.0	12.1(2)
EBITDA	$143.8	$170.9
Leverage Ratio	2.46	2.18

(1) Non-cash items include stock compensation expense, unrealized gains/losses on derivatives and the write-off of deferred financing fees.

(2) Includes a proforma 2007 EBITDA for Edelman Leather, which was acquired on October 1, 2007.

(3) Debt Levels for 2006 and 2007 include letters of credit totaling $3.9 million and $3.5 million, respectively.

Annual Certifications

On February 29, 2008, we filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to our annual report on Form 10-K. We also have submitted all certifications required under Section 303A.12(a) of the New York Stock Exchange Listed Company Manual in 2007.

Exhibit 31.1

Certification of Chief Executive Officer

I, Andrew B. Cogan, certify that:

(1) I have reviewed this annual report on Form 10-K of Knoll, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to material affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ Andrew B. Cogan

Andrew B. Cogan
Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

I, Barry L. McCabe, certify that:

(1) I have reviewed this annual report on Form 10-K of Knoll, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to material affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ Barry L. McCabe

Barry L. McCabe
Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer

In connection with the Annual Report on Form 10-K of Knoll, Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Andrew B. Cogan, Chief Executive Officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 29, 2008

/s/ Andrew B. Cogan

Andrew B. Cogan
Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer

In connection with the Annual Report on Form 10-K of Knoll, Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Barry L. McCabe, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 29, 2008

/s/ Barry L. McCabe

Barry L. McCabe
Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate Information

Officers

Burton B. Staniar
Chairman of the Board

Andrew B. Cogan
Chief Executive Officer

Kathleen G. Bradley
President and Chief Executive Officer, Knoll North America

Lynn M. Utter
President and Chief Operating Officer, Knoll North America

Barry L. McCabe
Executive Vice President and Chief Financial Officer

Arthur C. Graves
Executive Vice President–Sales and Distribution

Stephen A. Grover
Executive Vice President–Operations

David L. Schutte
Senior Vice President and Chief Marketing Officer

Benjamin A. Pardo
Senior Vice President, Director of Design

Michael A. Pollner
Vice President, General Counsel and Secretary

Marcia A. Thompson
Vice President, Human Resources

Board of Directors

Burton B. Staniar
Chairman of the Board, Knoll, Inc.

Andrew B. Cogan
Director
Chief Executive Officer, Knoll, Inc.

Kathleen G. Bradley
Director
President and Chief Executive Officer, Knoll North America

Stephen F. Fisher
Director
Executive Vice President and Chief Financial Officer, Entercom Communications Corp.

Jeffrey A. Harris
Director
Managing Director, Warburg Pincus LLC

Sidney Lapidus
Director
Retired Partner, Warburg Pincus LLC

Kewsong Lee
Director
Managing Director Warburg Pincus LLC

John F. Maypole
Director
Managing Partner, Peach State Real Estate Holding Company, LLC

Sarah E. Nash
Director

Executive Offices

Knoll, Inc.
1235 Water Street
East Greenville, PA 18041
215 679-7991
www.knoll.com

Stock Listing

New York Stock Exchange
Ticker Symbol: KNL

Annual Stockholders Meeting
The annual meeting of Knoll, Inc. stockholders is scheduled for Wednesday, April 30, 2008, at 9 a.m., in the Knoll offices at 76 9th Avenue, New York NY 10011

Independent Registered Public Accounting Firm
Ernst & Young, LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadephia, PA 19103

Transfer Agent and Registrar
Computershare Trust Company, N.A.
PO Box 43023
Providence, RI 02940-3023
www.computershare.com

On the front cover: Table Desk by Ross Lovegrove, 2007.
On the back cover: Wassily Lounge Chair by Marcel Breuer, 1935, featuring Spinneybeck® leather options introduced in 2007.

Showrooms & Sales Offices

United States

Arizona
2901 North Central Ave., Ste. 160
Phoenix, AZ 85012
602 265-2231

California
317 Montgomery Street
San Francisco, CA 94104
415 837-2100

214 Wilshire Blvd., Suite 200
Santa Monica, CA 90401
310 289-5800

Colorado
1899 Wynkoop, Ste. 150
Denver, CO 80202
303 722-1555

District of Columbia
1150 18th Street NW
Suite 100
Washington, DC 20036
202 973-0400

Florida
200 S. Biscayne Blvd
Suite 1700
Miami, FL 33131
305 571-0900

Georgia
1660 Northeast Expressway
Atlanta, GA 30329
404 522-1835

Illinois
1111 Merchandise Mart Plaza
Chicago, IL 60654
312 454-6920

Indiana
621 East Ohio Street
Indianapolis, IN 46202
317 387-2385

Massachusetts
40 Broad Street
Boston, MA 02109
617 695-0220

Michigan
Oakland Towne Square
One Towne Square, Suite 250
Southfield, MI 48076
248 350-9600

Minnesota
275 Market Street, Ste. 535
Minneapolis, MN 55405
612 313-8100

Missouri
1903 Wyandotte
Kansas City, MO 64108
816 329-5000

New Jersey
1140 Route 22 East, Ste. 103,
CenterPointe IV
Bridgewater, NJ 08807
908 725-2003

New York
76 Ninth Avenue, 11th floor
New York, NY 10011
212 343-4000

North Carolina
227 West Trade Street, Suite 200
Charlotte, NC 28202
704 334-7252

Pennsylvania
2300 Chestnut Street, Ste. 410
Philadelphia, PA 19103
215 988-1788

Texas
1707 Oak Lawn Avenue
Dallas, TX 75207
214 741-5819

2800 Post Oak Blvd., 1st Floor
Houston, Texas 77056
713 629-5665

Washington
1124 First Avenue
Seattle, WA 98101
206 624-0174

Belgium

Avenue du Port 86c Havenlaan
B-1000 Brussels
32 (0) 2715 1300

Canada

British Columbia
93 West Cordova Street
Vancouver, British Columbia
V6V1C8
604 685-4313

Ontario
145 King Street East
Toronto, Ontario M5C 2Y7
416 365-3000

Quebec
625 Avenue President Kennedy
Niveau Mezzanine
Montreal, Quebec H3A 1K2
514 845-9579

France

268, bd Saint-Germain
75007 Paris
33 1 44 18 19 99

Italy

Piazza Bertarelli 2
Milano 20122
39 02 7222 291

United Kingdom

1 Lindsey Street
East Market, Smithfield
London EC1A 9PQ
44 (0) 20 7236-6655

END



knoll.com

Knoll